ManTech
International Corporation®

Leading the Convergence of National Security and Technology SM

ANNUAL REPORT
AND FORM 10-K



2008

www.mantech.com

ManTech at a Glance

- Leading provider of innovative technologies and solutions focused on mission-critical national security programs for the U.S. Intelligence Community; the Departments of Defense, State, Homeland Security and Justice; Space Community; and other federal government agencies
- 2008 revenues of $1.87 billion – up 29 percent from 2007; organic growth of 18 percent
- Approximately 91 percent of revenues from the Intelligence Community and Department of Defense
- Record cash flows in 2008 of $127 million
- Since 2002 initial public offering, ManTech's revenue and net income have grown by a compound annual rate of 25 percent
- Approximately 8,000 highly skilled professionals; over 75 percent with active security clearances; approximately 42 percent cleared to Top Secret or above
- 214 locations worldwide with operations in approximately 40 countries
- In 2008, ManTech received the following recognition:
  - A-Space, a Web 2.0 enhanced collaboration tool developed by ManTech for the Intelligence Community was named one of the Top 50 inventions of the year by *Time* magazine. Modeled after popular internet social networking sites, A-Space allows intelligence analysts to share information more freely and collaborate across agencies.
  - Named one of the Top 100 IT companies in the world by *Business Week* magazine.
  - Chosen by *Forbes.com* as one of the 400 Best Big Businesses in America.
  - Selected as a *G.I. Jobs* magazine Top Ten Military Friendly Employer for the third year in a row.



23% CAGR
667
827
980
1,137
1,448
1,870
2003
2004
2005
2006
2007
2008

Annual Revenue *
(in millions)



23% CAGR
55
68
84
91
114
153
2003
2004
2005
2006
2007
2008

Annual Operating Income *
(in millions)



21% CAGR
0.98
1.29
1.60
1.64
1.95
2.55
2003
2004
2005
2006
2007
2008

Annual EPS *

OPERATING RESULTS (in thousands, except per share data amounts)	2004	2005	2006	2007	2008
Revenues	$826,928	$980,289	$1,137,178	$1,448,098	$1,870,879
Operating Income	$68,467	$84,178	$90,650	$113,704	$153,358
Income from continuing operations	$41,918	$53,203	$55,596	$67,327	$90,292
Diluted earnings per share from continuing operations	$1.29	$1.60	$1.64	$1.95	$2.55
BALANCE SHEET SUMMARY					
Cash and cash equivalents	$22,963	$5,678	$41,510	$8,048	$4,375
Accounts receivable	$196,086	$239,676	$236,436	$337,467	$407,248
Working capital	$127,034	$103,576	$168,189	$68,409	$140,744
Total assets	$468,402	$555,985	$613,252	$937,503	$1,021,712
Total debt	$25,184	$42,523	$0	$165,000	$44,100
Total stockholders' equity	$320,396	$378,582	$459,016	$551,305	$680,536

* Represents results from continuing operations

To Our Shareholders



George J. Pedersen
Chairman of the Board of Directors and Chief Executive Officer

Robert A. Coleman
President and Chief Operating Officer

In 2008 we proudly celebrated our 40th year of providing advanced technology solutions and services to the U.S. government and other customers and continued our history of success by delivering another banner year of performance. Backed by the dedication and skills of our approximately 8,000 employees, and the experienced leadership of our management team, we generated outstanding growth in revenue, income, earnings per share (EPS), cash flow and other key measurements. Our success was fueled by our performance on our existing contracts, new business awards, continued focus on the high-end defense and intelligence markets that support national security and the Global War on Terrorism, and the disciplined execution of our growth strategy.

2008 revenue up 29 percent; income rises 34 percent

Since 2002 when we went public, our revenue has grown by a compound annual growth rate of 25 percent. We maintained that trend in 2008, producing $1.87 billion in revenue, a 29 percent increase from the previous year. Our organic growth rate (non-acquisition related) in 2008 was 18 percent and over the prior three years our average organic growth has been 15 percent. Net income from continuing operations for 2008 was $90.3 million, up 34 percent compared to $67.3 million in 2007. Diluted earnings per share from continuing operations for 2008 were $2.55, up 31 percent from $1.95 in 2007.

Contract awards are critical to our growth and in 2008 we recorded 2.97 billion, with 35 percent coming from new business awards. This generated a contract backlog (an estimate of remaining revenue from signed contracts) for the year of $4 billion, a 24 percent increase from 2007. Funded backlog was $1.2 billion, up 56 percent from 2007.

Our persistent focus on cash collections in 2008 helped to generate operating cash flow from continuing operations of $127 million. This strong financial management left us with only $40 million in net debt at the end of 2008, which gives ManTech great operating flexibility in the difficult credit and liquidity environment our nation is currently experiencing.

Acquisition of Emerging Technologies Group and EWA Services Inc.

We made two strategic acquisitions in 2008 that broaden our capabilities in the Department of Defense, the Intelligence Community and the cyber security arena, and add to our employee base of highly-skilled, cleared workers. Emerging Technologies Group, with 58 employees, was a privately held, fast growing provider of computer and network forensics supporting counterterrorism and counter intelligence missions around the world. EWA Services with 167 employees, was a subsidiary of a privately held company providing information technology, threat analysis, and test and evaluation for several Department of Defense agencies. Nearly all the employees of both organizations hold security clearances.

Contract awards and other highlights

We won a number of significant new contracts in 2008 including:

- An $820 million, two-year contract with the U.S. Army TACOM Life Cycle Management Command to support Route Clearance Improvised Explosive Devices (IED) detection, removal and troop transport vehicles.
- A $151 million, five-year contract from the Naval Sea Systems Command for information technology support.
- A $124 million, five-year contract with the Department of State for its Global IT Modernization.
- A $268 million, one-year bridge extension under the Countermine program for the U.S. Army that helps protect the troops from IEDs.
- A $62 million contract expansion to support the Army's global property management system.

To Our Shareholders (cont'd)



Keith Stansell (foreground) steps off the back ramp of a U.S. Air Force C-17 Globmaster III as he arrives on Lackland Air Force Base, Texas, July 2, 2008. Stansell was one of three U.S. defense contractor employees captured by Colombian guerillas after their plane crashed in the jungle in February 2003. ManTech employees supported USSOUTHCOM in the successful rescue effort that freed 15 hostages.

U.S. Air Force photo by Lance Cheung

We were also very proud to announce that our employees supported the USSOUTHCOM Military Group (MILGP) in Colombia during the successful rescue mission that freed 15 hostages that had been held captive for five years or more by Colombian leftist rebels. ManTech assisted the MILGP with the installation and maintenance of the systems that supported the planning, real-time tracking, sensor and imagery data provided by the Intelligence Community. Our team in Colombia assisted the MILGP with the enhancement of the Colombian Armed Forces telecommunications systems which were critical to the command and control of the rescue operation. ManTech also provides mission-critical support to our troops on the ground in Iraq and Afghanistan and other parts of the world.

Praised for Our Performance, Ethics and Innovation

ManTech's financial accomplishments in 2008 were widely recognized. Business Week magazine named us one of the Top 100 IT companies in the world and Forbes.com ranked us as one of the 400 Best Big Companies in America. We were also cited for our business management. We received a top rating as a government contractor for our ethics and compliance programs from the Ethisphere Institute.

Our ability to provide our customers with leading-edge solutions is a key factor in our success. Two of our innovative offerings received special praise. A-Space, an information collaboration tool we developed for the Defense Intelligence Agency (DIA) and the Office of the Director of National Intelligence was named one of the Top 50 Inventions of 2008 by Time magazine. A-Space, which is being used throughout the Intelligence Community, provides an interactive workspace for intelligence analysts to solve problems, and among other capabilities, uses Web 2.0 tools to share geospatial intelligence data.

Another ManTech solution that was recognized for innovation was CORIN™ XLS, a transparent polyimide film used in space and electronics applications. CORIN, which is a lightweight material that replaces metals and glass to lower the cost of satellites, was named by R&D Magazine as one of the top 100 most innovative and technologically significant new products of 2008.

ManTech – A Preferred Employer

For the third year in a row, G.I. Jobs magazine named us one of the Top Ten Military Friendly Employers in the nation. This is a coveted distinction for any company, but particularly for ManTech because veterans are a key part of our workforce and we operate in a very competitive environment for skilled and cleared employees. We are focused on being a preferred company and ever-mindful that our employees are our most valuable asset. The welfare of our employees, particularly those serving in hostile environments is always our highest concern. We are forever thankful for their service and we remain vigilant for their continued safety.

Looking Ahead

Thanks to our continued strong operational performance, excellent financial returns and disciplined execution of our strategic plan, ManTech is poised to continue to deliver high value to our shareholders. Going forward, we will remain focused on the mission-critical markets in the Department of Defense and the Intelligence Community and we are poised to take advantage of growing markets such as cyber security. Protecting our nation's cyber infrastructure is a major focus of the U.S. government and ManTech is well-positioned to support these efforts. The combination of our uniquely skilled cyber security employees, our vast national security domain knowledge across the company, and our advanced facilities gives us the expertise and fast-response capability that is crucial in meeting today's cyber threats. We are excited about our growth prospects and confident in our ability to reach the $3 billion growth mark and build ManTech into the premier mid-tier national security company.

George J. Pedersen
Chairman of the Board of Directors and Chief Executive Officer

Robert A. Coleman
President and Chief Operating Officer

A Corporate Commitment to Social Responsibility

Corporate social responsibility is a fundamental tenet of ManTech's core values. We are dedicated to being a good corporate citizen and for ManTech that means adhering to the highest ethical standards in our business, taking care of our employees, contributing to the protection of the environment and supporting the communities where we live and work.

We have earned a reputation as a fair and honest company thanks to our employees and their commitment to upholding high ethical standards, both at home and abroad. In 2008 the Ethisphere Institute ranked ManTech 15th among the largest 100 government contractors for our ethics and compliance initiatives.

We are constantly focused on our employees, their well-being and being an employer of choice in our marketplace. They are the energy which powers our success. Last year *G.I.* Jobs magazine named us a Top 10 Military Friendly Employer for the third year in a row.

ManTech is devoted to environmental stewardship and being a leader in the community. We are focused internally on green initiatives and externally on helping our customers meet environmental directives for IT and lifecycle cost savings.

Working to enrich the community - whether it's aid to our neighbors in need, donations to non-profit charities or supporting our men and women in the armed forces - has been a focus of ManTech since our founding. Here are some of the organizations that ManTech and its employees supported in 2008:

- Alternative House
- American Cancer Society
- American Diabetes Association
- Arlington Alexandria Homeless Coalition
- Charity Works
- Children's National Medical Center
- Fisher House
- Easter Seals
- Homestretch, Inc
- INOVA Blood Bank
- Ivymount School
- Komen Race for the Cure
- March of Dimes
- Marine Corps Marathon
- Muscular Dystrophy Association
- National Guard Youth Foundation
- National Kidney Foundation
- National Multiple Sclerosis Society
- Our Neighbor's Child
- Relay for Life
- Rolling Thunder
- Special Olympics – Virginia and Florida
- Teardrops to Rainbows
- Toys for Tots
- USO of Metropolitan Washington
- Verizon Foundation Hopeline Phone Program to prevent domestic violence

Soldiers show appreciation for receiving ManTech care packages


Dear Stephanie -
Thank You very much for the care package you sent us. I am the First SGT for an Air Force military police squadron - I give all of the stuff I get to my young airmen - they really are thankful and so am I.
God Bless You!
Camp Bucca, Iraq
Miss Stephanie,
Good evening.

Corporate Overview

ManTech International Corporation is a leading provider of innovative technologies and solutions for mission-critical national security programs for the Intelligence Community; the Departments of Defense, State, Homeland Security, and Justice; the Space Community; and other U.S. federal government agencies. We have successfully supported national security missions since our founding and as a result we have built a deep reservoir of domain knowledge and highly skilled professionals, and earned a reputation in the marketplace as a trusted provider of high-priority professional services. Those services include technical support to our armed services in essential operations around the world, helping fight the Global War on Terrorism and protecting our homeland. ManTech has approximately 8,000 employees who embody our culture based on integrity and high ethical standards. More than 75 percent of our employees hold security clearances and approximately 42 percent are cleared at Top Secret or above.

Worldwide presence – diverse spectrum of capabilities

With operations in approximately 40 countries and 42 states we can support our customers with a comprehensive and vast array of technical skills and solutions anywhere around the world. Our offerings are in the areas of Cyber Operations, Intelligence Analysis, Mission Operations and Security; Information Technology; Systems Engineering and Integration; and Global Logistics Systems and Support.

Cyber Operations, Intelligence Analysis, Mission Operations and Security

Cyber Operations

ManTech's cyber security capabilities form a center of excellence that leverages unique technical skills and information operations expertise to solve some of the most difficult computer forensics and information security challenges faced by the U.S. government, the Intelligence Community and commercial organizations. We are experts at conducting reverse engineering, vulnerability assessments, computer network operations, computer network forensic services and training.

Intelligence Operations and Analysis Support

In support of the U.S. government and the Intelligence Community, we develop and integrate collection and analysis systems and techniques that support classified systems and facilities designed to collect, analyze, process and report various intelligence sources here and around the world.

Secrecy Management, Program Security and Mission Operations

To protect a program's assets from sophisticated cyber attacks, ManTech offers a disciplined program protection approach and advanced skill in exposure analysis, secrecy architecture design, multi-disciplinary counterintelligence, and security policy development and implementation.

Global Integrated Logistics Systems and Support

Communication Systems and Infrastructure Support

ManTech personnel have provided C4I systems operations and maintenance support to deployed units in hostile environments beginning with Desert Storm and through the ongoing Iraqi Freedom initiative. We support a variety of advanced surveillance systems deployed throughout Iraq and Afghanistan that gives the U.S. military the intelligence required to rapidly respond to hostile actions.

Global and Domestic Mission-Critical Logistics Support

For the U.S. Army we procure equipment from manufacturers and deliver systems and parts in theaters around the globe. We sustain and maintain several variants of counter IED vehicles and systems.

Global Property Management

We provide property program management and readiness tracking, automated records maintenance, property accountability, and property book visibility, evaluation, validation and analysis for the U.S. Army's Global Property Management Services supporting operations worldwide.

Global Information Technology Modernization

For the U.S. State Department we provide secure information technology systems life-cycle management to numerous government customers worldwide. We modernize over 850 classified and unclassified networks in over 340 customer locations. The backbone of our global capabilities is a comprehensive ISO 9001:2000-certified management and control system.

Corporate Overview (cont'd)

Information Technology

A-Space

ManTech developed and operates A-Space for the Director of National Intelligence and DIA to accelerate the analytical transformation in support of post-9/11 intelligence reform efforts. A-Space is a social networking and collaboration solution similar to popular Internet applications. It is the focal point for information sharing across all 16 intelligence agencies. In 2008 *Time* magazine named A-Space one of the top 50 inventions of the year.

Secure Information Sharing and Collaboration

ManTech engineered and deployed a commercial-off-the-shelf based secure information sharing system now in use by the Army, Navy, FBI and other agencies that uses standard Microsoft desktop utilities, includes Voice-Over-Internet-Protocol, video teleconferencing and instant messaging.

Mission Enabling Solutions

We design, develop, implement, test, maintain and Web-enable software applications for information systems network infrastructures.

Enterprise Systems Engineering

ManTech implements proven enterprise-wide network infrastructures and components that include LAN/WAN architectures, messaging architectures, network management solutions, directory services architecture, and Web hosting.

Geospatial Intelligence Tools

ManTech applies its expertise in information processing to develop geospatial intelligence analysis tools that support the Department of Homeland Security Common Operating Picture, the State Department's Blue Force Tracker, and a radar signal processing toolkit that creates synthetic aperture radar images and performs moving target detection and characterization.

Service Oriented Architectures

The service oriented architecture (SOA) approach to system and application development maximizes flexibility and reduces redundancy by making commonly used functions dynamically available as shared, reusable services. ManTech professionals developed the first operational SOA in DoD and provided DIA with a secure, standards-based SOA-enabled environment for intelligence analysis.

Systems Engineering and Integration

Space Community Support

We provide systems engineering, technical and scientific services to the Air Force, NASA, National Reconnaissance Office (NRO) and others in the Space Community to ensure quality engineering, reliability and system safety. Space qualified hardware we build is based on company developed cutting-edge materials that fully meet critical national security and commercial space requirements.

Systems Engineering Services

ManTech is a recognized leader in applying systems engineering across a wide array of complex development and acquisition programs for government and industry. We are noted for implementing a disciplined, tailorable systems approach across the life-cycle for the U.S. Navy, Defense Advanced Research Projects Agency, Missile Defense Agency (MDA), NRO, Defense Threat Reduction Agency, Space and Missile Defense Command, Department of Homeland Security, FAA and NASA. ManTech is rated CMMI Level 3 for software and systems engineering.

Command, Control, Communications, Computers, Intelligence, Surveillance and Reconnaissance (C4ISR)

ManTech has proven experience in the design, analysis, implementation and support of all aspects of C4ISR systems and technology, with specific expertise working with the NRO, DOD, MDA, joint staff and combatant commands.

Modeling and Simulation, Testing and Evaluation

For the U.S. Department of Homeland Security's Domestic Nuclear Detection Office we provide system analysis, modeling and testing of technologies and systems being deployed to identify and detect nuclear and radiological sources attempting to enter the U.S.

Board of Directors

Left to Right:




George J. Pedersen
Chairman of the Board and Chief Executive Officer

Ambassador Richard L. Armitage
Former Deputy Secretary of State
Former Assistant Secretary of Defense
Former Presidential Special Envoy during the Gulf War




Mary K. Bush
Founder and President, Bush International
Former Managing Director, Federal Housing Finance Board

Barry G. Campbell
Former Chairman and Chief Executive Officer, Tracor Systems Technology, Inc.




Robert A. Coleman
President and Chief Operating Officer

Walter R. Fatzinger, Jr.
Vice Chairman and Director, ASB Capital Management, Inc.




Admiral David E. Jeremiah
U.S. Navy (Ret.), Former Vice Chairman of the Joint Chiefs of Staff

Richard J. Kerr
Former Deputy Director, Central Intelligence Agency, CIA Officer




Lieutenant General Kenneth Minihan, USAF (Ret)
Managing Director of the Homeland Security Fund for Paladin Capital Group
Former Director, National Security Agency
Former Director, Defense Intelligence Agency

Stephen W. Porter
Senior Counsel, Arnold and Porter

Management Team

Left to Right:

George J. Pedersen
Chairman of the Board and Chief Executive Officer

Robert A. Coleman
President and Chief Operating Officer




Kevin M. Phillips
Executive Vice President and Chief Financial Officer

Louis M. Addeo
President, Defense Systems Group




James N. Allburn
President, ManTech Systems Engineering & Analysis

Kenneth J. Farquhar
President, ManTech Systems Engineering Corporation




Joseph R. Fox
President, ManTech Information Systems & Technology Corporation

Jay W. Kelley
President, ManTech Global Services Corporation




Thomas E. Mitchell
President, ManTech Security & Mission Assurance

Kurt J. Snapper
President, ManTech Security Technologies Corporation




ManTech's Commitment to Corporate Governance

Investor confidence in ManTech is of paramount importance to us. Our corporate governance policies provide a framework for the efficient operation of our company, consistent with the best interests of our stockholders and applicable legal and regulatory requirements.

ManTech has a system of controls and procedures designed to ensure the integrity and accuracy of our financial results. At ManTech we have always been diligent in complying with our established financial accounting policies (consistent with GAAP), and we strive to report our results with objectivity and the highest degree of integrity. We are committed to providing financial information that is transparent, timely, complete, relevant and accurate.

We are also committed to rigorously and diligently exercising our oversight responsibilities throughout the company, managing our affairs in accordance with the highest principles of business ethics, and meeting or exceeding the corporate governance requirements of the Sarbanes-Oxley Act and other SEC and NASDAQ regulations. Some of the steps we have taken to fulfill this commitment include:

- A majority of our Board members are independent of ManTech and its management;
- Our key Board committees – the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee – are comprised solely of independent directors;
- Our independent directors meet regularly in executive session, without management present;
- The charters of our Board committees clearly establish their respective roles and responsibilities and are made publicly available on our website;
- We have Corporate Governance Guidelines that assist the Board in the exercise of its responsibilities;
- We have an established process by which our stockholders can communicate with our Board of Directors on matters important to them;
- We have a formal policy regarding the recommendation of director candidates by our stockholders, a copy of which is available on our website;
- We have a code of business conduct and ethics that is monitored by our Corporate Compliance department, a copy of which is available on our website;
- We have an ethics hotline available to all of our employees, and our Audit Committee has procedures in place for the anonymous submission of employee complaints about accounting, internal control or auditing matters;
- We have a related party transactions policy that is monitored by the Audit Committee, a copy of which is available on our website; and
- We have a stock option grant policy that is approved and overseen by the Compensation Committee, a copy of which is available on our website.

We are devoted to ensuring that the high standards that we have established are consistently maintained. Our culture demands integrity and an unyielding commitment to strong internal practices and policies. We have the highest confidence in our financial reporting, our underlying system of internal controls and our people. We thank you for the confidence you have placed in us.

George J. Pedersen
Chairman of the Board of Directors and
Chief Executive Officer

Robert A. Coleman
President and Chief Operating Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10–K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2008

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _______ to _______

Commission File No. 000-49604

ManTech
International Corporation

(Exact name of registrant as specified in its charter)

Delaware	**22-1852179**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

12015 Lee Jackson Highway, Fairfax, VA 22033
(Address of principal executive offices)

(703) 218-6000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Class A Common Stock, Par Value $0.01 Per Share	**Nasdaq Stock Market**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting stock held by non-affiliates of the registrant as of June 30, 2008 was $1,014,763,366 (based on the closing price of $48.12 per share on June 30, 2008, as reported by the Nasdaq National Market).

There were the following numbers of shares outstanding of each of the registrant's classes of common stock as of February 18, 2009: ManTech International Corp. Class A Common Stock, $.01 par value per share, 21,541,399 shares; ManTech International Corp. Class B Common Stock, $.01 par value per share, 13,958,345 shares.

DOCUMENTS INCORPORATED BY REFERENCE

Certain portions of the definitive Proxy Statement to be filed with the Securities Exchange Commission pursuant to Regulation 14A in connection with the registrant's 2009 Annual Meeting of Stockholders, to be filed subsequent to the date hereof, are incorporated by reference into Part III (Items 10, 11, 12, 13 and 14) of this Annual Report on Form 10-K. Such definitive Proxy Statement will be filed with the Commission not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

PART I

Item 1. *Business*

This Annual Report on Form 10-K contains forward-looking statements that involve substantial risks and uncertainties, many of which are outside of our control. We believe that these statements are within the definition of the Private Securities Litigation Reform Act of 1995. You can often identify these statements by the use of words such as "may," "will," "expect," "intend," "anticipate," "believe," "plan," "seek," "estimate," "continue" and other similar words or variations on such words. You should read our forward-looking statements carefully because they discuss our future expectations, make projections of our future results of operations or financial condition or state other "forward-looking" information. Although forward-looking statements in this Annual Report reflect our good faith judgment, such statements can only be based on facts and factors currently known by us. Consequently, forward-looking statements are inherently subject to risks and uncertainties and actual results and outcomes may differ materially from the results and outcomes discussed in or anticipated by the forward-looking statements. The factors that could cause or contribute to such differences include, but are not limited to, those discussed in Item 1A. "Risk Factors" below, as well as those discussed elsewhere in this Annual Report. We undertake no obligation to update any forward-looking statement.

In this document, unless the context indicates otherwise, the terms "Company" and "ManTech," as well as the words "we," "our," "ours" and "us," refer to both ManTech International Corporation and its consolidated subsidiaries. The term "registrant" refers only to ManTech International Corporation, a Delaware corporation.

Industry and market data used throughout this Annual Report on Form 10-K were obtained through surveys and studies conducted by third parties, industry and general publications and internal company research. INPUT, an independent federal government market research firm, was the primary source for third-party industry and market data and forecasts. We have not independently verified any of the data from third-party sources nor have we ascertained any underlying economic assumptions relied upon therein. While we are not aware of any misstatements regarding the industry data presented herein, estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading "Risk Factors."

Business Overview

ManTech is a leading provider of innovative technologies and solutions for mission-critical national security programs for the Intelligence Community; the departments of Defense, State, Homeland Security and Justice; the Space Community and other U.S. federal government customers. Our expertise includes systems engineering and integration; software services; enterprise architecture; information operations and computer forensics; information assurance and security architecture; intelligence operations and analysis support; cyber security; network and critical infrastructure protection; information technology; communications integration and engineering support; global logistics and supply chain management. With approximately 7,900 highly qualified employees, we operate in the United States and approximately 40 countries worldwide. As of December 31, 2008, over 75% of our workforce possessed clearances and approximately 42% had Top Secret or above level clearances, which are necessary to work on classified contracts.

In 2008, we had revenues of $1.87 billion, a 29.2% increase over our 2007 revenue of $1.45 billion. We have grown substantially in the last seven years, from revenues of $431 million at the end of 2001, just prior to our initial public offering (IPO) in February 2002, to our current levels today. We derive a substantial majority of our revenues from our customers in the Intelligence Community and the Department of Defense:

Fiscal Year	Percentage of Revenues from Intelligence Community and the Department of Defense
2008	93.8%
2007	93.3%
2006	95.2%

Our Intelligence Community and Department of Defense customers include the Office of the Secretary of Defense; the Department of State; the Department of Homeland Security; the Department of Justice; various intelligence agencies; federal intelligence and terrorism task forces; the U.S. Army, Navy, Air Force and Marine Corps; and joint military commands. We also provide solutions to federal government civilian agencies, including the National Aeronautics and Space Administration (NASA) and the Patent & Trademark Office (PTO), as well as to state and local governments and commercial customers.

Industry Background

The federal government is the largest consumer of information technology services and solutions in the United States. We believe that the federal government's spending on information technology will continue to increase in the next several years, driven by the expansion of national defense and homeland security programs, the continued need for sophisticated intelligence gathering and information sharing, increased reliance on technology service providers due to shrinking ranks of government technical professionals and the continuing impact of federal procurement reforms regarding information technology spending. Federal government spending on information technology has consistently increased in each year since 1980. INPUT, an independent federal government market research firm, expects this trend to continue, with federal government spending on information technology forecast to increase from approximately $72 billion in federal fiscal year 2008 to $88 billion in federal fiscal year 2013, a compound annual growth rate in excess of 4% over the next five years. Moreover, this data may not fully reflect government spending on classified intelligence programs, operational support services to our armed forces and complementary technical services, which include sophisticated systems engineering.

Across the National Security community, we see the following trends that will continue to drive increased spending and dependence on technology support contractors.

➢ *Increased Spending on Defense and Intelligence to Combat the Global War on Terror*

The Department of Defense is the largest purchaser of information technology in the federal government. For government fiscal year 2009, President Bush signed a bill that authorizes $488 billion in defense spending. This same appropriations bill includes supplemental funding of $66 billion to the Department of Defense. Additionally, the Obama administration has requested another $75 billion of supplemental funding for the remainder of fiscal year 2009. For government fiscal year 2010, the Obama administration has submitted a defense budget for fiscal year 2010 of $534 billion and an additional $130 billion for the contingency operations in Iraq and Afghanistan. The Intelligence Community is another significant source of our revenue base. The intelligence budget for government fiscal year 2008 totaled approximately $48 billion, a 9% increase from government fiscal year 2007 and has grown at a compound annual rate of 6% over the last ten years when it totaled $27 billion in government fiscal year 1998. The vast majority of the growth has taken place after the 9/11 attacks, which created an urgent need to respond to the Global War on Terror with enhanced intelligence efforts. We believe that the Intelligence Community will continue to see growth in its budget as the global threat of terrorism has not diminished.

➢ *Increased Spending on Cyber Security*

In January 2008, President Bush signed National Security Directive 54 and Homeland Security Directive 23, which established the Comprehensive National Cyber Initiative (CNCI). The CNCI, which is mostly classified, is focused on securing the government's cyber networks and involves all agencies of the federal government over the next five to ten years. INPUT forecasts that federal spending on Cyber & Information Security will increase from approximately $7 billion in federal fiscal year 2008 to approximately $11 billion in federal fiscal year 2013, an 8% compound annual growth rate over the next five years.

➢ *Continuing Focus on Information Sharing, Data Interoperability and Collaboration*

We believe intelligence agencies will increase their demand for data and text mining solutions to enable them to extract, analyze and present data gathered from the massive volumes of information available through open sources such as the Internet. This increased focus on national security, homeland security and intelligence has also reinforced the need for interoperability among the many disparate information technology systems throughout the federal government. We believe the Department of Homeland Security and the intelligence agencies will continue to be interested in enterprise systems that enable better coordination and communication within and among agencies and departments. The Director of National Intelligence's Vision 2015 supports collaboration and sharing of information by calling for a globally networked Intelligence Enterprise that is established on a collaborative foundation of shared services, mission-centric operations and integrated mission management.

➢ *Reliance on Technology Service Providers*

The demand for technology service providers is expected to increase due to the need for federal agencies to maintain core operational functions while maintaining and updating information technology across their enterprises. A 2008 industry forecast from INPUT estimates that federal information technology outsourcing will grow from over $16 billion in federal fiscal year 2008 to approximately $21 billion in federal fiscal year 2013, an approximately 5% compound annual growth rate, due to several factors including the impending federal information technology workforce shortage. Given the difficulty the federal government has experienced in hiring and retaining skilled technology personnel in recent years, we believe the federal government will need to rely heavily on technology service providers that have experience with government legacy systems, can sustain mission-critical operations and have the required government security clearances to deploy qualified personnel in classified environments.

➢ *Continuing Impact of Federal Procurement Reform*

In recent years, federal agencies have had increased access to alternative choices of contract acquisition vehicles, such as indefinite delivery/indefinite quantity (ID/IQ) contracts, Government Wide Acquisition Contracts (GWAC), the General Services Administration (GSA) schedule and agency specific Blanket Purchase Agreements (BPA). These choices have created a market-based environment in government procurement. The environment has increased contracting flexibility and provides government entities access to multiple channels to contractor services. Contractors' successful past performance, as well as technical capabilities and management skills, remain critical elements of the award process. We believe the increased flexibility associated with the multiple channel access, such as ID/IQ contracts, GWACs, GSA schedule contracts and BPAs, will result in the continued utilization of these contracting vehicles in the future and will facilitate access to service providers to meet the increased demand for, and delivery of, required services and solutions.

Our Solutions and Services

We deliver comprehensive information technology, technical and other services and solutions for mission-critical, enterprise information technology and communication systems, primarily in support of national security programs for the Intelligence Community and Department of Defense. Our solutions include the following service offerings, often delivered in combination over an extended period of time in support of long-term programs:

- information technology (system development lifecycle management and system modernization);
- cyber security/information assurance (security architecture, computer forensics, intrusion detection, penetration testing and cyber threat analysis);
- information operations and information warfare support;
- intelligence operations and analysis support;
- systems engineering and integration;
- software development services;
- enterprise architecture (design, review and implementation);

- network and critical infrastructure protection;
- communications integration; and
- global logistics & supply chain management.

Our offerings fall into one or more of four basic categories: Information Technology Solutions; Intelligence Analysis & Mission Operations; Systems Engineering & Integration Solutions; and Global Logistics & Supply Chain Management.

Information Technology Solutions

We provide a broad range of information technology solutions to our customers, including the following:

➢ *Secure Information Sharing and Collaboration*

The ability to collaborate and share information across non-traditional boundaries, in a trusted fashion, has become critically important for National Security. We apply extensive engineering experience and proven solutions to facilitate collaboration and information sharing to meet Department of Defense and Intelligence Community security requirements. We were selected as one of two companies to lead the development of a next generation analytic sharing and collaboration program for the Office of the Director of National Intelligence (ODNI). The prototype solution that we developed in support of this contract called A-Space was recognized by TIME magazine as one of the Top 50 inventions of 2008. Additionally we have engineered and deployed for the Army, Navy and Federal Bureau of Investigation (FBI) among others, highly secure (Director of Central Intelligence Director (DCID) 6/3 Protection Level (PL) 3 accredited) robust information systems that provide trusted information sharing tools and capabilities and a COTS-based solution that includes Microsoft Office, email, Voice Over Internet Protocol (VOIP), Video Teleconferencing (VTC), instant messaging, document management and an information portal.

➢ *Mission Enabling Solutions*

We design, develop, implement, test, maintain and web-enable security applications for our customers' information systems and network infrastructures. We provide comprehensive e-commerce services, including web development efforts that focus on designing and maintaining scalable, interoperable, reliable and portable end-to-end information management solutions. We apply these capabilities to critical customer missions requiring multi-layered security within applications in order to improve information sharing and collaboration.

For example, we developed a state-of-the-art analytic environment that provides access to regional, national and international information with appropriate security level access controls, providing direct operational support to time-sensitive counterterrorism activities in support of an Intelligence Community customer.

➢ *Enterprise Systems Engineering*

We provide network architecture planning and implementation services and systems engineering services in support of enterprise-wide network infrastructures and components that include LAN/WAN architectures, messaging architectures, network management solutions, directory services architecture and web hosting. These services are provided within secure environments requiring the application of multi-level security policies across the enterprise. For example, we developed and implemented a scalable enterprise-wide network and messaging infrastructure accredited to meet DCID 6/3 PL3 in support of an Intelligence Community customer. Additionally, we provide enterprise systems engineering services to include LAN /WAN, messaging and e-mail infrastructure architecture and implementation to an Intelligence Community customer.

➢ *Service Oriented Architectures*

We are a provider of Service Oriented Architecture (SOA) solutions to the federal government and we have implemented and taken operational, numerous large scale SOA/data sharing programs. For example, we led the design and implementation of the DoD Intelligence Information Systems (DoDIIS) service oriented architecture and services-based capabilities for the Defense Intelligence Agency. The DoDIIS SOA framework helps intelligence analysts to comb through millions of intelligence reports to find relevant and meaningful answers to national security questions. The DoDIIS SOA better enables intelligence analysis, information discovery, knowledge management and information sharing. It provides the architectural framework for information sharing across DoDIIS, the Intelligence Community and the Defense Intelligence mission areas.

Intelligence Analysis & Mission Operations

We provide a broad range of solutions to enhance systems and network availability and mission-critical performance of our customers' hardware, software, computer network and telecommunication assets and operations, including the following.

➢ *Intelligence Operations and Analysis Support*

We provide services for strategic and tactical intelligence systems, networks and facilities in support of the Intelligence Community and Department of Defense. To support classified systems and facilities designed to collect, analyze, process and report on various intelligence sources, we develop and integrate collection and analysis systems and techniques. Our intelligence-related services also include the design, rapid development and prototyping, integration and management of real-time signal processing systems. We also provide support to the development and application of analytical techniques to counterintelligence, Human-Intelligence (HUMINT) operations/training and counter-terrorist operations. Our offerings also include subject matter expert analysts who work directly with our Intelligence Community and Department of Defense customers to produce long-term classified and unclassified research/analytic reporting, as well as provide real-time analytic support for ongoing intelligence operations.

➢ *Secrecy Management and Program Security Architecture*

We provide secrecy management and security infrastructure services for highly-classified programs, including intelligence operations and military programs. Due to the highly sensitive and classified nature of these programs, opportunities are often limited to a select number of providers that possess the requisite capabilities, qualifications and special access clearances. We provide secrecy and security services including vulnerability assessment, exposure analysis, secrecy architecture design, security policy development and implementation, lifecycle acquisition program security, Operations Security (OPSEC), information assurance, Anti-Tamper, Export Compliance support, foreign disclosure, system security engineering, security awareness and training, comprehensive security support services and technical certification and accreditation services.

For example, we provide integrated security support for the Joint Strike Fighter (JSF) Program. With numerous highly classified technologies incorporated in its design and international content in both its development and its usage, the JSF Program presents the most complex security problem set of any weapon system in our nation's history. We provide a complete range of integrated security services to the JSF Program Office, including physical, personnel and cyber security disciplines, as well as in-depth support to international disclosure controls. Our established performance in security architecture development, critical information protection and our security and risk management methodologies establish a framework for lifecycle JSF program protection that encompasses all security disciplines.

➢ *Cyber Security*

We provide comprehensive cyber warfare and cyber defense solutions and services to the Department of Defense, agencies in the Intelligence Community, Department of State and Department of Justice. We accomplish this through our expertise in policy, planning and development; detection, analysis, prevention and deterrence; penetration and exploitation; security architecture design, development and implementation; certification and accreditation; and training and awareness support. Our services include specific competencies such as cyber security incident response, threat and malcode analysis, computer forensics, cyber threat analysis and vulnerability analysis.

➢ *Information Operations and Information Assurance*

We provide customers in the Department of Defense, Intelligence Community and commercial market a wide range of services in the areas of Incident Response, Digital Vulnerability Assessments, Specialized Network Architecture Support and Intrusion Operations. We perform advance services in the areas of data mining analysis, atypical data recovery techniques and data extraction. We conduct advanced computer network operations analysis including the reverse engineering of network protocols, applications and operating systems. We also provide custom internet enumeration and analysis services and full lifecycle support for internet access architectures.

For example, in support of a customer, we developed and staff a national level computer forensic laboratory and provide a broad spectrum of subject matter expertise, including the following:

- reverse engineering and code analysis;
- forensic signature creation, detection and analysis;
- damaged media recovery;
- hidden data processing;
- protected data processing;
- forensic software development; and
- custom training development and implementation.

We played a crucial role in the successful establishment of the mission and helped our government mission partner create a strong foundation for providing advanced forensics support.

Systems Engineering & Integration Solutions

We offer our customers a broad range of systems engineering and systems integration solutions, including the following.

➢ *Systems Engineering Services*

We perform comprehensive Systems Engineering services to analyze, develop and integrate solutions for U.S. Navy hardware and software requirements. Systems Engineering is an interdisciplinary approach and means for enabling the realization and deployment of successful systems. We provide Systems Engineering services with scientists and engineers that consider both technical and business requirements to deliver quality products that have been meeting the war fighter's needs since 1968. We support the entire systems lifecycle from requirements definition and analysis, through design and development and on to test and evaluation and operational deployment. As part of our systems engineering support we address a full 360 degree perspective of a program, including disciplines of system, software, hardware, acoustics, communications, reliability, safety and test engineering as well as modeling, simulation and analysis. These services are provided across an entire spectrum of Navy and Marine Corp systems and platforms that encompass subsurface, surface, ground, air and space requirements. As an example of our commitment to the Systems Engineering discipline, we have achieved a Capability Maturity Model® Integration Level 3 rating for Software and Systems Engineering.

➢ *Modeling & Simulation, Testing and Evaluation*

We provide system analysis, modeling and testing of technologies and systems, which are being deployed to identify and detect nuclear and radiological sources that are attempting entry into the U.S. for the Department of Homeland Security's Domestic Nuclear Detection Office. Our services include technology assessments, sensor modeling, situational awareness and test preparation and planning.

We test complex and mission-critical hardware and software systems used by the Army, Navy and NASA, with many of these customer relationships spanning more than three decades. We have played key roles in improving the performance, reliability, maintainability, supportability and weapons effectiveness of all Navy in-service rotary and fixed wing platforms, including the F/A-18E/F Super Hornet, and their associated ordnance. We are participating in the development of plans for testing and evaluating the JSF and the Multi-Mission Maritime Aircraft.

➢ *Independent Validation and Verification*

We perform tests to certify that new systems or upgraded systems operate in accordance with their design requirements. For example, we have performed certification services for aircraft weapon systems in support of U.S. Naval Air Systems Command programs. We are a prime contractor on the Department of Homeland Security's Enterprise Acquisition Gateway for Leading Edge Solutions (EAGLE) in the functional category for Independent Test, Evaluation, Validation and Verification. We were awarded the first task order issued under this category to provide the DHS' Science & Technology Directorate with IT security compliance services, IT security architecture services and IT security independent verification and validation (IV&V) of the Directorate's applications and systems at headquarters and throughout its numerous research laboratories.

Global Logistics & Supply Chain Management

We offer our customers a global logistics and supply chain management solution set, which includes the following offerings:

➢ *Communication Systems and Infrastructure Support*

We design, procure, install, operate, sustain, test, repair and maintain secure communication systems and network infrastructures. This requires specialized knowledge of industry standards, state-of-the-art system architectures and applications in order to recommend and design technology solutions for integration into our customer's secure communication systems to include voice, data and video communication systems.

For example, we manage and operate premier infrastructure and facility operations in regional support centers throughout the United States, Iraq, Afghanistan, Germany, Korea and elsewhere for intelligence, electronic warfare and related critical missions. We perform systems and network troubleshooting, maintenance, repair and installation, as well as integration and testing of electronic, electrical and mechanical equipment designed for vehicular, airborne and portable platforms. Personnel located at these regional support centers have supported every major military deployment since 1990. Beginning with Desert Storm and currently for Operation Iraqi Freedom and Operation Enduring Freedom (OIF/OEF), our personnel have provided Command, Control, Communications, Computers and Intelligence (C4I) systems operations and maintenance support to deployed units in hostile environments. The Quality Management System we developed to support the centers received International Standards Organization (ISO) 9001:2000 certification.

➢ *Global and Domestic Mission-Critical Logistics Support*

We are responsible for providing logistics, repair and maintenance services, unique system training and curriculum support, resource management and inventory tracking technologies for complex, critical and specialized customer systems in deployed, isolated and remote locations worldwide. Specifically, related to the Route Clearance program on behalf of the U.S. Army in Southwest Asia (predominantly Iraq and Afghanistan), we are responsible for maintaining critical and life-sustaining operational readiness levels for counter-improvised explosive device (IED) vehicles and systems. To that end, we are responsible for the development and management of supply levels as well as the streamlined operation of supply-chain channels to include vendor partnerships with original equipment manufacturers (OEMs) to ensure the expedient, unencumbered delivery of systems and parts to forward operating theatre locations.

➢ *Global Property Management*

We provide property program management and readiness tracking, automated records maintenance, property accountability and property book visibility, evaluation, validation and analysis for the U.S. Army's Global Property Management Services and Property Accountability and Readiness Programs in multiple locations throughout the western United States and Europe. This program combines our expertise in logistics; supply support operations and services; operations and maintenance; and systems integration.

➢ *Global Information Technology Modernization*

We provide secure Information Technology Systems Lifecycle Management to numerous government customers' worldwide. We currently have the responsibility to modernize over 850 classified and unclassified networks and systems in over 340 locations around the world. The backbone of our global capabilities is a comprehensive ISO 9001:2000-certified management and control system designed to provide best value for the customers and to lower the total cost of ownership across the systems' lifecycles. All operations are executed within our Top Secret-cleared systems storage and integration facilities. These secure facilities are connected to our customers' classified communications and networks and are designed to operate within a variety of operational and physical security parameters. Our seamless interface with extensive secure multi-modal distribution services is responsible for the successful, secure shipment of information technology equipment using the entire spectrum of government and commercial distribution services.

Our Growth Strategy

Our objective is to grow our business profitably as a premier provider of comprehensive information technology and technical services solutions to the federal government market. Our strategies for achieving this objective include the following.

➢ *Expand Our Customer Base*

Since we were founded in 1968 we have focused on providing information technology-based solutions and services for mission-critical national security programs. We have several long standing customer relationships; many of our early customers are still our customers today. We intend to capitalize on our long-term relationships with our customers and our reputation within the Intelligence Community, Department of Defense and other government agencies to attract new customers and to cross-sell our broad array of solutions to our existing customers. Under the "best value" contracting process that has resulted from reforms in the government procurement process, past performance and technical approach are key factors that the government may consider when evaluating competitive bids. Based on our long-term support to numerous customers, we believe we have a successful past performance track record and have demonstrated technical expertise that gives us credibility with these customers and enhances our ability to be successful in bidding on follow-on contracts and in competing for new programs of both existing and new customers. As customers seek a "single integrator solution" approach, we believe that we have sufficient experience and expertise to support such programs for current and new customers. Because our personnel are on-site with our customers or work in close proximity to our customers, we develop close relationships with them and are often able to enhance our customers' operations by rapidly identifying and developing solutions for customer-specific requirements.

➢ *Target High Growth Segments of the Market*

We believe the projected growth in government information technology and technical services spending will offer opportunities for development and delivery of advanced technology solutions for enterprise applications and information systems. We intend to expand our service offerings in high growth program areas. In particular, we intend to focus on providing new or improved solutions in cyber security/information assurance, including cyber security and homeland defense programs, and other secure systems and infrastructure solutions in support of National Security programs that support the Global War on Terror and ongoing operations in active theaters of military and intelligence operations. We also plan to continue to target customers seeking to improve their information technology infrastructures and systems, especially those charged with building and operating enhanced web-based collaboration/sharing platforms. We have also identified global logistics and supply chain management opportunities related to sustainment, RESET and refurbishment of equipment.

➢ *Attract, Train and Retain Highly Skilled and Highly Cleared Personnel*

We continue to attract, train and retain skilled professionals, including engineers, scientists, analysts, technicians and support specialists, to ensure that we have the capabilities to fulfill our customers' requirements. We target candidates who have served in the military or as civilian experts in the Intelligence Community and Department of Defense, as well as those who are leading specialists in their technology disciplines. Since 2006, we have annually been ranked in the Top 10 in the nation on the G.I. Jobs Magazine Military-Friendly Employers list. In 2008, we announced an employer partnership with the U.S. Army Reserve that will allow both our organizations to recruit, train and employ young people interested in serving the nation and pursuing a career in information technology. We believe we can continue to retain our employees by offering competitive compensation and incentive plans, opportunities for career growth through company-supported education programs and diverse, challenging assignments at over 340 locations domestically and abroad. As of December 31, 2008, over 75% of our workforce possess clearances and approximately 42% possess Top Secret or above level clearances.

➢ *Pursue Strategic Acquisitions*

We plan to enhance our internal growth by selectively pursuing strategic acquisitions of businesses that can cost-effectively broaden our domain expertise and service offerings and allow us to establish relationships with new customers. We have successfully acquired twelve companies since our IPO in February 2002, accelerating our overall revenue growth. We are focused primarily on acquiring businesses that provide value-added solutions for the Intelligence Community and Department of Defense, but we will also consider opportunities to acquire other businesses where we can leverage our reputation, core competencies and experienced management team.

2008 Acquisitions

EWA Services—On November 28, 2008, we completed the acquisition of all outstanding equity interests in EWA Services, Inc. (EWA). EWA, was a subsidiary of a privately held company, providing information technology, threat analysis and test and evaluation for several Department of Defense agencies. At November 28, 2008, EWA had 167 employees of which nearly 100% held security clearances.

The acquisition of EWA has expanded our work in the Department of Defense and Intelligence missions.

Emerging Technologies Group—On August 29, 2008, we completed the acquisition of all outstanding equity interests in Emerging Technologies Group, USA, Inc. (ETG). ETG, was a privately-held company, providing computer and network forensics supporting the counterterrorism and counter intelligence mission around the world. ETG's customer base focused primarily in the Intelligence Community and the Department of Defense. At August 29, 2008, ETG had 58 employees of which nearly 100% held security clearances.

The acquisition of ETG has deepened our capabilities in cyber security and positions us to develop additional work related to the CNCI.

2007 Acquisitions

McDonald Bradley—On December 18, 2007, we completed the acquisition of all outstanding shares of McDonald Bradley, Inc. (MBI). MBI was a privately-held company with specialized knowledge in the areas of information sharing and collaboration, information assurance, data interoperability and Service Oriented Architectures (SOA). Their largest customer is the Defense Intelligence Agency (DIA) and over 60 percent of MBI's revenue has historically been derived from the Department of Defense, Intelligence Community, Department of Homeland Security and federal law enforcement agencies. MBI had 264 employees, including highly-cleared personnel, at December 18, 2007.

The acquisition of MBI expanded our capabilities in information sharing and data interoperability, added more depth to our SOA skill set and increased our presence in the DIA and other high-end national security agencies. Additionally, MBI has a prime contract on the Department of Homeland Security's EAGLE contract, which provides us with increased access to support the Department of Homeland Security's information technology programs.

SRS Technologies—On May 7, 2007, we completed the acquisition of all outstanding equity interests in SRS Technologies (SRS). SRS was a privately-held company with specialized domain knowledge in the areas of space-based radar and communications; chemical, biological, conventional and nuclear weapons detection and defeat programs; imagery intelligence; and aeronautic, space and information systems development. More than 85 percent of SRS's revenue has historically been derived from the U.S. government including the Department of Defense, Intelligence Community and Department of Homeland Security. SRS had over 800 employees, including highly-cleared and educated personnel, at May 7, 2007.

The acquisition of SRS extended our presence in the high-end national security marketplace and enhances our presence in the U.S. Defense Advance Research Projects Agency (DARPA), Department of Homeland Security, Missile Defense Agency, National Reconnaissance Office, National Geospatial-Intelligence Agency and other Department of Defense agencies.

Our Customers

Our customers include U.S. federal government intelligence, military and civilian agencies; state and local governments; and commercial customers. We have successful, long-standing relationships with our customers, having supported many of them for over 30 years. Some of our representative customers include:

- Intelligence Community and Department of Defense customers, such as the Office of the Secretary of Defense; the U.S. Army, Navy, Air Force and Marine Corps; the Department of State; the Department of Homeland Security; federal intelligence and terrorism task forces; and multiple intelligence and classified agencies.
- Civilian agencies or departments, such as NASA and PTO.

We derive the vast majority of our revenues from our federal government customers, consisting primarily of customers in the Intelligence Community and Department of Defense.

Fiscal Year	Percentage of Revenue from Federal Government Customers
2008	98.1%
2007	97.8%
2006	97.8%

Our federal government customers typically exercise independent contracting authority, and even offices or divisions within an agency or department may directly, or through a prime contractor, use our services as a separate customer so long as that customer has independent decision-making and contracting authority within its organization. For example, under a contract with one of the Army's contracting agencies, program managers throughout the Army and from other services and defense agencies are able to purchase a wide range of our solutions. Another contract, the U.S. Army Countermine program accounted for 16.6%, 14.4% and 9.0% of our revenues for the years ended December 31, 2008, 2007 and 2006, respectively. In addition, there were no sales to any customers within a single country (except for the United States) where such sales accounted for 10% or more of our total revenue.

For 2008 and 2007, we derived 52.1% and 46.4%, respectively, of our revenues through relationships with prime contractors, who contract directly with the customer and subcontract to us.

Foreign Operations

We treat sales to U.S. government customers as sales within the United States, regardless of where services are performed. North Atlantic Treaty Organization (NATO) is the Company's largest international customer. The percentages of total revenues by geographic customer for the last three years were as follows:

	Year Ended December 31,		
	2008	2007	2006
United States	98.9%	98.7%	98.9%
International	1.1	1.3	1.1
	100.0%	100.0%	100.0%

Backlog

At December 31, 2008, our backlog was $4.0 billion, of which $1.2 billion was funded backlog. At December 31, 2007, our backlog was $3.2 billion, of which $758 million was funded backlog. Backlog represents estimates that we calculate on the basis described below. We expect that approximately 35% to 45% of our total backlog will be recognized as revenue prior to December 31, 2009.

We define backlog as our estimate of the remaining future revenues from existing signed contracts, assuming the exercise of all options relating to such contracts and including executed task orders issued under ID/IQ or GWAC contracts. This includes an estimate of revenues for solutions that we believe we will be asked to provide in the future under the terms of executed multiple-award contracts for which we are not the sole provider, meaning that the customer could turn to other companies to fulfill the contract. It also includes an estimate of revenues from indefinite delivery, indefinite quantity contracts, which specify a maximum, but only a token minimum, amount of goods or services that may be provided under the contract.

We define funded backlog to be the portion of backlog for which funding currently is appropriated and allocated to the contract by the purchasing agency or otherwise authorized for payment by the customer upon completion of a specified portion of work. Our funded backlog does not include the full value of our contracts, because Congress often appropriates funds for a particular program or contract on a yearly or quarterly basis, even though the contract may call for performance that is expected to take a number of years.

Changes in the amount of our backlog and funded backlog result from potential future revenues from the execution of new contracts or the extension of existing contracts, reductions from contracts that end or are not renewed, reductions from the early termination of contracts and adjustments to estimates for previously included contracts. Changes in the amount of our funded backlog also are affected by the funding cycles of the government. Our estimates of future revenues are inexact and the receipt and timing of any of these revenues is subject to various contingencies, many of which are beyond our control. The actual accrual of revenues on programs included in backlog and funded backlog may never occur or may change because a program schedule could change, a program could be canceled, a contract could be modified or canceled, an option that we have assumed would be exercised is not exercised or initial estimates regarding the level of solutions that we may provide could prove to be wrong. For the same reason, we believe that period-to-period comparisons of backlog and funded backlog are not necessarily indicative of future revenues that we may receive.

Employees

As of December 31, 2008, we had approximately 7,900 employees, including over 1,100 employees located outside of the United States. Of our overall employee base, over 75 percent hold security clearances and approximately 42 percent hold Top Secret or higher level clearances. We believe that our relationships with our employees are good.

Patents, Trademarks, Trade Secrets and Licenses

We own two patents in the United States and two patents in Canada. While we believe these patents are valid, we do not consider our business to be dependent on the protection of these patents in any material way.

We maintain a number of trademarks and service marks to identify and distinguish the goods and services we offer, to assure consistent quality of those goods and services and to advertise and promote those goods and services. While retaining protection of our trade secrets and vital confidential information is important, we are not materially dependent on maintenance of any specific trade secret or group of trade secrets.

We also enter into confidentiality and intellectual property agreements with our employees that contain provisions requiring them to disclose any inventions, developments, concepts, improvements or trade secrets growing out of his/her employment with us. Additionally, employees must convey all rights to inventions to us and refrain from the distribution of proprietary or confidential information. Further, creation of any copyrightable work within the scope of employment is deemed a work for hire within the meaning of the U.S. Copyright Act and is therefore owned by us. As such, we maintain a number of copyrights.

Seasonality

Our business is not seasonal. However, it is not uncommon for federal government agencies to award extra tasks or complete other contract actions in the weeks before the end of the federal government's fiscal year (which is September 30) in order to avoid the loss of unexpended fiscal year funds. Additionally, in years when the federal government does not complete its budget process before the end of its fiscal year, government operations typically are funded pursuant to a continuing resolution that authorizes agencies of the federal government to continue to operate, but traditionally does not authorize new spending initiatives. When much of the federal government operates under a continuing resolution delays can occur in procurement of products and services, such delays can affect our revenue and profit during the period of delay.

Competition

Our key competitors currently include divisions of large defense contractors such as Computer Sciences Corporation, General Dynamics, Lockheed Martin Corporation, Northrop Grumman Corporation and Science Applications International Corporation, as well as a number of mid-size U.S. government contractors with specialized capabilities, such as CACI, Booz Allen & Hamilton, Stanley, Inc. and SRA International. Because of the diverse requirements of U.S. government customers and the highly competitive nature of large procurements, corporations frequently form teams to pursue contract opportunities. The same companies listed as competitors will, at times, team with us or subcontract to us in the pursuit of new business. We believe that the major competitive factors in our market are distinctive technical competencies, successful past contract performance, intelligence and military work experience, price of services, reputation for quality and key management with domain expertise.

Company Information Available on the Internet

Our internet address is www.mantech.com. Through a link to the Investor Relations section of our website, we make available, free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission (SEC).

You may request a copy of the materials identified in the preceding paragraph, at no cost, by writing or telephoning us at the following address or telephone number:

ManTech International Corporation
Attention: Investor Relations
12015 Lee Jackson Highway
Fairfax, Virginia 22033-3300
Phone: (703) 218-6000

Item 1A. *Risk Factors*

Forward-Looking and Cautionary Statements

Set forth below are the risks that we believe are material to investors who purchase our common stock. You should carefully consider the following risks together with the other information contained in or incorporated by reference into this Annual Report on Form 10-K, including our consolidated financial statements and notes thereto. This section contains forward-looking statements. You should refer to the explanation of the qualification and limitations of forward-looking statements set forth at the beginning of Item 1 of this Annual Report.

Risks Related to Our Business

We depend on contracts with the U.S. federal government for substantially all of our revenues. If our relationships with the federal government were harmed, our business, future revenues and growth prospects could be adversely affected.

We expect that federal government contracts will continue to be the primary source of our revenues for the foreseeable future. We derived approximately 98% of our revenues from our federal government customers (consisting primarily of customers in the Intelligence Community, the departments of Defense, State, Homeland Security and Justice as well as other U.S. federal government agencies) in each of the last three years. Our business, prospects, financial condition or operating results could be materially harmed if

- We are suspended or debarred from contracting with the federal government or a significant government agency;
- Our reputation or relationship with government agencies is impaired; or
- The government ceases to do business with us, or significantly decreases the amount of business it does with us.

Among the key factors in maintaining our relationships with federal government agencies are our performance on individual contracts and task orders, the strength of our professional reputation and the relationships of our senior management with our customers.

Federal government spending and mission priorities may change in a manner that adversely affects our future revenues and limits our growth prospects.

Our business depends upon continued federal government expenditures on intelligence, defense and other programs that we support. These expenditures have not remained constant over time. For example, the overall U.S. defense budget declined for periods of time in the late 1980s and the early 1990s, resulting in a slowing of new program starts, program delays and program cancellations. These reductions caused many defense-related government contractors to experience declining revenues, increased pressure on operating margins and, in some cases, net losses. While spending authorizations for intelligence and defense-related programs by the government has increased in recent years, particularly after the 2001 terrorist attacks and more recently in support of U.S. war efforts in Southwest Asia. Future levels of expenditures, mission priorities and authorizations for these programs may decrease, remain constant or shift to programs in areas where we do not currently provide services. Current federal government spending levels on defense-related programs are in part related to the U.S. military operations in Afghanistan and Iraq, and may not be sustainable, as a result of changes in government leadership, policies or priorities. Additionally, our business, prospects, financial condition or operating results could be materially harmed by the following

- Budgetary constraints affecting federal government spending generally, or specific departments or agencies in particular, and changes in fiscal policies or available funding;
- Changes in federal government programs or requirements;

- Realignment of funds with changed federal government priorities, which may impact the U.S. war efforts, including reductions in funds for in-theater missions;
- Federal government shutdowns (such as that which occurred during the federal government's 1996 fiscal year) and other potential delays in the government appropriations process;
- Delays in the payment of our invoices by federal government offices;
- Curtailment of the federal government's outsourcing of mission critical support and information technology services;
- Competition and consolidation in the information technology industry;
- The adoption of new laws or regulations; and
- General economic conditions.

These or other factors could cause federal government agencies and departments to reduce their purchases under contracts, exercise their right to terminate contracts or not exercise options to renew contracts, any of which could cause us to lose revenue. A significant decline in overall U.S. government spending or a shift in expenditures away from agencies or programs that we support could cause a material decline to our revenue.

The failure by Congress to approve budgets on a timely basis for the federal agencies we support could delay procurement of our services and solutions and cause us to lose future revenues.

On an annual basis, Congress must approve budgets that govern spending by the federal agencies that we support. In years when Congress is not able to complete its budget process before the end of the federal government's fiscal year on September 30, Congress typically funds government operations pursuant to a continuing resolution. A continuing resolution allows federal government agencies to operate at spending levels approved in the previous budget cycle. When the U.S. government operates under a continuing resolution, it may delay funding we expect to receive from clients on work we are already performing and will likely result in new initiatives being delayed or in some cases cancelled.

If we fail to comply with complex procurement laws and regulations, we could lose business and be liable for various penalties or sanctions.

We must comply with laws and regulations relating to the formation, administration and performance of federal government contracts. These laws and regulations affect how we conduct business with our federal government contracts. In complying with these laws and regulations, we may incur additional costs. Non-compliance may also allow for the assignment of additional fines and penalties, including contractual damages. Among the more significant laws and regulations affecting our business are the following:

- The Federal Acquisition Regulation, which comprehensively regulates the formation, administration and performance of federal government contracts;
- The Truth in Negotiations Act, which requires certification and disclosure of all cost and pricing data in connection with contract negotiations;
- The Cost Accounting Standards and Cost Principles, which impose accounting requirements that govern our right to reimbursement under certain cost-based federal government contracts;
- Laws, regulations and executive orders restricting the use and dissemination of information classified for national security purposes and the export of certain products, services and technical data; and
- U.S export controls, which apply when we engage in international work.

Failure to comply with these control regimes can lead to severe penalties, both civil and criminal, and can include debarment from contracting with the U.S. government.

Our contracting agency customers periodically review our performance under and compliance with the terms of our federal government contracts. If a government review or investigation uncovers improper or illegal activities, we may be subject to civil or criminal penalties or administrative sanctions, including:

- Termination of contracts,
- Forfeiture of profits,
- Cost associated with triggering of price reduction clauses,
- Suspension of payments,
- Fines and
- Suspension or debarment from doing business with federal government agencies.

Additionally, the civil False Claims Act provides for potentially substantial civil penalties where, for example, a contractor presents a false or fraudulent claim to the government for payment or approval. Actions under the civil False Claims Act may be brought by the government or by other persons on behalf of the government (who may then share a portion of any recovery).

If we fail to comply with these laws and regulations, we may also suffer harm to our reputation, which could impair our ability to win awards of contracts in the future or receive renewals of existing contracts. If we are subject to civil and criminal penalties and administrative sanctions or suffer harm to our reputation, our current business, future prospects, financial condition or operating results could be materially harmed.

The government may also revise its procurement practices or adopt new contracting rules and regulations, including cost accounting standards, at any time. Any new contracting methods could be costly to satisfy, be administratively difficult for us to implement and could impair our ability to obtain new contracts.

Unfavorable federal government audit results could subject us to penalties or sanctions, adversely affect our profitability, harm our reputation and relationships with our customers or impair our ability to win new contracts.

The Defense Contract Audit Agency (DCAA) and other government agencies routinely audit and investigate government contracts and systems. These agencies review a contractor's performance on its contract, cost structure and compliance with applicable laws, regulations and standards. The DCAA also reviews the adequacy of, and a contractor's compliance with, its internal control systems and policies, including the contractor's accounting, purchasing, estimating, compensation and management information systems. Allegations of impropriety or deficient controls could harm our reputation or influence the award of new contracts. Any costs found to be improperly allocated to a specific contract will not be reimbursed, while such costs already reimbursed must be refunded. Therefore, a DCAA audit could materially affect our competitive position and result in a substantial adjustment to our revenues. DCAA audits for costs incurred on work performed after 2005 have not yet been completed and audits for 2005 are not yet complete for many of our business units. In addition, government agency audits on a special segment of the Company have not been completed for the years 2002 through 2004 and one of our foreign operations has not yet been audited for 2003 and 2004. While we believe that the vast majority of such costs will be approved upon final audit, we do not know the outcome of any future audits and adjustments and, if any future audit adjustments exceed our estimates, our profitability could be adversely affected. Additionally, if a government audit uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines and suspension or debarment from doing business with federal government agencies.

Federal government contracts contain provisions giving government customers a variety of rights that are unfavorable to us, including the ability to terminate a contract at any time for convenience.

Federal government contracts contain provisions and are subject to laws and regulations that give the government rights and remedies not typically found in commercial contracts. These provisions may allow the government to

- Terminate existing contracts for convenience, as well as for default;
- Reduce orders under, or otherwise modify contracts or subcontracts;
- Cancel multi-year contracts and related orders if funds for contract performance for any subsequent year become unavailable;
- Decline to exercise an option to renew a multi-year contract;
- Suspend or debar us from doing business with the federal government or with a governmental agency;
- Prohibit future procurement awards with a particular agency as a result of a finding of an organizational conflict of interest based upon prior related work performed for the agency that would give a contractor an unfair advantage over competing contractors;
- Subject the award of contracts to protest by competitors, which may require the contracting federal agency or department to suspend our performance pending the outcome of the protest;
- Claim rights in products and systems produced by us; and
- Control or prohibit the export of our products and services.

If the government terminates a contract for convenience, we may recover only our incurred or committed costs, settlement expenses and profit on work completed prior to the termination. If the government terminates a contract for default, we may not recover even those amounts and instead may be liable for excess costs incurred by the government in procuring undelivered items and services from another source. If one of our government customers were to unexpectedly terminate, cancel or decline to exercise an option to renew one or more of our significant contracts or programs, our revenues and operating results would be materially harmed.

We derive significant revenues from contracts awarded through a competitive bidding process. This process can impose substantial costs upon us and we may lose revenue if we fail to compete effectively.

We derive significant revenue from federal government contracts that are awarded through a competitive bidding process. We expect that a significant portion of our future business will also be awarded through competitive bidding. Competitive bidding presents a number of risks, including:

- Bidding on programs in advance of the completion of their design, which may result in unforeseen technological difficulties and cost overruns;
- Spending substantial cost and managerial time and effort to prepare bids and proposals for contracts that may not be awarded to us, which may result in reduced profitability;
- Failing to accurately estimate the resources and cost structure that will be required to service any contract we are awarded;
- Incurring expense and delay due to a competitor's protest or challenge of contract awards made to us, including the risk that any such protest or challenge could result in the resubmission of bids on modified specifications, or in the termination, reduction or modification of the awarded contract, which may result in reduced profitability;
- Changes to client bidding practices or government reform of its procurement practices, which may alter the prescribed contract relating to contract vehicles, contract types and consolidations; and

- Changes in policy and goals by the government providing set-aside funds to small businesses, disadvantaged businesses and other socio-economic requirements in the allocation of contracts.

If we are unable to win particular contracts that are awarded through the competitive bidding process, in addition to the risk that our operating results may be adversely affected, we may be unable to operate in the market for services that are provided under those contracts for a number of years. Even if we win a particular contract through competitive bidding, our profit margins may be depressed as a result of the costs incurred through the bidding process.

We may lose money on some contracts if we do not accurately estimate the expenses, time and resources necessary to satisfy our contractual obligations.

We enter into three types of federal government contracts for our services: cost-plus, time-and-materials and fixed-price. For our last two fiscal years, we derived revenue from such contracts as follows:

Contract Type	2008	2007
Cost-Plus	20.4%	23.4%
Time-and-Materials	66.1%	62.9%
Fixed-Price	13.5%	13.7%

Each of these types of contracts, to varying degrees, involves some risk that we could underestimate our cost of fulfilling the contract, which may reduce the profit we earn or lead to a financial loss on the contract.

- Under cost-plus contracts, we are reimbursed for allowable costs and paid a fee, which may be fixed or performance-based. To the extent that the actual costs incurred in performing a cost-plus contract are within the contract ceiling and allowable under the terms of the contract and applicable regulations, we are entitled to reimbursement of our costs, plus a profit. However, if our costs exceed the ceiling or are not allowable under the terms of the contract or applicable regulations, we may not be able to recover those costs.
- Under time-and-materials contracts, we are reimbursed for labor at negotiated hourly billing rates and for certain expenses. We assume financial risk on time-and-material contracts because we assume the risk of performing those contracts at negotiated hourly rates.
- Under fixed-price contracts, we perform specific tasks for a fixed price. Compared to cost-plus contracts, fixed-price contracts generally offer higher margin opportunities, but involve greater financial risk because we bear the impact of cost overruns and bear the risk of underestimating the level of effort required to perform the contractual obligations, which could result in increased costs and expenses.

Our profits could be adversely affected if our costs under any of these contracts exceed the assumptions we used in bidding for the contract. Over time, and particularly if we acquire other businesses, our contract mix may change, thereby potentially increasing our exposure to these risks.

We may not receive the full amount authorized under our contracts and we may not accurately estimate our backlog, which could adversely affect our future revenues and growth prospects.

As of December 31, 2008, our estimated contract backlog totaled approximately $4.0 billion, of which approximately $1.2 billion was funded. Backlog is our estimate of the remaining future revenues from existing signed contracts and assumed exercises of all options relating to such contracts. Backlog also includes estimates of revenues for solutions that we believe we will be asked to provide in the future under the terms of executed multiple-award contracts and estimates of revenues from ID/IQ contracts. Our estimates are based on our experience using such vehicles and similar contracts; however, we cannot assure that all, or any, of such estimated contract revenue will be recognized as revenue. The U.S. government's ability to modify, curtail or terminate our major programs or contracts makes the calculation of backlog subject to numerous uncertainties. There can be no assurance that our backlog projections will result in actual revenue in any particular period, or at all, or that any contract included in backlog will be profitable. There is a higher degree of risk in this regard with respect to unfunded backlog, since it contains management's estimate of amounts expected to be realized on unfunded contract work that may never be realized as revenues. If we fail to realize as revenues those amounts included in our backlog, our future revenue and growth prospects may be adversely affected.

If we fail to recruit and retain skilled employees or employees with the necessary security clearances, we might not be able to perform under our contracts or win new business and our growth may be limited.

To be competitive, we must have employees who have advanced information technology and technical services skills and who work well with our customers in a government or defense-related environment. Often, these employees must have some of the highest security clearances in the United States. These employees are in great demand and are likely to remain a limited resource in the foreseeable future. Recruiting, training and retention costs can place significant demands on our resources. If we are unable to recruit and retain a sufficient number of these employees, our ability to maintain and grow our business could be negatively impacted. If we are required to engage larger numbers of contracted personnel, our profit margins could be adversely affected. In addition, some of our contracts contain provisions requiring us to commit to staff a program with certain personnel the customer considers key to our successful performance under the contract. In the event we are unable to provide these key personnel or acceptable substitutions, the customer may terminate the contract and we may not be able to recover certain incurred costs.

Federal customers may be consolidating requirements to larger procurements for procurement efficiency.

Federal agencies with whom we conduct business may on occasion find it efficient or desirable to combine requirements for services with the normal work we typically perform along with other requirements for services or products that we do not provide. This technique of bundling of requirements reduces and/or eliminates our ability to compete as a prime contractor for such work. This approach requires that we take a subcontract role versus a prime role, as such may reduce our revenue opportunities and potentially impact our profit margins. This approach may also affect contracts that we currently perform as the prime contractor, when completed or scheduled for recompetition, since those may be combined with other procurement requirements, creating consolidated procurements for which we either cannot compete due to the inclusion of products or services we do not provide or our probability of winning may be substantially reduced by the inclusion of such requirements outside of our normal business services.

Failure to maintain strong relationships with other contractors could result in a decline in our revenues.

In 2008 and 2007, we derived 52.1% and 46.4% of our revenues, respectively, from contracts in which we acted as a subcontractor to other contractors or to joint ventures that we and other contractors formed to bid on and execute particular contracts or programs. We expect to continue to depend on relationships with other contractors for a portion of our revenues for the foreseeable future. Our business, prospects, financial condition or operating results could be harmed if other contractors eliminate or reduce their subcontracts or joint venture relationships with us because they choose to establish relationships with our competitors; they choose to directly offer services that compete with our business; the government terminates or reduces these other contractors' programs; or the government does not award them new contracts.

Our overall profit margins on our contracts may decrease and our results of operations could be adversely affected if materials and subcontract revenue grow at a faster rate than labor-related revenues.

Our revenues are generated both from the efforts of our technical staff (labor-related revenue) and from the receipt of payments for the costs of materials and subcontracts we use in connection with performing our services (materials and subcontract revenue). Generally, our materials and subcontract revenue have lower profit-margins than our labor-related revenues. If our materials and subcontract revenue grow at a faster rate than labor-related revenues, our overall profit margins may decrease and our profitability could be adversely affected.

We face risks associated with our international business.

Approximately 1.1% and 1.3% of our total consolidated revenues in 2008 and 2007, respectively, was generated by our entities outside of the United States. These international business operations are subject to a variety of risks associated with conducting business internationally, including:

- Changes in or interpretations of foreign laws or policies that may adversely affect the performance of our services;
- Political instability in foreign countries;
- Imposition of inconsistent laws or regulations;
- Conducting business in places where laws, business practices and customs are unfamiliar or unknown;
- Imposition of limitations on or increase of withholding and other taxes on payments by foreign subsidiaries or joint ventures;
- Compliance with a variety of U.S. laws, including the Foreign Corrupt Practices Act, by us or subcontractors; and
- Compliance with U.S. export control regulations.

Although revenue generated from our international operations have not been significant to date, we do not know the impact that these regulatory, geopolitical and other factors could have on our business in the future.

Acquisitions or other joint ventures could result in operating difficulties, dilution or other adverse consequences to our business.

One of our key operating strategies is to selectively pursue acquisitions. We have made a number of acquisitions in the past and we expect that a significant portion of our future growth will continue to come from these transactions. We evaluate potential acquisitions, joint ventures and other investments on an ongoing basis. Our acquisitions pose many risks, including:

- We may not be able to identify suitable acquisition candidates at prices we consider attractive;
- We may not be able to compete successfully for identified acquisition candidates, complete future acquisitions or accurately estimate the financial effect of acquisitions on our business;
- Future acquisitions may require us to issue common stock or spend significant cash, resulting in dilution of ownership or additional leverage;
- We may have difficulty retaining an acquired company's key employees or customers;
- We may have difficulty integrating acquired businesses, resulting in unforeseen difficulties, such as incompatible accounting, information management or other control systems;
- Acquisitions may disrupt our business or distract our management from other responsibilities; and
- As a result of an acquisition, we may need to record write-downs from future impairments of intangible assets, which could reduce our future reported earnings.

In connection with any acquisition that we make, there may be liabilities that we fail to discover or that we inadequately assess. Acquired entities may not operate profitably or result in improved operating performance. Additionally, we may not realize anticipated synergies. If our acquisitions perform poorly, our business and financial results could be adversely affected.

Many of our federal government customers execute their procurement budgets through multiple award contracts under which we are required to compete for post-award orders, or for which we may not be eligible to compete, potentially limiting our ability to win new contracts and increase revenue.

Budgetary pressures and reforms in the procurement process have caused many U.S. federal government customers to increasingly purchase goods and services through multiple award ID/IQ contracts and other multiple award and/or GWAC vehicles. These contract vehicles require that we make sustained post-award efforts to obtain task orders under the relevant contract. There can be no assurance that we will obtain revenues or otherwise sell successfully under these contract vehicles. Our failure to compete effectively in this procurement environment could harm our operating results.

Covenants in our credit facility may restrict our financial and operating flexibility.

We maintain a credit agreement with Bank of America N.A. The agreement provides for up to $300 million, with an option to increase an additional $100 million, in available borrowings through April 2012. Under the agreement, we are required to maintain specific financial covenants related to a leverage ratio and fixed charge coverage. The agreement also places limitations on additional borrowings, mergers and related-party transactions, on payment of dividends and with respect to capital expenditures. Borrowings under the agreement are collateralized by our assets and bear interest at the Eurodollar Rate, or the lender's base rate, plus market-rate spreads that are determined based on the Company's leverage ratio calculation. Our ability to satisfy these financial ratios can be affected by events beyond our control and we cannot assure you that we will meet these ratios. Default under our credit facility could allow the lenders to declare all amounts outstanding to be immediately due and payable. We have pledged substantially all of our assets to secure the debt under our credit facility. If the lenders declare amounts outstanding under the credit facility to be due, the lenders could proceed against those assets. Any event of default, therefore, could have a material adverse effect on our business if the creditors determine to exercise their rights. We also may incur future debt obligations that might subject us to restrictive covenants that could affect our financial and operational flexibility, restrict our ability to pay dividends on our common stock or subject us to other events of default.

From time-to-time we may require consents or waivers from our lenders to permit actions that are prohibited by our credit facility. If our lenders refuse to provide waivers of our credit facility's restrictive covenants and/or financial ratios, then we may be in default under our credit facility, and we may be prohibited from undertaking actions that are necessary or desirable to maintain and expand our business.

Recent events affecting the credit markets may restrict our ability to access additional financing.

The United States and worldwide capital and credit markets have recently experienced significant price volatility, dislocations and liquidity disruptions, which have caused market prices of many stocks to fluctuate substantially and the spreads on prospective debt financings to widen considerably. These circumstances have materially impacted liquidity in the financial markets, making terms for certain financings less attractive, and in some cases have resulted in the unavailability of financing. Continued uncertainty in the capital and credit markets may negatively impact our business, including our ability to access additional financing at reasonable terms, which may negatively affect our ability to make future acquisitions. A prolonged downturn in the financial markets may cause us to seek alternative sources of potentially less attractive financing, and may require us to adjust our business plan accordingly. These events also may make it more difficult or costly for us to raise capital through the issuance of our equity securities. The disruptions in the financial markets may have a material adverse effect on the market value of our common stock and other adverse effects on our business.

Our employees or subcontractors may engage in misconduct or other improper activities, which could cause us to lose customers or affect our ability to contract with the federal government.

Because we are a government contractor, should an employee or subcontractor fraud or other misconduct occur, such occurrences could have an adverse impact on our business and reputation. Misconduct by employees, subcontractors or joint venture partners could include intentional failures to comply with federal laws including:

federal government procurement regulations; proper handling of sensitive or classified information; compliance with the terms of our contracts that we receive; falsifying time records or failures to disclose unauthorized or unsuccessful activities to us. These actions could lead to civil, criminal and/or administrative penalties (including fines, imprisonment, suspension and/or debarment from performing federal government contracts) and harm our reputation. The precautions we take to prevent and detect such activity may not be effective in controlling unknown or unmanaged risks or losses, such misconduct by employees, subcontractors or joint venture partners could result in serious civil or criminal penalties, sanctions or harm to our reputation, which could cause us to lose contracts or cause a reduction in revenue.

We may be liable for systems and service failures.

We create, implement and maintain information technology and technical services solutions that are often critical to our customers' operations, including those of federal, state and local governments. We have experienced and may in the future experience some systems and service failures, schedule or delivery delays and other problems in connection with our work. If our solutions, services, products or other applications have significant defects or errors, are subject to delivery delays or fail to meet our customers' expectations, we may:

- Lose revenues due to adverse customer reaction;
- Be required to provide additional services to a customer at no charge;
- Receive negative publicity that could damage our reputation and adversely affect our ability to attract or retain customers; and
- Suffer claims for substantial damages against us.

In addition to any costs resulting from product warranties, contract performance or required corrective action, these failures may result in increased costs or loss of revenues if they result in customers postponing subsequently scheduled work, canceling contracts or failing to renew contracts.

While many of our contracts with the federal government limit our liability for damages that may arise from negligence in rendering services to our customers, we cannot be sure that these contractual provisions will protect us from liability for damages if we are sued. Furthermore, our errors and omissions and product liability insurance coverage may not continue to be available on reasonable terms or in sufficient amounts to cover one or more large claims, in addition the insurer may disclaim coverage as to some types of future claims. The successful assertion of any large claim against us could seriously harm our business. Even if unsuccessful, these claims could result in significant legal and other costs that may be a distraction to our management and/or may harm our reputation.

Security breaches in classified government systems could adversely affect our business.

Many of the programs we support and systems we develop, install and maintain involve managing and protecting information involved in intelligence, national security and other classified government functions. While we have programs designed to comply with relevant security laws, regulations and restrictions, a security breach in one of these systems could cause serious harm to our business, damage our reputation and prevent us from being eligible for further work on critical classified systems for federal government customers. Losses that we could incur from such a security breach could exceed the policy limits that we have for errors and omissions and product liability insurance coverage. Damage to our reputation or limitations on our eligibility for additional work resulting from a security breach in one of the systems we develop, install and maintain could materially reduce our revenue.

Our business depends upon obtaining and maintaining required security clearances.

Many of our federal government contracts require our employees to maintain various levels of security clearances and we are required to maintain certain facility security clearances complying with the Department of Defense and Intelligence Community requirements. Obtaining and maintaining security clearances for employees involves a lengthy process and it is difficult to identify, recruit and retain employees who already hold security clearances. If our employees are unable to obtain or retain security clearances or if our employees who hold security clearances terminate employment with us, the customer whose work requires cleared employees could terminate the contract or decide not to renew it upon its expiration. In addition, we expect that many of the contracts on which we will bid will require us to demonstrate our ability to obtain facility security clearances and perform work with employees who hold specified types of security clearances. To the extent we are not able to obtain facility security clearances or engage employees with the required security clearances for a particular contract, we may not be able to bid on or win new contracts, or effectively re-bid on expiring contracts.

Risks Related to Our Stock

Our quarterly operating results may fluctuate.

Our quarterly revenues and operating results may fluctuate as a result of a number of factors, many of which are outside of our control. For these reasons, comparing our operating results on a period-to-period basis may be of limited significance in some cases, as such you should not rely on our past results as an indication of our future performance. While our financial results may be negatively affected by any of the risk factors identified in this section of our Form 10-K, a number of factors could cause our revenues, cash flow and operating results to vary from quarter-to-quarter, including:

- Timing of award or performance incentive fee notices;
- Fluctuations in revenues earned on fixed-price contracts and contracts with a performance-based fee structure;
- Commencement, completion or termination of contracts during any particular quarter;
- Reallocation of funds to customers due to priority;
- Timing of significant bid and proposal costs;
- Variable purchasing patterns under government contracts, BPAs and ID/IQ contracts;
- Seasonal or quarterly fluctuations in our workdays and staff utilization rates;
- Strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs and joint ventures;
- Changes in Presidential administrations and senior federal government officials that affect the timing of technology procurement;
- Changes in federal government policy or budgetary measures that adversely affect government contracts in general; and
- Increased purchase requests from customers for equipment and materials in connection with the federal government's fiscal year end that may affect our quarter operating results.

Because a relatively large amount of our expenses are fixed, cash flows from our operations may vary significantly as a result of changes in the volume of services provided under existing contracts and the number of contracts that are commenced, completed or terminated during any quarter. We incur significant operating expenses during the start-up and early stages of large contracts and typically we do not receive corresponding payments in that same quarter. We may also incur significant or unanticipated expenses when a contract expires, terminates or is not renewed.

Mr. Pedersen, our Chairman and Chief Executive Officer, effectively controls our Company, and his interests may not be aligned with those of other stockholders.

As of December 31, 2008, Mr. Pedersen owned approximately 39.3% of our total outstanding shares of common stock. Holders of our Class B common stock are entitled to ten votes per share. Mr. Pedersen beneficially owned 13,958,345 shares of Class B common stock as of December 31, 2008, thus he owned or controlled approximately 86.6% of the combined voting power of our stock as of December 31, 2008. Accordingly, Mr. Pedersen controls the vote on all matters submitted to a vote of our stockholders. As long as Mr. Pedersen beneficially owns a majority of the combined voting power of our common stock, he will have the ability, without the consent of our public stockholders, to elect all members of our Board of Directors and to control our management and affairs.

Mr. Pedersen's voting control may have the effect of preventing or discouraging transactions involving an actual or a potential change of control of the Company, regardless of whether a premium is offered over then-current market prices. Mr. Pedersen will be able to cause a change of control of the Company. Mr. Pedersen could also cause a registration statement to be filed and to become effective under the Securities Act of 1933, thereby permitting him to freely sell or transfer the shares of common stock that he owns. In addition, the interests of Mr. Pedersen may conflict with the interests of other holders of our common stock.

Provisions in our charter documents and Delaware law may inhibit potential acquisition bids that you and other stockholders may consider favorable, and the market price of our Class A common stock my be lower as a result.

There are provisions in our certificate of incorporation and bylaws that make it more difficult for a third party to acquire, or attempt to acquire, control of our Company, even if a change of control were considered favorable by you and other stockholders. Among the provisions that could have an anti-takeover effect, are provisions relating to the following

- The high vote nature of our Class B common stock;
- The ability of the Board of Directors to issue preferred stock;
- Stockholders cannot take action by written consent; and
- Advance notice requirements for director nominations or other proposals by our stockholders.

Item 1B. *Unresolved SEC Staff Comments*

We have not received any written comments from the SEC staff regarding our periodic or current reports under the Exchange Act that remain unresolved.

Item 2. *Properties*

We lease our office facilities and we do not own any facilities or real estate materially important to our operations. Our facilities are leased in close proximity to our customers. Since 1992, we have leased our corporate headquarters office building in Fairfax, Virginia. The lease on this facility expires in March 2020. As of December 31, 2008, we leased 32 additional operating facilities throughout the metropolitan Washington, D.C. area and 56 facilities in other parts of the United States. We also have employees working at customer sites throughout the United States and in other countries.

We believe our current facilities are adequate to meet our current needs. We do not anticipate any significant difficulty in renewing our leases or finding alternative space to lease upon the expiration of our leases and to support our future growth. Lease expiration dates range from years 2009 through 2020.

The following table provides information concerning certain of our leased properties.

Lease Properties as of December 31, 2008	Approximate Square Footage	General Usage
Chantilly, VA	208,000	General Office
Vienna, VA	99,000	General Office
Fairfax, VA	92,000	General Office
Herndon, VA	90,000	General Office
Arlington, VA	83,000	General Office
Hanover, MD	73,000	General Office and Warehouse
Springfield, VA	59,000	General Office
Lorton, VA	51,000	General Office
Lexington Park, MD	43,000	General Office
Huntsville, AL	38,000	General Office and Lab
Bethesda, MD	35,000	General Office
Fairmont, WV	22,000	General Office
Sarasota, FL	20,000	General Office
Other Locations	300,000	General Office and Warehouse
Foreign Locations	25,000	General Office

Item 3. *Legal Proceedings*

We are subject to certain legal proceedings, government audits, investigations, claims and disputes that arise in the ordinary course of our business. Like most large government defense contractors, our contract costs are audited and reviewed on a continual basis by an in-house staff of auditors from the DCAA. In addition to these routine audits, we are subject from time-to-time to audits and investigations by other agencies of the federal government. These audits and investigations are conducted to determine if our performance and administration of our government contracts are compliant with contractual requirements and applicable federal statutes and regulations. An audit or investigation may result in a finding that our performance, systems and administration is compliant or, alternatively, may result in the government initiating proceedings against us or our employees, including administrative proceedings seeking repayment of monies, suspension and/or debarment from doing business with the federal government or a particular agency or civil or criminal proceedings seeking penalties and/or fines. Audits and investigations conducted by the federal government frequently span several years.

Although we cannot predict the outcome of these and other legal proceedings, investigations, claims and disputes, based on the information now available to us, we do not believe the ultimate resolution of these matters, either individually or in the aggregate, will have a material adverse effect on our business, prospects, financial condition or operating results.

Item 4. *Submission of Matters to a Vote of Security Holders*

No matters were submitted to a vote of security holders during the fourth quarter of the year ended December 31, 2008.

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Market Information

Our Class A common stock has been quoted on the Nasdaq Stock Market under the symbol "MANT" since our initial public offering on February 7, 2002. The following table sets forth, for the periods indicated, the high and low prices of our shares of common stock, as reported on the Nasdaq Stock Market.

2008	High	Low
First Quarter	$48.34	$36.60
Second Quarter	53.98	42.85
Third Quarter	62.06	46.65
Fourth Quarter	59.92	40.22

2007	High	Low
First Quarter	$38.04	$32.42
Second Quarter	34.49	30.37
Third Quarter	37.80	29.71
Fourth Quarter	48.45	34.87

There is no established public market for our Class B common stock.

As of February 18, 2009, there were 39 holders of record of our Class A common stock and 3 holders of record of our Class B common stock. The number of holders of record of our Class A common stock is not representative of the number of beneficial holders because many of the shares are held by depositories, brokers or nominees.

Dividend Policy

Currently, we intend to retain any earnings for the future operation and growth of our business. In addition, our credit facility restricts us from paying cash dividends to holders of our common stock. As a result, we do not anticipate paying any cash dividends in the foreseeable future. No dividends have been declared on any class of our common stock since our initial public offering in 2002. Any future dividends declared would be at the discretion of our Board of Directors and would depend, among other factors, upon our results of operations, financial condition and cash requirements, as well as the terms of our credit facility and other financing agreements at the time such payment is considered.

Recent Sales of Unregistered Securities

We did not issue or sell any securities in fiscal 2008 that were not registered under the Securities Act of 1933. The issuance of shares to the Employee Stock Ownership Plan did not constitute sales within the meaning of the Securities Act.

Equity Compensation Plan Information

Information regarding our equity compensation plans and the securities authorized for issuance there under is incorporated by reference in Item 12.

Stock Performance Chart

The following stock performance graph compares the graph of ManTech common stock to the Nasdaq Stock Market (U.S.) Index, Standard & Poor's MidCap 400 Index*, Standard & Poor's SmallCap 600 Index**, the Russell 2000 Index, our new Peer Group Index and our old Peer Group Index***. The period measured is December 31, 2003 to December 31, 2008. The graph assumes an investment of $100 for each of the groups and also assumes reinvestment of all dividends. No cash dividend has been declared on ManTech common stock. We have added the Standard & Poor's MidCap 400 Index to our performance graph this year, and have also changed the composition of our Peer Group. We have included Standard & Poor's SmallCap 600 Index in this year's performance graph for comparison purposes. These changes are further explained below.



Comparison of 5 Year Cumulative Total Return
Assumes Initial Investment of $100
December 2008
250.00
200.00
150.00
100.00
50.00
0.00
2003
2004
2005
2006
2007
2008
MANTECH INTL -A
New Peer Group Only
S&P 400 Mid Cap Index
S&P 600 Index - Total Return
Old Peer Group Only
NASDAQ Composite-Total Returns
Russell 2000 Index Total Return

	2003	2004	2005	2006	2007	2008
ManTech International Corporation	$100.00	$ 95.14	$111.65	$147.61	$175.65	$217.23
S&P 400 Mid Cap Index	$100.00	$116.47	$131.09	$144.61	$156.14	$ 99.55
S&P 600 Index	$100.00	$122.65	$132.07	$152.03	$151.58	$104.47
NASDAQ Composite	$100.00	$109.16	$111.47	$123.05	$140.12	$ 84.12
Russell 2000 Index	$100.00	$118.32	$123.72	$146.42	$144.16	$ 95.44
New Peer Group	$100.00	$142.05	$125.20	$116.61	$133.48	$119.45
Old Peer Group	$100.00	$137.75	$121.53	$113.61	$117.85	$111.33

Explanation for changes in indices used to benchmark our stock price performance:

* We have added the Standard & Poor's MidCap 400 Index to our stock price performance comparisons for 2008, because ManTech was added to the S&P MidCap 400 Index in 2008.

** In connection with being added to the Standard & Poor's MidCap 400 Index this year, we were removed from the Standard & Poor's SmallCap 600 Index. The Standard & Poor's SmallCap 600 Index is included in our performance graph for this year for comparison purposes only.

*** In 2007, our Peer Group consisted of CACI International, Inc.; Dynamics Research Corporation; MTC Technologies, Inc.; NCI, Inc.; Science Applications International Corporation; SI International, Inc.; SRA International Inc.; and Stanley, Inc. In 2008, we changed our Peer Group to omit MTC Technologies and SI International, since they were acquired and ceased trading during 2008. We have also added DynCorp International Inc., because they are in our industry and are a similar size.

Item 6. ***Selected Financial Data***

The selected financial data presented below for each of the five years ended December 31, 2008 is derived from our audited consolidated financial statements. The selected financial data presented below should be read in conjunction with our consolidated financial statements, the notes to our consolidated financial statements and Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	Year Ended December 31,				
	2008 (a)	2007 (b)	2006 (c)	2005 (d)	2004 (e)
	(In thousands, except per share amounts)				
Statement of Income Data:					
Revenues	$1,870,879	$1,448,098	$1,137,178	$ 980,289	$826,928
Cost of services	1,565,198	1,214,150	944,150	805,853	677,223
General and administrative expenses	152,323	120,244	102,378	90,258	81,238
Operating income	153,358	113,704	90,650	84,178	68,467
Interest expense	(3,978)	(5,103)	(2,375)	(3,165)	(2,422)
Interest income	812	1,261	809	894	495
Other items, net	(233)	263	1,337	3,372	554
Income from continuing operations before income taxes and equity earnings	149,959	110,125	90,421	85,279	67,094
Provision for income taxes	(59,667)	(42,798)	(34,825)	(34,137)	(25,743)
Earnings (losses) in equity of unconsolidated subsidiaries	—	—	—	471	567
Gain on disposal of equity method investment	—	—	—	1,590	—
Income from continuing operations	90,292	67,327	55,596	53,203	41,918
(Loss) gain from discontinued operations, net of taxes	—	(458)	(4,895)	(9,010)	(17,211)
Gain on disposal of discontinued operation, net of taxes (sold to CEO)	—	338	—	—	—
Net income	$ 90,292	$ 67,207	$ 50,701	$ 44,193	$ 24,707
Basic earnings per share from continuing operations—Class A and B (f)	$ 2.58	$ 1.97	$ 1.66	$ 1.62	$ 1.30
Diluted earnings per share from continuing operations—Class A and B (f)	$ 2.55	$ 1.95	$ 1.64	$ 1.60	$ 1.29
Balance Sheet Data:					
Cash and cash equivalents	$ 4,375	$ 8,048	$ 41,510	$ 5,678	$ 22,963
Working capital	$ 140,744	$ 68,409	$ 168,189	$ 103,576	$127,034
Total assets	$1,021,712	$ 937,503	$ 613,252	$ 555,985	$468,402
Long-term debt	$ —	$ 39,000	$ —	$ 21	$ 104
Total stockholders' equity	$ 680,536	$ 551,305	$ 459,016	$ 378,582	$320,396
Statement of Cash Flows Data:					
Cash flow from operating activities	$ 127,266	$ 63,324	$ 84,356	$ 61,486	$ 27,285
Cash flow from investing activities	$ (39,162)	$ (275,286)	$ (25,709)	$(105,617)	$(17,440)
Cash flow from financing activities	$ (91,777)	$ 178,500	$ (22,815)	$ 26,846	$ 3,854

a) On November 28, 2008, we acquired EWA for $12.3 million, which includes a $0.3 million estimated working capital adjustment. The purchase price included a working capital adjustment, which is subject to a closing balance sheet review. EWA added $1.8 million in revenue to our 2008 results. For further information on acquisitions see Note 3 to the consolidated financial statements in Item 8.

On August 29, 2008, we acquired ETG for $25.1 million, which includes $0.1 million in transaction fees. ETG added $3.4 million in revenue to our 2008 results. For further information on acquisitions see Note 3 to the consolidated financial statements in Item 8.

Cash outflows from investing activities were primarily the result of our acquisitions of EWA and ETG, as noted above. Cash outflows from financing activities are primarily the result of paying down our credit facility with cash from operations; this was slightly offset by borrowings under our credit facility to finance our aforementioned acquisitions.

b) On December 18, 2007, we acquired MBI for $78.9 million, which includes $0.4 million in transaction fees. MBI added $1.2 million in revenue to our 2007 results. For further information on acquisitions see Note 3 to the consolidated financial statements in Item 8.

On May 7, 2007 we acquired SRS for $199.1 million, which includes $1.2 million in transaction fees. SRS added $139.1 million in revenue to our 2007 results. For further information on acquisitions see Note 3 to the consolidated financial statements in Item 8.

On February 23, 2007 we sold our MSM Security Services subsidiary business (MSM) to MSM Security Services Holdings, LLC for $3.0 million in cash. The sale resulted in a pre-tax gain of $0.6 million. MSM Security Services Holdings, LLC is solely owned by George J. Pedersen, our Chairman and Chief Executive Officer (CEO). For further information on the sale of MSM see Note 15 to the consolidated financial statements in Item 8.

In January 2007, Mr. Pedersen received a distribution of 609,296 shares of Class B common stock, which had been held by the ManTech International Corporation Supplemental Executive Retirement Plan for the benefit of George J. Pedersen (GJP SERP). We recognized an $8.6 million tax benefit on the distribution from the trust. The tax benefit was recorded to additional paid-in-capital.

c) On October 5, 2006, we acquired GRS Solutions, Inc (GRS) for $17.8 million in cash. Subsequent to the acquisition, contingent consideration of $2.2 million was paid to the shareholders of GRS. GRS added $2.7 million in revenue to our 2006 results. For further information on acquisitions see Note 3 to the consolidated financial statements in Item 8.

On October 31, 2006, we sold assets related to our NetWitness® operation to the NetWitness Acquisition Corporation for $2.0 million in cash and an equity stake of less than 5% in the new company. We recorded approximately a $1.0 million pre-tax gain on the sale.

On January 1, 2006, we adopted Statement of Financial Accounting Standards (SFAS) No. 123 (revised 2004), *Share-Based Payment*, or SFAS 123(R). As a result, we recorded $5.7 million of expense in general and administrative expenses. For further information, see Note 10 to the consolidated financial statements in Item 8.

d) On February 11, 2005, we sold our ManTech Environmental Technology, Inc. (METI) subsidiary to another company for $7.0 million, which resulted in a pre-tax gain of approximately $3.7 million. METI had revenues of $1.4 million and $13.2 million in 2005 and 2004, respectively.

During the first quarter of 2005, we decided to exit the personnel security investigation business and sell MSM. We classified our MSM subsidiary as held for sale in our consolidated balance sheets and in discontinued operations for our consolidated statement of income. For further information see Note 15 to the consolidated financial statements in Item 8.

On May 31, 2005, we acquired Gray Hawk Systems, Inc. for $101.8 million, including acquisition-related cost. As a result of this acquisition, revenue increased $52.9 million in 2005.

During December 2005, we sold our 40 percent interest in Vosper-ManTech joint venture in the United Kingdom for approximately $4.3 million including accrued dividends. The sale resulted in an approximate $1.6 million pre tax gain recorded in gain on disposal of equity method investment.

e) On February 27, 2004, we acquired certain operations from Affiliated Computer Services, Inc. (ACS) for $6.5 million, and on June 1, 2004, acquired additional operations from ACS for $1.5 million. As a result of these acquisitions, revenue increased $27.5 million in 2004.

During 2004, we experienced a significant decline in our MSM business primarily related to losses recorded on a Defense Security Services contract, which ended in the fourth quarter of 2004. For 2004, MSM's revenues were down $18.9 million from 2003, which contributed to the loss from discontinued operations.

f) The holders of each share of Class A common stock are entitled to one vote per share and the holders of each share of Class B common stock are entitled to ten votes per share. For more information on earnings per share including the two class method see Note 4 to the consolidated financial statements in Item 8.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion of our financial condition and results of operations should be read together with the consolidated financial statements and the notes to those statements included in Item 8 of this document. This discussion contains forward-looking statements that involve risks and uncertainties. This discussion addresses primarily our continuing operations, except in the discussion under the heading, "Discontinued Operations." For more information on our discontinued operations, please see Note 15 to our consolidated financial statements.

Overview

We are a provider of innovative technologies and solutions for mission-critical national security programs for the Intelligence Community; the departments of Defense, State, Homeland Security and Justice; the Space Community; and other U.S. federal government customers. Our expertise includes engineering, systems integration, software services, enterprise architecture, information assurance and security architecture, intelligence operations and analysis support, network and critical infrastructure protection, information operations and computer forensics, information technology, communications integration and engineering support. With approximately 7,900 highly qualified employees, we operate in the United States and approximately 40 countries worldwide.

We derive revenue primarily from contracts with U.S. government agencies that are focused on national security and as a result, funding for our programs is generally linked to trends in U.S. government spending in the areas of defense, intelligence and homeland security. Related to the evolving terrorist threats and world events, the U.S. government has substantially increased its overall defense, intelligence and homeland security budgets. Our revenue increased mainly as a result of the expansion of our sustainment and countermine support provided in military deployed environments with U.S. and allied forces in support of peace-keeping efforts worldwide; efforts involving telecommunications, infrastructure, maintenance and repair; from our work with intelligence agencies in U.S; and the acquisitions that occurred in the past three years.

For the three years ended December 31, 2008, over 93% of our revenues were derived from our customers in the Intelligence Community and the Department of Defense. These customers include the Office of the Secretary of Defense; the Department of State; the Department of Homeland Security; various intelligence agencies; federal intelligence and terrorism task forces; the U.S. Army, Navy, Air Force and Marine Corps; and joint military commands. We also provide solutions to federal government civilian agencies, including NASA and PTO, as well as to state and local governments and commercial customers. The following table shows our revenue from each type of customer as a percentage of our total revenue for the period shown.

	Years Ended December 31,		
	2008	2007	2006
Department of Defense and intelligence agencies	93.8%	93.3%	95.2%
Federal civilian agencies	4.3%	4.5%	2.6%
State agencies, international agencies and commercial entities	1.9%	2.2%	2.2%
Total Revenue	100.0%	100.0%	100.0%

We provide our services and solutions under three types of contracts: time and materials; cost reimbursable; and fixed price. Our contract mix varies from year-to-year due to numerous factors, including our business strategies and federal government procurement objectives. The following table shows our revenue from each of these types of contracts as a percentage of our total revenue for the periods shown.

	Years Ended December 31,		
	2008	2007	2006
Cost reimbursable	20.4%	23.4%	24.7%
Time and materials	66.1%	62.9%	64.5%
Fixed price	13.5%	13.7%	10.8%
Total Revenue	100.0%	100.0%	100.0%

Time and materials contracts. Under time and materials contracts, we are reimbursed for labor at fixed hourly rates and generally reimbursed separately for allowable materials, costs and expenses. To the extent that our actual labor costs under a time and materials contract are higher or lower than the billing rates under the contract, our profit under the contract may be either greater or less than we anticipated or we may suffer a loss under the contract. We recognize revenues under time and materials contracts by multiplying the number of direct labor hours expended by the contract billing rates and adding the effect of other billable direct costs. In general, we realize a higher profit margin on work performed under time and materials contracts than cost reimbursable contracts.

Cost reimbursable contracts. Under cost reimbursable contracts, we are reimbursed for costs that are determined to be reasonable, allowable and allocable to the contract and paid a fee representing the profit margin negotiated between us and the contracting agency, which may be fixed or performance based. Under cost reimbursable contracts we recognize revenues and an estimate of applicable fees earned as costs are incurred. We consider fixed fees under cost reimbursable contracts to be earned in proportion to the allowable costs incurred in performance of the contract. For performance based fees under cost reimbursable contracts, we recognize the relevant portion of the expected fee to be awarded by the client at the time such fee can be reasonably estimated, based on factors such as our prior award experience and communications with the client regarding performance. For cost reimbursable contracts with performance-based fee incentives that are subject to the provisions of SEC Topic 13, *Revenue Recognition*, we recognize the relevant portion of the fee upon customer approval. In general, cost reimbursable contracts are the least profitable of our government contracts.

Fixed price contracts. Under fixed price contracts, we perform specific tasks for a fixed price. Compared to cost reimbursable and time and materials contracts, fixed price contracts generally offer higher profit margin opportunities but involve greater financial risk because we bear the impact of cost overruns in return for the full benefit of any cost savings. We generally do not undertake complex, high-risk work, such as long-term software development, under fixed price terms. Fixed price contracts may include either a product delivery or specific service performance over a defined period. Revenue on fixed price contracts that provide for the Company to render services throughout a period is recognized as earned according to contract terms as the service is provided on a proportionate performance basis. These contracts are generally less than six months in duration. For fixed price contracts that provide for the delivery of a specific product with related customer acceptance provisions, revenues are recognized as those products are delivered and accepted.

We derive a majority of our revenues from contracts directly with the U.S. government or as a subcontractor to other providers of services to the U.S. government. The following table shows our revenues as prime contractor and as subcontractor as a percentage of our total revenue for the following periods:

	Years Ended December 31,		
	2008	2007	2006
Prime contract revenue	47.9%	53.6%	67.7%
Subcontract revenue	52.1%	46.4%	32.3%
Total Revenue	100.0%	100.0%	100.0%

Our prime contract revenue as a percentage of our total revenue decreased from 2006 to 2008 as customers increased the purchase of goods and services through larger, more consolidated contract vehicles. However, we expect the prime contract revenue percentage to increase in future periods due to the award of the Countermine prime contract for Route Clearance in August 2008.

Revenue

Substantially all of our revenue is derived from services and solutions provided to the federal government or to prime contractors supporting the federal government, including services provided by our employees, our subcontractors and through solutions that includes third-party hardware and software that we purchase and integrate as a part of our overall solutions. The level of hardware and software purchases we made in support of solutions we provide to our clients increased significantly during 2008. These requirements may vary from period-to-period depending on specific contract and client requirements. Since we earn higher profits from labor services that our employees provide compared with subcontracted efforts and other reimbursable items such as hardware and software purchases for clients, we seek to optimize our labor services on all of our engagements.

Cost of Services

Cost of services primarily includes direct costs incurred to provide our services and solutions to customers. The most significant portion of these costs are direct labor costs, including salaries and wages, plus associated fringe benefits of our employees directly serving customers, in addition to the related management, facilities and infrastructure costs. Cost of services also includes other direct costs, such as the costs of subcontractors and outside consultants and third-party materials, including hardware or software that we purchase and provide to the customer as part of an integrated solution. Since we earn higher profits on our own labor services, we expect the ratio of cost of services as a percent of revenue to decline when our labor services mix increases relative to subcontracted labor or third-party material. Conversely, as subcontracted labor or third-party material purchases for customers increase relative to our own labor services, we expect the ratio of cost of services as a percent of revenue to increase. Changes in the mix of services and equipment provided under our contracts can result in variability in our contract margins.

General and Administrative Expenses

General and administrative expenses include the salaries and wages, plus associated fringe benefits of our employees not performing work directly for clients. Among the functions covered by these costs are facilities, corporate business development, bid and proposal, contracts administration, finance and accounting, legal, corporate governance and executive and senior management. In addition, we include stock-based compensation, as computed under SFAS 123(R), as well as depreciation expense of $4.2 million and amortization expense of $10.4 million related to the general and administrative function for the year ended December 31, 2008. Depreciation and amortization expenses include the depreciation of computers, furniture and other equipment, the amortization of third party software we use internally, leasehold improvements and intangible assets. Identifiable intangible assets include customer relationships and contract backlogs acquired in business combinations are amortized over their estimated useful lives.

Interest Expense

Interest expense is primarily related to interest expense incurred or accrued under our outstanding borrowings and notes payable, deferred financing charges and interest on capital leases.

Interest Income

Interest income is primarily from cash on hand and notes receivable.

Provision for Income Taxes

Our effective income tax rates are approximately 39.8%, 38.9% and 38.5% for the years ended 2008, 2007 and 2006, respectively. The higher tax rate in 2008 as compared to 2007 related primarily to the impact of non-deductible losses related to our Employee Supplemental Savings Plan, which were partially offset by research and development credits.

Results of Operations

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Consolidated Statements of Income

The following table sets forth certain items from our consolidated statements of income and the relative percentages that certain items of expense and earnings bear to revenue as well as the year-over-year change from December 31, 2007 to December 31, 2008.

	Years Ended December 31,				Year-to-Year Change	
	2008	2007	2008	2007	2007 to 2008	
	Dollars		Percentages		Dollars	Percent
	(dollars in thousands)					
REVENUE	$1,870,879	$1,448,098	100.0%	100.0%	$422,781	29.2%
Cost of services	1,565,198	1,214,150	83.7%	83.8%	351,048	28.9%
General and administrative expenses	152,323	120,244	8.1%	8.3%	32,079	26.7%
OPERATING INCOME	153,358	113,704	8.2%	7.9%	39,654	34.9%
Interest expense	(3,978)	(5,103)	0.2%	0.4%	1,125	-22.0%
Interest income	812	1,261	0.0%	0.1%	(449)	-35.6%
Other income (expense), net	(233)	263	0.0%	0.0%	(496)	-188.6%
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	149,959	110,125	8.0%	7.6%	39,834	36.2%
Provision for income taxes	(59,667)	(42,798)	3.2%	3.0%	(16,869)	39.4%
INCOME FROM CONTINUING OPERATIONS	90,292	67,327	4.8%	4.6%	22,965	34.1%
Loss from discontinued operations, net of taxes	—	(458)	0.0%	0.0%	458	-100.0%
Gain on sale of discontinued operation, net of taxes (sold to CEO)	—	338	0.0%	0.0%	(338)	-100.0%
NET INCOME	$ 90,292	$ 67,207	4.8%	4.6%	$ 23,085	34.3%

Revenues

Revenues increased 29.2% to $1.87 billion for the year ended December 31, 2008, compared to $1.45 billion for the same period in 2007. The increase was primarily due to our contracts supporting forward deployments in Iraq, Afghanistan and other areas around the world and our acquisitions of SRS in May 2007, MBI in December 2007, ETG in August 2008 and EWA in November 2008. Revenue growth of $206.6 million came from global logistics and supply chain management contracts; specifically contracts for the installation and repair of systems designed to counter or clear mines and IEDs. For the year ending December 31, 2008, our recent acquisitions, SRS, MBI, ETG and EWA, contributed revenue increases of $125.5 million.

We are expecting the growth in revenue to continue in 2009 as a result of our recent acquisitions and our continued support of the Global War on Terror, including increased demand in support of operations within the

Southwest Asian region, including Iraq and Afghanistan. We are well positioned to compete for and receive contracts related to the Comprehensive National Cyber Initiative. Possible future changes in U.S. policy and tactics related to the wars may impact our future performance trend.

Cost of services

Cost of services increased 28.9% to $1.57 billion for the year ended December 31, 2008, compared to $1.21 billion for the same period in 2007. The increase in cost of services is primarily due to larger purchases of equipment, materials and other direct costs directly related to our contracts and our recent acquisitions of SRS, MBI, ETG and EWA. As a percentage of revenues, cost of services decreased 0.1% to 83.7% for the year ended December 31, 2008 as compared to 83.8% for the same period in 2007. Direct labor costs, which include applicable fringe benefits and overhead, increased by $126.9 million primarily due to the recent acquisitions and growth in staff supporting global logistics and supply chain management. As a percentage of revenues, direct labor costs decreased 2.5% to 38.5% for the year ended December 31, 2008 compared to 41.0% for the same period in 2007. The decrease in direct labor as a percentage of revenues is primarily due to an increase in other direct costs in relation to revenues. Other direct costs, which include subcontractors and third party equipment and materials used in the performance of our contracts, increased by 36.1% over the same period in 2007. The increase in other direct costs was primarily due to an increase in purchases of equipment and materials on our contracts for installation and repair of systems designed to counter or clear mines and IEDs, as noted above, as well as our recent acquisitions. As a percentage of revenues, other direct costs increased from 42.9% for the year ended December 31, 2007 to 45.2% for the same period in 2008.

General and administrative expenses

General and administrative expenses increased 26.7% to $152.3 million for the year ended December 31, 2008, compared to $120.2 million for the same period in 2007. The increase in expense resulted primarily from the recent acquisitions of SRS, MBI, ETG and EWA and increased spending to support the growth of our business. As a percentage of revenues, general and administrative expenses decreased to 8.1% from 8.3% for the year ended December 31, 2008 and 2007, respectively. The reduction as a percentage of revenues was largely due to the leveraging of our administrative expenses over a larger revenue base.

Interest expense

Interest expense decreased $1.1 million to $4.0 million for the year ended December 31, 2008, compared to $5.1 million for the same period in 2007. The decrease in interest expense is due to a decline in interest rates, partially offset by an increase in our average outstanding debt balance. Our average outstanding debt balance for the year ended December 31, 2008 was $122.3 million as compared to $84.7 million for the year ended December 31, 2007. The interest rate we incur on our credit facility is impacted by changes in the Federal Funds Rate or London Interbank Offer Rate (LIBOR). Changes in these lending rates could lead to fluctuations in our interest expense in future periods. For additional information, see "Credit Agreement," below.

Interest income

Interest income decreased $0.5 million to $0.8 million for the year ended December 31, 2008, compared to $1.3 million for the same period in 2007. During the first four months of 2007, we did not have any outstanding borrowings. As a result we had cash on hand, which generated interest income during that period.

Provision for Income Taxes

The provision for income taxes increased $16.9 million to $59.7 million for the year ended December 31, 2008, compared to $42.8 million for the same period in 2007. Our effective income tax rates were 39.8% and 38.9% for the years ended 2008 and 2007 respectively. The higher tax rate in 2008 as compared to 2007 related primarily to the impact of non-deductible losses related to our Employee Supplemental Savings Plan. These were partially offset by research and development credits.

Loss from discontinued operations

On February 23, 2007, we sold our MSM subsidiary. Prior to that date, MSM was classified as held for sale in our consolidated balance sheets and discontinued operations, net of applicable income taxes in our consolidated statements of income. For additional information see "Discontinued Operations," below.

Gain on sale of discontinued operation

On February 23, 2007, we sold MSM to MSM Security Services Holdings, LLC (an entity that is solely owned by George J. Pedersen, our Chairman and CEO) for $3.0 million in cash. We recorded a $0.3 million net gain on the transaction. For additional information see "Discontinued Operations," below.

Net income

Net income increased 34.3% to $90.3 million for the year ended December 31, 2008, compared to $67.2 million for the same period in 2007. The increase is a result of higher revenue and improved margins primarily driven by the leveraging of our administrative expenses over a larger revenue base. Our effective tax rates for the years ended December 31, 2008 and 2007 were 39.8% and 38.9%, respectively.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Consolidated Statements of Income

The following table sets forth certain items from our consolidated statements of income and the relative percentages that certain items of expense and earnings bear to revenue as well as the year-over-year change from December 31, 2006 to December 31, 2007.

	Years Ended December 31,				Year-to-Year Change	
	2007	2006	2007	2006	2006 to 2007	
	Dollars		Percentages		Dollars	Percent
	(in thousands)					
REVENUE	$1,448,098	$1,137,178	100.0%	100.0%	$310,920	27.3%
Cost of services	1,214,150	944,150	83.8%	83.0%	270,000	28.6%
General and administrative expenses	120,244	102,378	8.3%	9.0%	17,866	17.5%
OPERATING INCOME	113,704	90,650	7.9%	8.0%	23,054	25.4%
Gain on disposal of operations	—	955	0.0%	0.1%	(955)	-100.0%
Interest expense	(5,103)	(2,375)	0.4%	0.2%	(2,728)	114.9%
Interest income	1,261	809	0.1%	0.1%	452	55.9%
Other income (expense), net	263	382	0.0%	0.0%	(119)	-31.2%
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	110,125	90,421	7.6%	8.0%	19,704	21.8%
Provision for income taxes	(42,798)	(34,825)	3.0%	3.1%	(7,973)	22.9%
INCOME FROM CONTINUING OPERATIONS	67,327	55,596	4.6%	4.9%	11,731	21.1%
Loss from discontinued operations, net of taxes	(458)	(4,895)	0.0%	0.4%	4,437	-90.6%
Gain on sale of discontinued operation, net of taxes (sold to CEO)	338	—	0.0%	0.0%	338	100.0%
NET INCOME	$ 67,207	$ 50,701	4.6%	4.5%	$ 16,506	32.6%

Revenues

Revenues increased 27.3% to $1.45 billion for the year ended December 31, 2007, compared to $1.14 billion for the same period in 2006. The acquisition of SRS in May 2007 added $139.1 million to our revenues for the year ended December 31, 2007. Additionally, the increase is attributable to countermine/counter IED support in Iraq and Afghanistan. One contract for the installation and repair of systems designed for countermine programs and counter IED's accounted for $209.2 million and $102.4 million of revenues for the years ended December 31, 2007 and 2006, respectively. There were increases on other programs related to the global war on terrorism. We also experienced growth on U.S. based support contracts. GRS, acquired during the fourth quarter of 2006, contributed $13.9 million to our revenues for the year ended December 31, 2007. The MBI acquisition on December 18, 2007 had an insignificant impact to our 2007 revenue.

Cost of services

Cost of services increased 28.6% to $1.21 billion for the year ended December 31, 2007, compared to $944.2 million for the same period in 2006. The increase is related to the increase in revenues for the period. As a percentage of revenues, cost of services increased 0.8% to 83.8% for the year ended December 31, 2007 compared to 83.0% for the same period in 2006. This increase was due to larger purchases of equipment and materials directly for contracts and increased use of subcontractors in support of our contracts. The increase in other direct costs resulted in lower income from continuing operations primarily due to generally lower profit margins on purchases of equipment and materials. Direct labor costs, which include applicable fringe benefits and overhead, increased by 17.1% due to the acquisition of SRS and the growth of our work force. As a percentage of revenues, direct labor costs decreased 3.6% to 41.0% for the year ended December 31, 2007 compared to 44.6% for the same period in 2006 due to the significant growth in other direct cost. Other direct costs increased by 41.9% over the same period in 2006, from $437.4 million to $620.7 million. The increase in other direct costs is due to the increase in purchases of equipment and materials and increased use of subcontractors as noted above. As a percentage of revenues, other direct costs increased from 38.5% for the year ended December 31, 2006 to 42.9% for the same period in 2007.

General and administrative

General and administrative expenses increased 17.5% to $120.2 million for the year ended December 31, 2007, compared to $102.4 million for the same period in 2006. The increase in expense during the year resulted primarily from the acquisition and integration of SRS, increased bid and proposal spending, a net realizable value adjustment related to an intangible asset of a previous acquisition and share-based compensation. In addition, amortization of intangibles increased due to our acquisition of SRS in May 2007 as well as our acquisition of GRS in October 2006. As a percentage of revenues, general and administrative expenses decreased to 8.3% from 9.0% for the years ended December 31, 2007 and 2006, respectively. The reduction as a percentage of revenues was due largely to a management cost cutting initiative in 2007 and leveraging our administrative expenses over a larger revenue base. For the years ended December 31, 2007 and 2006, we recognized $6.7 million and $5.8 million in share-based compensation expense under SFAS 123(R), respectively.

Gain on disposal of operations

There were no gains on disposal of operations in 2007. In October 31, 2006, we sold assets related to our NetWitness® business to the NetWitness Acquisition Corporation, an unrelated third party. We recorded a $1.0 million pre-tax gain in 2006 on the transaction. For additional information see "Gain on Disposal of Operations and Equity Method Investment," below.

Interest expense

Interest expense increased to $5.1 million for the year ended December 31, 2007, compared with $2.4 million for the same period in 2006. For the year ended December 31, 2007, we had an average debt balance of $84.7 million, compared to $28.4 million for the same period in 2006. The increase in our average debt balance in 2007 was primarily driven by increased borrowings to fund the acquisitions of SRS and MBI. In 2006, we had paid off all borrowings under a previous credit facility, which had been used to finance the acquisition of Gray Hawk Systems in 2005.

Interest income

Interest income increased to $1.3 million for the year ended December 31, 2007, compared to $0.8 million for the same period in 2006. The fluctuation is due to increased cash on hand for almost half of the year ended December 31, 2007, collection of interest on an old receivable and an income tax refund. As we used a combination of cash on hand and our new credit facility to finance the acquisition of SRS in May 2007 and MBI in December 2007, our cash balance was reduced significantly during the second half of 2007.

Loss from discontinued operations

On February 23, 2007, we sold our MSM subsidiary. Prior to that date, MSM was classified as held for sale in our consolidated balance sheets and discontinued operations, net of applicable income taxes in our consolidated statements of income. Loss from discontinued operations decreased to $0.5 million for the year ended December 31, 2007, compared with $4.9 million for the same period in 2006. The sale of MSM resulted in the reflection of only two months of MSM operations in 2007 versus a full year of MSM operations for the same period in 2006. For additional information see "Discontinued Operations," below.

Gain on sale of discontinued operation

On February 23, 2007, we sold MSM to MSM Security Services Holdings, LLC (an entity that is solely owned by George J. Pedersen, our Chairman and CEO) for $3.0 million in cash. We recorded a $0.3 million net gain on the transaction. For additional information see "Discontinued Operations," below.

Net income

Net income increased 32.6% to $67.2 million for the year ended December 31, 2007, compared to $50.7 million for the same period in 2006. The increase is a result of higher revenue, increased income from continuing operations and a reduced net loss on discontinued operations of $0.5 million in 2007 versus a loss of $4.9 million for the same period in 2006. Our effective tax rates for the years ended December, 31 2007 and 2006 were 38.9% and 38.5%, respectively.

Backlog

For the years ended 2008, 2007 and 2006 our backlog was $4.0 billion, $3.2 billion and $2.9 billion, respectively, of which $1.2 billion, $758 million and $622 million, respectively, was funded backlog. Backlog represents estimates that we calculate on a consistent basis. At December 31, 2008, ETG and EWA contributed approximately $28 million in backlog combined. We estimate that approximately 35% to 45% of our total backlog will be recognized as revenues prior to December 31, 2009.

Effects of Inflation

Inflation and uncertainties in the macroeconomic environment, such as conditions in the financial markets could impact our labor rates beyond the predetermined escalation factors. However, we generally have been able to price our contracts in a manner to accommodate the rates of inflation experienced in recent years. Under our time and materials contracts, labor rates are usually adjusted annually by predetermined escalation factors. Our cost reimbursable contracts automatically adjust for changes in cost. Under our fixed-price contracts, we include a predetermined escalation factor, but generally, we have not been adversely affected by near-term inflation. Purchases of equipments and materials directly for contracts are usually cost reimbursable.

In addition, inflation or inflationary concerns could prompt the Federal Reserve to begin increasing the Federal Funds Rate. As one of the borrowing rates in our credit facility is tied to the Federal Funds Rate, increases in this rate, given similar levels of debt, could lead to higher interest expense. However, the Federal Reserve recently cut this rate because the pace of U.S. economic activity has slowed and inflation is expected to moderate as a result of lower energy and commodities prices.

Liquidity and Capital Resources

Our primary liquidity needs are the financing of acquisitions, working capital and capital expenditures. Our primary source of liquidity is cash provided by operations and our revolving credit facility. On April 30, 2007, we executed a Credit Agreement with a syndicate of lenders led by Bank of America N.A., as administrative agent. The Credit Agreement initially provides for up to $300.0 million in available borrowings. See "Credit Agreement" below for additional information. At December 31, 2008, we had $44.1 million outstanding under our credit facility and we were contingently liable under letters of credit totaling $0.7 million, which reduces our ability to borrow under our credit facility. The maximum available borrowing under our credit facility at December 31, 2008 was $255.2 million. Generally, cash provided by operating activities is adequate to fund our operations. Due to fluctuations in our cash flows and the growth in our operations, it is necessary from time-to-time to increase borrowings under our credit facility to meet cash demands. In the future, we may borrow greater amounts in order to finance acquisitions or new contract start ups. The interest rates we pay under our credit facility are based on market rates that are at historic lows. We anticipate that this rate will increase in the future, however we cannot predict the timing of such increase.

The U.S. and worldwide capital and credit markets have recently experienced significant price volatility, dislocations and liquidity disruptions. Continued uncertainty in the capital and credit markets may negatively impact our business, including our ability to access financing at reasonable terms, which may negatively affect our ability to make future acquisitions. A prolonged downturn in the financial markets may cause us to seek alternative sources of potentially less attractive financing.

Cash flows from operating activities

	Year Ended December 31,		
(in thousands)	**2008**	**2007**	**2006**
Net cash flow from operating activities of continuing operations:	$127,266	$64,886	$90,873
Net cash flow from discontinued operations:	—	(1,562)	(6,517)
Net cash flow from operating activities:	$127,266	$63,324	$84,356

Our operating cash flow is primarily affected by the overall profitability of our contracts, our ability to invoice and collect from our clients in a timely manner and our ability to manage our vendor payments. We bill most of our clients and prime contractors monthly after services are rendered. Increased cash flow from operations in 2008 as compared to 2007 was also favorably impacted by the timing of vendor and other direct cost payments, which were paid shortly after our fiscal year end. The reduced cash inflow from operations in 2007 as compared to 2006 was the result of a significant collection of receivables in 2006 under a management collection initiative. The reduced cash outflow from discontinued operations in 2007 compared to 2006 is due to the sale of MSM on February 23, 2007.

Cash flows from investing activities

	Year Ended December 31,		
(in thousands)	**2008**	**2007**	**2006**
Net investing cash flow from continuing operations:	$(39,162)	$(278,286)	$(25,244)
Net investing cash flow from discontinued operations:	—	3,000	(465)
Net cash flow from investing activities:	$(39,162)	$(275,286)	$(25,709)

Our cash flow used in investing activities consists primarily of capital expenditures and business acquisitions offset by disposals of operations. Cash outflows in 2008 were primarily from our acquisition of ETG on August 29, 2008 for $25.1 million, net of cash acquired, our acquisition of EWA on November 28, 2008 for $12.3 million, net of cash acquired and purchases of equipment and software for internal use. Cash outflows in 2007 were primarily from our acquisition of SRS on May 7, 2007 for $199.1 million, net of cash acquired, our acquisition of MBI on December 18, 2007 for $78.9 million, net of cash acquired and purchases of equipment and software for internal use. These were partially offset by the sale of office buildings and land for $1.8 million that we acquired in 2005. We had a cash inflow from discontinued operations of $3.0 million due to the sale of our MSM subsidiary. For more information see "Discontinued Operations," below. Cash flow from investing activities could fluctuate significantly in the future with the execution of our acquisition strategy.

Cash flows from financing activities

	Year Ended December 31,		
(in thousands)	**2008**	**2007**	**2006**
Net cash flow from financing activities:	$(91,777)	$178,500	$(22,815)

Cash used in financing activities during 2008 resulted primarily from paying down our credit facility with cash from operations, this was slightly offset by borrowings under our credit facility to finance our acquisitions of EWA and ETG; and proceeds from the exercise of stock options. We intend to pay down the remaining balance on our Credit Facility during fiscal year 2009. In addition, we acquired treasury stock with a cost of $9.1 million related to the distribution of a supplemental executive retirement plan (GJP SERP) for our Chairman and CEO (for additional information see Note 10 in our consolidated financial statements). The cash outflow for the acquisition of treasury stock was offset by the excess tax benefits generated by stock option exercises and the GJP SERP transaction.

Cash provided by financing activities in 2007 resulted primarily from the use of our credit facility to support the acquisitions of SRS and MBI and proceeds from the exercise of stock options. In the second quarter of 2007, we refinanced our credit facility to support future acquisitions and liquidity requirements.

Credit Agreement

On April 30, 2007, we terminated our $125.0 million credit facility with a syndicate of lenders led by Citizens Bank of Pennsylvania, as administrative agent, and executed a credit facility with a syndicate of lenders led by Bank of America, N.A, as administrative agent. The Credit Agreement provides for a $300.0 million revolving credit facility, with a $25.0 million letter of credit sublimit and a $30.0 million swing line loan sublimit. The Credit Agreement also contains an accordion feature that permits the Company to arrange with the lenders for them to provide up to $100.0 million in additional commitments. The maturity date for the Credit Agreement is April 30, 2012.

Borrowings under the Credit Agreement are collateralized by our assets and bear interest at one of the following rates as selected by the Company: a LIBOR-based rate plus market-rate spreads that are determined based on the Company's leverage ratio calculation (0.875% to 1.5%), or the lender's base rate, which is the lower of the Federal Funds Rate plus 0.5% or Bank of America's prime lending rate.

The terms of the Credit Agreement permit prepayment and termination of the loan commitments at any time, subject to certain conditions. The Credit Agreement requires the Company to comply with specified financial covenants, including the maintenance of a certain leverage ratio and fixed charge coverage ratio. The Credit Agreement also contains various covenants, including affirmative covenants with respect to certain reporting requirements and maintaining certain business activities, and negative covenants that, among other things, may limit our ability to incur liens, incur additional indebtedness, make investments, make acquisitions, pay cash dividends and undertake certain additional actions. As of December 31, 2008, we were in compliance with our financial covenants under the Credit Agreement.

We believe the capital resources available to us under our credit agreement and cash from our operations are adequate to fund our ongoing operations and to support the internal growth we expect to achieve for at least the next twelve months. We anticipate financing our external growth from acquisitions and our longer-term internal growth through one or more of the following sources: cash from operations; additional borrowing; issuance of equity; use of the existing revolving facility; or a refinancing of our credit facility. At December 31, 2008, we had $44.1 million outstanding under our credit facility.

Off-Balance Sheet Arrangements

None.

Contractual Obligations

Our contractual obligations as of December 31, 2008 are as follows (in thousands):

	Payments Due By Period				
Contractual Obligations	**Total**	**Less than 1 Year**	**1-3 Years**	**3-5 Years**	**More than 5 Years**
Debt obligations (1)	$ 44,100	$44,100	$ —	$ —	$ —
Operating lease obligations (2)	118,738	22,989	41,719	28,348	25,682
Other long-term liabilities (3)	7,769	—	4,049	2,769	951
Accrued defined benefit obligations (4)	1,730	171	331	328	900
Total	$172,337	$67,260	$46,099	$31,445	$27,533

(1) See Note 8 to our consolidated financial statements in Item 8 for additional information regarding debt and related matters. The amounts in the table above represents the periods in which we estimate the debt obligation to be repaid. However, the borrowings are due on the maturity date of the credit agreement, April 30, 2012.

(2) Operating lease obligations have been reduced for the related amount disclosed in other long-term liabilities as deferred rent (see below). See Note 9 to our consolidated financial statements in Item 8 for additional information regarding operating leases.

(3) Other long-term liabilities at December 31, 2008 included approximately $6.0 million of deferred rent liabilities resulting from recording rent expenses on a straight-line basis over the life of the respective lease in accordance with SFAS 13, *Accounting for Leases*, and Financial Accounting Standards Board (FASB) Technical Bulletin No. 85-3, *Accounting for Operating Leases with Scheduled Rent Increases*. Also included in other long-term liabilities is a gross unrecognized tax benefit liability of $1.5 million resulting from the adoption of FASB Interpretation No. (FIN) 48, *Accounting for Uncertainty in Income Taxes An Interpretation of FASB Statement No. 109*, or FIN 48, in January 2007.

(4) Accrued defined benefit obligation includes approximately $1.7 million of unfunded pension obligations related to nonqualified supplemental defined benefit pension plans for certain retired employees of an acquired company. The amounts above are subject to change based on actuarial as well as the vital status of participants. This obligation is included in the accrued retirement amount on our consolidated balance sheets. In addition, the accrued retirement amount on our consolidated balance sheets includes amounts for one non-qualified deferred compensation plan for certain highly compensated employees. The funds deferred by the employees are invested and these investment assets are maintained in rabbi trusts. The rabbi trusts' assets are reflected in the Employee Supplemental Savings Plan Assets on our consolidated balance sheet. Because these liabilities will be satisfied by assets held in rabbi trusts, the amounts have been excluded from the above table.

Gain on Disposal of Operations and Equity Method Investment

On October 31, 2006, we sold assets related to our NetWitness® operation to NetWitness Acquisition Corporation, an unrelated third party, for $2.0 million in cash and an equity stake in the new company of less than 5%. The sale of NetWitness® included $1.0 million in goodwill and a fully amortized intangible asset with a cost basis of $0.4 million. We recorded a pre-tax gain of approximately $1.0 million on the transaction. We continue to provide NetWitness® product and services to various federal government agencies through subcontracts with NetWitness Acquisition Corporation.

Discontinued Operations

In February 2005, we reached a final corporate determination to exit the personnel security investigation services business and discontinue operations at our MSM subsidiary. We reached the determination to sell our MSM subsidiary after we concluded that the MSM business no longer furthered our long-term strategic objectives.

On February 23, 2007, we sold MSM to MSM Security Services Holdings, LLC for $3.0 million in cash. The sale resulted in a pre-tax gain of $0.6 million in the first quarter of 2007. MSM Security Services Holdings, LLC is solely owned by George J. Pedersen, our Chairman and CEO. Mr. Pedersen presented an offer to our Board of Directors to purchase our MSM subsidiary. Mr. Pedersen's offer exceeded the value of any other definitive offers extended to the Company.

After Mr. Pedersen presented a formal offer to the Company to purchase our MSM subsidiary, the Board of Directors formed a special committee comprised solely of independent directors to review, evaluate and determine the advisability of the transaction. The special committee retained the services of independent legal counsel and independent financial advisor to advise the special committee and assist it in connection with its duties. The special committee received a fairness opinion from the independent financial advisor. The special committee of the Board of Directors considered the opinions received from its advisors and unanimously recommended approval of the transaction to the independent members of the Board of Directors and the transaction was approved by our independent directors.

Our consolidated financial statements and related note disclosures reflect our ManTech MSM Security Services, Inc. subsidiary as long-lived assets to be disposed of by sale for all periods presented in accordance with SFAS 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. As such, MSM was classified as held for sale in our consolidated balance sheets and discontinued operations, net of applicable income taxes in our consolidated statements of income.

Critical Accounting Estimates and Policies

Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and potentially result in materially different results under different assumptions and conditions. Application of these policies is particularly important to the portrayal of our financial condition and results of operations. The discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these consolidated financial statements requires management to make estimates and judgments that affect the reported amount of assets, liabilities, revenues and expenses. Actual results may differ from these estimates under different assumptions or conditions. Our significant accounting policies, including the critical policies listed below, are more fully described in the notes to our consolidated financial statements included in this report.

Revenue Recognition and Cost Estimation

We recognize revenue when persuasive evidence of an arrangement exists, services have been rendered, the contract price is fixed or determinable and collectability is reasonably assured. We have a standard internal process that we use to determine whether all required criteria for revenue recognition have been met.

Our revenues consist primarily of services provided by our employees and the pass through of costs for materials and subcontract efforts under contracts with our customers. Cost of services consists primarily of compensation expenses for program personnel, the fringe benefits associated with this compensation and other direct expenses incurred to complete programs, including cost of materials and subcontract efforts.

We derive the majority of our revenue from cost-plus-fixed-fee, cost-plus-award-fee, firm-fixed-price or time-and-materials contracts. Revenues for cost reimbursable contracts are recorded as reimbursable costs are incurred, including an estimated share of the applicable contractual fees earned. For performance-based fees under cost reimbursable contracts, that are subject to the provisions of American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) No. 81-1, *Accounting for Performance of Construction-Type and Certain Production-Type Contract*, or SOP 81-1, we recognize the relevant portion of the expected fee to be awarded by the client at the time such fee can be reasonably estimated, based on factors such as our prior award experience and communications with the client regarding performance. For cost reimbursable contracts with performance-based fee incentives that are subject to the provisions of SEC Topic 13, we recognize the relevant portion of the fee upon customer approval. For time-and-material contracts, revenue is recognized to the extent of billable rates times hours delivered plus material and other reimbursable costs incurred. For long-term fixed-price production contracts, revenue is recognized at a rate per unit as the units are delivered or by other methods to measure services provided. Revenue from other long-term fixed-price contracts is recognized ratably over the contract period or by other appropriate methods to measure services provided. Contract costs are expensed as incurred except for certain limited long-term contracts noted below. For long-term contracts, specifically described in the scope section of SOP 81-1 or other appropriate accounting literature, we apply the percentage of completion method. Under the percentage of completion method, income is recognized at a consistent profit margin over the period of performance based on estimated profit margins at completion of the contract. This method of accounting requires estimating the total revenues and total contract cost at completion of the contract. During the performance of long-term contracts, these estimates are periodically reviewed and revisions are made as required. The impact on revenue and contract profit as a result of these revisions is included in the periods in which the revisions are made. This method can result in the deferral of costs or the deferral of profit on these contracts. Because we assume the risk of performing a fixed-price contract at a set price, the failure to accurately estimate ultimate costs or to control costs during performance of the work could result, and in some instances has resulted, in reduced profits or losses for such contracts. Estimated losses on contracts at completion are recognized when identified. In certain circumstances, revenues are recognized when contract amendments have not been finalized.

Accounting for Business Combinations and Goodwill

The purchase price of an acquired business is allocated to the tangible assets, financial assets and separately recognized intangible assets acquired less liabilities assumed based upon their respective fair values, with the excess recorded as goodwill. Such fair value assessments require judgments and estimates that can be affected by contract performance and other factors over time, which may cause final amounts to differ materially from original estimates.

We review goodwill at least annually for impairment. We have elected to perform this review annually during the second quarter of each calendar year and no adjustments were necessary for our continuing operations.

Due to the many variables inherent in the estimation of a reporting unit's fair value and the relative size of the Company's recorded goodwill, differences in assumptions may have a material effect on the results of the Company's impairment analysis.

Recent Accounting Pronouncements

In December 2007, the FASB issued SFAS 141(R), *Business Combinations*. The new standard moves closer to a fair value model by requiring the acquirer to measure all assets acquired and all liabilities assumed at their respective fair values at the date of acquisition, including the measurement of noncontrolling interests at fair value. SFAS 141(R) also establishes principles and requirements as to how the acquirer recognizes and measures goodwill acquired in a business combination or a gain from a bargain purchase and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. In addition, SFAS 141(R) significantly changes the accounting for business combinations in a number of areas, including the treatment of contingent consideration, preacquisition contingencies, in-process research and development, restructuring costs and requires the expensing of acquisition-related costs as incurred. The effective date of SFAS 141(R) is for fiscal years beginning after December 15, 2008. For transactions consummated after the effective date of SFAS 141(R), prospective application of the new standard is applied. For business combinations consummated prior to the effective date of SFAS 141(R), the guidance in SFAS 141, *Business Combinations*, is applied. The adoption of SFAS 141(R) is not expected to have a material impact on our consolidated financial statements.

In December 2007, the FASB issued SFAS 160, *Noncontrolling Interests in Consolidated Financial Statements,* which amends Accounting Research Bulletin No. 51, *Consolidated Financial Statements*, and provides accounting and reporting standards for the noncontrolling interest in a subsidiary, commonly referred to as minority interest, and for the deconsolidation of a subsidiary. The new standard requires noncontrolling interests to be presented separately within equity in the consolidated statement of financial position. Consolidated net income attributable to the parent and noncontrolling interests will be clearly identified and presented on the face of the statement of operations. When a change in control of a subsidiary occurs it will either be accounted for as an equity transaction when control is maintained or a gain or loss will be recognized when control is not maintained. The remaining noncontrolling interest will be remeasured to fair value when control is lost. SFAS 160 requires that the noncontrolling interest continue to be attributed its share of losses and thus is no longer limited to the original carrying amount of the noncontrolling interest. This may result in a negative carrying balance.

The effective date of SFAS 160 is for fiscal years beginning after December 15, 2008. SFAS 160 will be applied prospectively as of the beginning of the year in which SFAS 160 is adopted except for presentation and disclosure requirements, which will be applied retrospectively for all periods presented. We do not expect the adoption of SFAS 160 to have a material impact on our consolidated financial statements.

On April 25, 2008, the FASB issued FSP No. FAS 142-3, *Determination of the Useful Life of Intangible Assets*, or FSP 142-3. FSP 142-3 addresses determining the useful life of an intangible asset when the intangible asset has renewal or extension options. FSP 142-3 amends SFAS 142, *Goodwill and Other Intangible Assets*, which explains the useful life assessment criteria in regards to developing assumptions about renewal or extension options to allow entities to consider its own historical experience in renewing or extending similar arrangements adjusted for entity-specific factors. SFAS 142 requires entities to determine whether the renewal or extension can be accomplished without substantial cost or material modifications of the existing terms and conditions in connection with the asset. FSP 142-3 removes the criteria to consider whether an intangible asset can be renewed without substantial cost or material modification. The guidance in FSP 142-3 applies prospectively to intangible assets acquired after December 15, 2008, the effective date of FSP 142-3. The new disclosure requirements of FSP 142-3 apply to all intangible assets recognized as of and subsequent to December 15, 2008. We do not believe the adoption of FSP 142-3 will have a material impact on our consolidated financial statements.

In May 2008, the FASB issued SFAS 162, *The Hierarchy of Generally Accepted Accounting Principles,* which establishes the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements that are presented in conformity with generally accepted accounting principles (GAAP). The current GAAP hierarchy is set forth in AICPA Statement on Auditing Standards No. 69, *The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles*. In issuing SFAS 162, the GAAP hierarchy now resides in accounting literature established by the FASB versus the AICPA. The adoption of SFAS 162 will not impact our current practice of preparing financial statements in conformity with GAAP.

In December 2008, the FASB issued FSP FAS 140-4 and FIN 46(R)-8, *Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities*, which amends SFAS 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*, to require public entities to provide additional disclosures about transfers of financial assets. It also amends FIN 46(R), *Consolidation of Variable Interest Entities*, to require public enterprises to provide additional disclosures about their involvement with variable interest entities. FSP FAS 140-1 and FIN 46(R)-8 requires certain disclosures to be provided by a public enterprise that is (a) a sponsor of a qualifying Special Purpose Entity (SPE) that holds a variable interest in the qualifying SPE but was not the transferor (nontransferor) of financial assets to the qualifying SPE and (b) a servicer of a qualifying SPE that holds a significant variable interest in the qualifying SPE but was not the transferor (nontransferor) of financial assets to the qualifying SPE. FSP FAS 140-4 and FIN 46(R)-8 is effective for the first reporting period ending after December 15, 2008 and will apply to each annual and interim reporting period thereafter. The adoption of FSP FAS 140-4 and FIN 46(R)-8 is not expected to have a material impact on our financial statements.

In June 2008 the FASB issued FSP EITF 03-6-1, *Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities*. FSP EITF 03-6-1 addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing earnings per share under the two-class method of SFAS 128, *Earnings per Share*. FSP EITF 03-6-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008 and interim periods within those years. All prior-period earnings per share data presented will be adjusted retrospectively (including interim financial statements, summaries of earnings and selected financial data) to conform to the provisions of FSP EITF 03-6-1. Early application is not permitted. We are currently assessing the impact that this potential change would have on our financial statements.

In November 2008, the SEC issued for comment a proposed roadmap regarding the potential use by U.S. issuers of financial statements prepared in accordance with International Financial Reporting Standards (IFRS). IFRS is a comprehensive series of accounting standards published by the International Accounting Standards Board (IASB). Under the proposed roadmap, we could be required in fiscal 2014 to prepare financial statements in accordance with IFRS. The SEC will make a determination in 2011 regarding the mandatory adoption of IFRS. We are currently assessing the impact that this potential change would have on our consolidated financial statements and we will continue to monitor the development of the potential implementation of IFRS.

Item 7A. *Quantitative and Qualitative Disclosures about Market Risk*

Our exposure to market risk relates to changes in interest rates for borrowings under our revolving credit facility. At December 31, 2008, we had $44.1 million outstanding on our revolving credit facility. Borrowings under our revolving credit facility bear interest at variable rates. A hypothetical 10% increase in interest rates would have increased our annual interest expense for the year ended December 31, 2008 by less than $0.3 million.

We do not use derivative financial instruments for speculative or trading purposes. When we have excess cash, we invest in short-term, investment grade, interest-bearing securities. Our investments are made in accordance with an investment policy. Under this policy, no investment securities can have maturities exceeding six months and the weighted average maturity of the portfolio cannot exceed 60 days.

Item 8. ***Financial Statements and Supplementary Data***

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON THE CONSOLIDATED FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE

To the Board of Directors and Stockholders of ManTech International Corporation
Fairfax, Virginia

We have audited the accompanying consolidated balance sheets of ManTech International Corporation and subsidiaries (the "Company") as of December 31, 2008 and 2007, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2008. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of ManTech International Corporation and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 12 to the consolidated financial statements, the Company adopted, effective January 1, 2007, a new accounting standard for accounting for uncertain income tax positions.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2008, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 27, 2009 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

McLean, Virginia
February 27, 2009

MANTECH INTERNATIONAL CORPORATION

CONSOLIDATED BALANCE SHEETS
(Dollars in Thousands, Except Share Amounts)

	December 31, 2008	December 31, 2007
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 4,375	$ 8,048
Receivables—net	407,248	337,467
Prepaid expenses and other	14,200	19,104
Total Current Assets	425,823	364,619
Property and equipment—net	16,563	14,170
Goodwill	479,516	451,832
Other intangibles—net	78,710	82,976
Employee supplemental savings plan assets	14,771	17,999
Other assets	6,329	5,907
TOTAL ASSETS	$1,021,712	$937,503
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Current portion of debt	$ 44,100	$126,000
Accounts payable and accrued expenses	157,407	100,447
Accrued salaries and related expenses	75,121	61,429
Billings in excess of revenue earned	8,451	8,334
Total Current Liabilities	285,079	296,210
Debt—net of current portion	—	39,000
Accrued retirement	15,930	18,973
Other long-term liabilities	7,769	7,848
Deferred income taxes—non-current	32,398	24,167
TOTAL LIABILITIES	341,176	386,198
COMMITMENTS AND CONTINGENCIES	—	—
STOCKHOLDERS' EQUITY:		
Common stock, Class A—$0.01 par value; 150,000,000 shares authorized; 21,765,004 and 20,474,379 shares issued at December 31, 2008 and 2007; 21,521,964 and 20,231,339 shares outstanding at December 31, 2008 and 2007	218	205
Common stock, Class B—$0.01 par value; 50,000,000 shares authorized; 13,958,345 and 14,279,813 shares issued and outstanding at December 31, 2008 and 2007	140	143
Additional paid-in capital	336,454	297,827
Treasury stock, 243,040 shares at cost at December 31, 2008 and 2007	(9,114)	(9,114)
Retained earnings	352,978	262,686
Accumulated other comprehensive loss	(140)	(147)
Unearned Employee Stock Ownership Plan shares	—	(295)
TOTAL STOCKHOLDERS' EQUITY	680,536	551,305
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,021,712	$937,503

See notes to consolidated financial statements.

MANTECH INTERNATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF INCOME
(In Thousands Except Per Share Amounts)

	Year Ended December 31,		
	2008	2007	2006
REVENUES	$1,870,879	$1,448,098	$1,137,178
Cost of services	1,565,198	1,214,150	944,150
General and administrative expenses	152,323	120,244	102,378
OPERATING INCOME	153,358	113,704	90,650
Gain on disposal of operations	—	—	955
Interest expense	(3,978)	(5,103)	(2,375)
Interest income	812	1,261	809
Other (expense) income, net	(233)	263	382
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	149,959	110,125	90,421
Provision for income taxes	(59,667)	(42,798)	(34,825)
INCOME FROM CONTINUING OPERATIONS	90,292	67,327	55,596
(Loss) from operations of discontinued component, net of taxes	—	(458)	(4,895)
Gain on sale of discontinued operation, net of taxes (sold to CEO)	—	338	—
(Loss) from discontinued operations, net of taxes	—	(120)	(4,895)
NET INCOME	$ 90,292	$ 67,207	$ 50,701
BASIC EARNINGS (LOSS) PER SHARE:			
Class A common stock			
Income from continuing operations	$ 2.58	$ 1.97	$ 1.66
(Loss) from discontinued operations, net of taxes	—	—	(0.15)
Class A basic earnings per share	$ 2.58	$ 1.97	$ 1.51
Weighted average common shares outstanding	20,982	19,683	18,450
Class B common stock			
Income from continuing operations	$ 2.58	$ 1.97	$ 1.66
(Loss) from discontinued operations, net of taxes	—	—	(0.15)
Class B basic earnings per share	$ 2.58	$ 1.97	$ 1.51
Weighted average common shares outstanding	14,046	14,431	15,062
DILUTED EARNINGS (LOSS) PER SHARE:			
Class A common stock			
Income from continuing operations	$ 2.55	$ 1.95	$ 1.64
(Loss) from discontinued operations, net of taxes	—	—	(0.15)
Class A diluted earnings per share	$ 2.55	$ 1.95	$ 1.49
Weighted average common shares outstanding	21,413	20,102	18,893
Class B common stock			
Income from continuing operations	$ 2.55	$ 1.95	$ 1.64
(Loss) from discontinued operations, net of taxes	—	—	(0.15)
Class B diluted earnings per share	$ 2.55	$ 1.95	$ 1.49
Weighted average common shares outstanding	14,046	14,431	15,062

See notes to consolidated financial statements.

MANTECH INTERNATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In Thousands)

	Year Ended December 31,		
	2008	2007	2006
NET INCOME	$90,292	$67,207	$50,701
OTHER COMPREHENSIVE (LOSS) INCOME:			
Translation adjustments, net of tax	(29)	6	(15)
Actuarial gain (loss) on defined benefit pension plans, net of tax	36	(33)	—
Adoption of SFAS No. 158, net of tax	—	—	(93)
Total other comprehensive income (loss)	7	(27)	(108)
COMPREHENSIVE INCOME	$90,299	$67,180	$50,593

See notes to consolidated financial statements.

MANTECH INTERNATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(In Thousands)

	December 31, 2008	2007	2006
Common Stock, Class A			
At beginning of year	$ 205	$ 190	$ 180
Stock option exercises	10	7	8
Conversion Class B to Class A common stock	3	7	1
Contribution of Class A common stock to Employee Stock Ownership Plan (ESOP)	—	1	1
At end of year	218	205	190
Common Stock, Class B			
At beginning of year	143	150	151
Conversion Class B to Class A common stock	(3)	(7)	(1)
At end of year	140	143	150
Additional Paid-In Capital			
At beginning of year	297,827	263,409	233,360
Stock option exercises	22,667	13,068	16,781
Tax benefit from the exercise of stock options	6,834	2,696	4,362
Stock option expense	6,626	6,706	5,830
Tax benefit from distribution of shares held in grantor trust	—	8,581	—
Contribution of Class A common stock to ESOP	2,500	3,367	3,076
At end of year	336,454	297,827	263,409
Treasury Stock, at cost			
At beginning of year	(9,114)	—	—
Treasury stock acquired	—	(9,114)	—
At end of year	(9,114)	(9,114)	—
Retained Earnings			
At beginning of year	262,686	195,604	144,903
Net income	90,292	67,207	50,701
Adoption of FIN 48	—	(125)	—
At end of year	352,978	262,686	195,604
Accumulated Other Comprehensive (Loss) Income			
At beginning of year	(147)	(120)	(12)
Translation adjustments, net of tax	(29)	6	(15)
Actuarial loss on defined benefit pension plans, net of tax	36	(33)	—
Adoption of SFAS No. 158, net of tax	—	—	(93)
At end of year	(140)	(147)	(120)
Unearned ESOP Shares			
At beginning of year	(295)	(217)	—
(Increase) Decrease	295	(78)	(217)
At end of year	—	(295)	(217)
Deferred Compensation			
At beginning of year	—	640	640
Distribution of shares held in grantor trust	—	(640)	—
At end of year	—	—	640
Shares Held in Grantor Trust			
At beginning of year	—	(640)	(640)
Distribution of shares held in grantor trust	—	640	—
At end of year	—	—	(640)
Total Stockholders' Equity	$680,536	$551,305	$459,016

See notes to consolidated financial statements.

MANTECH INTERNATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands)

	Year Ended December 31,		
	2008	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 90,292	$ 67,207	$ 50,701
Adjustments to reconcile net income to net cash provided by operating activities:			
Loss from discontinued operations, net of tax	—	458	4,895
Gain on disposal of operations	—	—	(955)
Gain on sale of discontinued operation, net of tax	—	(338)	—
Unrealized loss (gain) on warrants	—	76	(543)
Stock-based compensation	6,626	6,706	5,830
Excess tax benefits from the exercise of stock options	(6,446)	(2,374)	(2,918)
Deferred income taxes	8,157	284	(1,271)
Depreciation and amortization	17,323	14,244	10,177
Change in assets and liabilities—net of effects from acquired and disposed businesses:			
Receivables-net	(62,513)	(45,275)	5,180
Prepaid expenses and other	(223)	5,498	(4,271)
Accounts payable and accrued expenses	59,888	16,350	17,950
Accrued salaries and related expenses	11,768	(143)	4,777
Billings in excess of revenue earned	85	(158)	(1,328)
Accrued retirement	(3,043)	2,120	3,546
Other	5,352	231	(897)
Net cash flow from operating activities of continuing operations	127,266	64,886	90,873
Net cash flow from discontinued operations	—	(1,562)	(6,517)
Net cash flow from operating activities	127,266	63,324	84,356
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of property and equipment	(5,050)	(2,721)	(5,160)
Proceeds from the sale of property and equipment	—	1,828	6
Investment in capitalized software for internal use	(2,742)	(2,113)	(2,245)
Proceeds from note receivable	5,126	—	—
Exercise of GSE warrants	—	(133)	—
Proceeds from sale of GSE shares	—	600	—
Acquisition of businesses, net of cash acquired	(36,496)	(275,747)	(19,845)
Proceeds from disposal of operations and equity method investment	—	—	2,000
Net investing cash flow from continuing operations	(39,162)	(278,286)	(25,244)
Net investing cash flow from discontinued operations	—	3,000	(465)
Net cash flow from investing activities	(39,162)	(275,286)	(25,709)

See notes to consolidated financial statements.

MANTECH INTERNATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)
(In Thousands)

	Year Ended December 31,		
	2008	2007	2006
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from exercise of stock options	$ 22,677	$ 13,075	$ 16,790
Excess tax benefits from the exercise of stock options	6,446	2,374	2,918
Excess tax benefit from distribution of shares held in grantor trust	—	8,581	—
Treasury stock acquired	—	(9,114)	—
Borrowing under line of credit, non-current	—	39,000	—
Net (decrease) increase in borrowing under lines of credit, net of associated origination fees	(120,900)	124,584	(42,402)
Repayment of notes payable	—	—	(121)
Net cash flow from financing activities	(91,777)	178,500	(22,815)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(3,673)	(33,462)	35,832
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	8,048	41,510	5,678
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 4,375	$ 8,048	$ 41,510
SUPPLEMENTAL CASH FLOW INFORMATION			
Noncash financing activities:			
Employee Stock Ownership Plan Contributions	$ 2,500	$ 3,290	$ 2,859

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2008, 2007 and 2006

1. Description of the Business

ManTech International Corporation (ManTech) is a leading provider of innovative technologies and solutions for mission-critical national security programs for the Intelligence Community; the departments of Defense, State, Homeland Security and Justice; the Space Community and other U.S. federal government customers. Our expertise includes systems engineering and integration; software services; enterprise architecture; information operations and computer forensics; information assurance and security architecture; intelligence operations and analysis support; cyber security; network and critical infrastructure protection; information technology; communications integration and engineering support; and global logistics and supply chain management. With approximately 7,900 highly qualified employees, we operate in the United States and approximately 40 countries worldwide.

2. Summary of Significant Accounting Policies

Principles of Consolidation—Our consolidated financial statements include the accounts of ManTech International Corporation, wholly-owned subsidiaries and other entities, which we control. Minority interest represents minority stockholders' proportionate share of the equity in one of our consolidated subsidiaries. Our share of affiliates' earnings (losses) that we do not control is included in our consolidated statements of income using the equity method. All inter-company accounts and transactions have been eliminated.

We determine whether we have a controlling financial interest in an entity by evaluating whether or not the entity is a variable interest entity (VIE) in accordance with Financial Accounting Standards Board (FASB) Interpretation No. (FIN) 46, *Consolidation of Variable Interest Entities* as revised, or FIN 46(R). VIEs are entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. We consolidate VIEs where ManTech is the primary beneficiary, generally defined as the enterprise that will absorb a majority of the expected losses or receive a majority of the expected residual returns of the entity, or both.

We had one entity that has been consolidated under FIN 46(R). The purpose of the entity is to perform on certain U.S. Navy contracts. The maximum amount of loss we are exposed to as of December 31, 2008 is not material to our consolidated financial statements.

Use of Accounting Estimates—We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates involve judgments with respect to, among other things, various future economic factors that are difficult to predict and are beyond the control of the Company. Therefore, actual amounts could differ from these estimates.

Revenue Recognition—We derive the majority of our revenue from cost-plus-fixed-fee, cost-plus-award-fee, firm-fixed-price or time-and-materials contracts. Revenues for cost reimbursable contracts are recorded as reimbursable costs are incurred, including an estimated share of the applicable contractual fees earned. For performance-based fees under cost reimbursable contracts, that are subject to the provisions of American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) No. 81-1, *Accounting for Performance of Construction-Type and Certain Production-Type Contracts*, or SOP 81-1, we recognize the relevant portion of the expected fee to be awarded by the client at the time such fee can be reasonably estimated, based on factors such as our prior award experience and communications with the client regarding performance. For cost reimbursable contracts with performance-based fee incentives that are subject to the provisions of

Securities and Exchange Commission (SEC) Topic 13, *Revenue Recognition*, we recognize the relevant portion of the fee upon customer approval. For time-and-material contracts, revenue is recognized to the extent of billable rates times hours delivered plus material and other reimbursable costs incurred. For long-term fixed-price production contracts, revenue is recognized at a rate per unit as the units are delivered or by other methods to measure services provided. Revenue from other long-term fixed-price contracts is recognized ratably over the contract period or by other appropriate methods to measure services provided. Contract costs are expensed as incurred except for certain limited long-term contracts noted below. For long-term contracts, specifically described in the scope section of SOP 81-1 or other appropriate accounting literature, we apply the percentage of completion method. Under the percentage of completion method, income is recognized at a consistent profit margin over the period of performance based on estimated profit margins at completion of the contract. This method of accounting requires estimating the total revenues and total contract cost at completion of the contract. During the performance of long-term contracts, these estimates are periodically reviewed and revisions are made as required. The impact on revenue and contract profit as a result of these revisions is included in the periods in which the revisions are made. This method can result in the deferral of costs or the deferral of profit on these contracts. Because we assume the risk of performing a fixed-price contract at a set price, the failure to accurately estimate ultimate costs or to control costs during performance of the work could result, and in some instances has resulted, in reduced profits or losses for such contracts. Estimated losses on contracts at completion are recognized when identified. In certain circumstances, revenues are recognized when contract amendments have not been finalized.

Cost of Services—Cost of services consists primarily of compensation expenses for program personnel, the fringe benefits associated with this compensation and other direct expenses incurred to complete programs, including cost of materials and subcontract efforts.

Cash and Cash Equivalents—For the purpose of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks and short-term investments with maturity dates of three months or less at the date of purchase. Due to the short maturity of cash equivalents, the carrying value on our consolidated balance sheets approximates fair value.

Property and Equipment—Property and equipment are recorded at original cost. Upon sale or retirement, the costs and related accumulated depreciation or amortization are eliminated from the respective accounts and any resulting gain or loss is included in income. Maintenance and repairs are charged to expense as incurred.

Depreciation and Amortization—Furniture and office equipment are depreciated using the straight-line method with estimated useful lives ranging from five to seven years. Leasehold improvements are amortized using the straight-line method over the term of the lease.

Inventory—Inventory is included in prepaid expenses and other in our consolidated balance sheets and is carried at the lower of cost or market. Cost is computed on a specific identification basis. There was no inventory valuation allowance at December 31, 2008 or December 31, 2007.

Goodwill and Other Intangibles—net—Goodwill represents the excess of cost over the fair value of net tangible and identifiable intangible assets of acquired companies. Contract rights and other intangibles are amortized primarily using the pattern of benefits method over periods ranging from three to twenty-five years.

We accounted for the cost of computer software developed or obtained for internal use in accordance with SOP 98-1, *Accounting for the Cost of Computer Software Developed or Obtained for Internal Use*. These capitalized software costs are included in other intangibles, net.

Software Development Costs—We account for software development costs related to software products for sale, lease or otherwise marketed in accordance with Statement of Financial Accounting Standards (SFAS)

No. 86, *Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed.* For projects fully funded by us, significant development costs are capitalized from the point of demonstrated technological feasibility until the point in time that the product is available for general release to customers. Once the product is available for general release, capitalized costs are amortized based on units sold or on a straight-line basis over a five-year period or other such shorter period as may be required. We recorded $1.0 million, $1.4 million and $1.1 million per year of amortization expense for the years ended December 31, 2008, 2007 and 2006, respectively. Amortization expense for the years ended December 31, 2008 and 2007 include write downs of an acquisition related intangible asset for internally developed software of $0.8 million and $0.9 million, respectively. The write downs were based on changes in the estimated net realizable value of the asset. Capitalized software costs included in other intangibles, net at December 31, 2008 and 2007, were $0.3 million and $1.2 million, respectively.

Impairment of Long-Lived Assets—Whenever events or changes in circumstances indicate that the carrying amount of long-lived assets may not be fully recoverable, we evaluate the probability that future undiscounted net cash flows, without interest charges, will be less than the carrying amount of the assets. If any impairment were indicated as a result of this review, we would recognize a loss based on the amount by which the carrying amount exceeds the estimated fair value.

We review goodwill at least annually for impairment. We have elected to perform this review annually during the second quarter of each calendar year and no adjustments were necessary for our continuing operations.

Employee Supplemental Savings Plan Assets—We maintain several non-qualified defined contribution supplemental retirement plans for certain key employees that are accounted for in accordance with Emerging Issues Task Force (EITF) Issue No. 97-14, *Accounting for Deferred Compensation Arrangements Where Amounts Earned Are Held in a Rabbi Trust and Invested*, or EITF 97-14, as the underlying assets are held in rabbi trusts with investments directed by the respective employee. A rabbi trust is a grantor trust generally set up to fund compensation for a select group of management and the assets of this trust are available to satisfy the claims of general creditors in the event of bankruptcy of the Company. As required by EITF 97-14, the assets held by the rabbi trusts are recorded at cash surrender value in our consolidated financial statements as Employee Supplemental Savings Plan (ESSP) assets with a related liability to employees recorded as a deferred compensation liability in accrued retirement.

Billings In Excess of Revenue—We receive advances and milestone payments from customers that exceed the revenue earned to date. We classify such items as current liabilities.

Stock-based Compensation—We use the modified prospective method as stated in SFAS 123(R), *Share-Based Payments*. Under this method, compensation costs for all awards granted after the date of adoption and the unvested portion of previously granted awards are measured at an estimated fair value and included in operating expenses or capitalized as appropriate over the period in which an employee provides service in exchange for the award. See Note 10 for further discussion regarding stock-based compensation.

Income Taxes—We account for income taxes in accordance with SFAS 109, *Accounting for Income Taxes*, as clarified by FIN 48, *Accounting for Uncertainty in Income Taxes*. Under this method, deferred income taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the provisions of enacted tax laws. Deferred income tax provisions and benefits are based on changes to the assets or liabilities from year-to-year. In providing for deferred taxes, we consider tax regulations of the jurisdictions in which we operate, estimates of future taxable income and available tax planning strategies. If tax regulations, operating results or the ability to implement tax-planning strategies vary, adjustments to the carrying value of deferred tax assets and liabilities may be required. Valuation allowances are recorded related to deferred tax assets based on the "more likely than not" criteria of SFAS 109.

FIN 48 requires that we recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would "more likely than not" sustain the position following an audit. For tax positions meeting the "more likely than not" threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. FIN 48 also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transition. FIN 48 was effective for fiscal years beginning after December 15, 2006. We adopted the provisions of FIN 48 on January 1, 2007. As a result of the implementation of FIN 48, we recognized approximately a $0.1 million increase in the liability for unrecognized tax benefits, which was recorded for as a reduction to the January 1, 2007 balance of retained earnings. See Note 12 for further discussion on the adoption of FIN 48.

Foreign-Currency Translation—All assets and liabilities of foreign subsidiaries are translated into U.S. dollars at fiscal year-end exchange rates. Income and expense items are translated at average monthly exchange rates prevailing during the fiscal year. The resulting translation adjustments are recorded as a component of accumulated other comprehensive income loss.

Comprehensive Income—Comprehensive income is presented in our consolidated statements of changes in stockholders' equity. Comprehensive income consists of net income, changes in our unfunded pension liability, adoption of SFAS 158, *Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans an amendment of FASB Statement No. 87, 88, 106, and 132(R)*, and foreign-currency translation adjustments.

Fair Value of Financial Instruments—The carrying value of our cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and debt approximate their fair values.

Recent Accounting Pronouncements

In December 2007, the FASB issued SFAS 141(R), *Business Combinations*. The new standard moves closer to a fair value model by requiring the acquirer to measure all assets acquired and all liabilities assumed at their respective fair values at the date of acquisition, including the measurement of noncontrolling interests at fair value. SFAS 141(R) also establishes principles and requirements as to how the acquirer recognizes and measures goodwill acquired in a business combination or a gain from a bargain purchase and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. In addition, SFAS 141(R) significantly changes the accounting for business combinations in a number of areas, including the treatment of contingent consideration, preacquisition contingencies, in-process research and development, restructuring costs and requires the expensing of acquisition-related costs as incurred. The effective date of SFAS 141(R) is for fiscal years beginning after December 15, 2008. For transactions consummated after the effective date of SFAS 141(R), prospective application of the new standard is applied. For business combinations consummated prior to the effective date of SFAS 141(R), the guidance in SFAS 141, *Business Combinations*, is applied. The adoption of SFAS 141(R) is not expected to have a material impact on our consolidated financial statements.

In December 2007, the FASB issued SFAS 160, *Noncontrolling Interests in Consolidated Financial Statements*, which amends Accounting Research Bulletin No. 51, *Consolidated Financial Statements*, and provides accounting and reporting standards for the noncontrolling interest in a subsidiary, commonly referred to as minority interest, and for the deconsolidation of a subsidiary. The new standard requires noncontrolling interests to be presented separately within equity in the consolidated statement of financial position. Consolidated net income attributable to the parent and noncontrolling interests will be clearly identified and presented on the face of our statement of operations. When a change in control of a subsidiary occurs it will either be accounted for as an equity transaction, when control is maintained, or a gain or loss will be recognized when control is not maintained. The remaining noncontrolling interest will be remeasured to fair value when control is lost. SFAS 160 requires that the noncontrolling interest continue to be attributed its share of losses and thus is no longer limited to the original carrying amount of the noncontrolling interest. This could result in a negative carrying balance in certain circumstances.

The effective date of SFAS 160 is for fiscal years beginning after December 15, 2008. SFAS 160 will be applied prospectively as of the beginning of the year in which SFAS 160 is adopted except for presentation and disclosure requirements, which will be applied retrospectively for all periods presented. We do not expect the adoption of SFAS 160 to have a material impact on our consolidated financial statements.

On April 25, 2008, the FASB issued FSP No. FAS 142-3, *Determination of the Useful Life of Intangible Assets*, or FSP 142-3. FSP 142-3 addresses determining the useful life of an intangible asset when the intangible asset has renewal or extension options. FSP 142-3 amends SFAS 142, *Goodwill and Other Intangible Assets*, useful life assessment criteria in regards to developing assumptions about renewal or extension options to allow entities to consider its own historical experience in renewing or extending similar arrangements adjusted for entity-specific factors. SFAS 142 requires entities to determine whether the renewal or extension can be accomplished without substantial cost or material modifications of the existing terms and conditions in connection with the asset. FSP 142-3 removes the criteria to consider whether an intangible asset can be renewed without substantial cost or material modification. The guidance in FSP 142-3 applies prospectively to intangible assets acquired after December 15, 2008, the effective date of FSP 142-3. The new disclosure requirements of FSP 142-3 apply to all intangible assets recognized as of, and subsequent to December 15, 2008. We do not believe the adoption of FSP 142-3 will have a material impact on our consolidated financial statements.

In May 2008, the FASB issued SFAS 162, *The Hierarchy of Generally Accepted Accounting Principles*, which establishes the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements that are presented in conformity with generally accepted accounting principles (GAAP). The current GAAP hierarchy is set forth in the AICPA Statement on Auditing Standards No. 69, *The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles*. In issuing SFAS 162, the GAAP hierarchy now resides in accounting literature established by the FASB versus the AICPA. The adoption of SFAS 162 will not impact our current practice of preparing financial statements in conformity with GAAP.

In December 2008, the FASB issued FSP FAS 140-4 and FIN 46(R)-8, *Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities*, which amends SFAS 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*, to require public entities to provide additional disclosures about transfers of financial assets. It also amends FIN 46(R) to require public enterprises to provide additional disclosures about their involvement with VIEs. FSP FAS 140-1 and FIN 46(R)-8 requires certain disclosures to be provided by a public enterprise that is (a) a sponsor of a qualifying Special Purpose Entity (SPE) that holds a variable interest in the qualifying SPE but was not the transferor (nontransferor) of financial assets to the qualifying SPE and (b) a servicer of a qualifying SPE that holds a significant variable interest in the qualifying SPE but was not the transferor (nontransferor) of financial assets to the qualifying SPE. FSP FAS 140-4 and FIN 46(R)-8 is effective for the first reporting period ending after December 15, 2008 and will apply to each annual and interim reporting period thereafter. The adoption of FSP FAS 140-4 and FIN 46(R)-8 will not impact our financial statements.

In June 2008, the FASB issued FSP EITF 03-6-1, *Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities*. FSP EITF 03-6-1 addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing earnings per share (EPS) under the two-class method of SFAS 128,

Earnings per Share. FSP EITF 03-6-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008 and interim periods within those years. All prior-period EPS data presented will be adjusted retrospectively (including interim financial statements, summaries of earnings and selected financial data) to conform to the provisions of FSP EITF 03-6-1. Early application is not permitted. We are currently assessing the impact that this potential change would have on our financial statements.

In November 2008, the SEC issued for comment a proposed roadmap regarding the potential use by U.S. issuers of financial statements prepared in accordance with International Financial Reporting Standards (IFRS). IFRS is a comprehensive series of accounting standards published by the International Accounting Standards Board (IASB). Under the proposed roadmap, we could be required in fiscal 2014 to prepare financial statements in accordance with IFRS. The SEC will make a determination in 2011 regarding the mandatory adoption of IFRS. We are currently assessing the impact that this potential change would have on our consolidated financial statements and we will continue to monitor the development of the potential implementation of IFRS.

3. Acquisitions

Each of the following acquisitions has been accounted for as a purchase, and accordingly, the operating results of each of the acquired entities have been included in our consolidated financial statements since the respective dates of acquisition.

EWA Services Acquisition—On November 28, 2008, we completed the acquisition of all outstanding equity interests of EWA Services, Inc. (EWA). The results of EWA's operations have been included in our consolidated financial statements since that date. The acquisition was consummated pursuant to a stock purchase agreement (EWA Purchase Agreement), dated November 28, 2008, by and among ManTech Telecommunications and Information Systems Corp. (MTISC), a wholly owned subsidiary of ManTech, and Electronic Warfare Associates, Inc., pursuant to which MTISC purchased all the capital stock of EWA from Electronic Warfare Associates, Inc.

EWA was a subsidiary of a privately held company, providing information technology, threat analysis and test and evaluation for several Department of Defense agencies. At November 28, 2008, EWA had 167 employees of which nearly 100 percent held security clearances. For the eleven months ended November 30, 2008, EWA's revenue was approximately $21.4 million.

The acquisition of EWA has expanded our work in Department of Defense and Intelligence missions.

The initial purchase price was $12.3 million, which included a $0.3 million estimated working capital adjustment. The initial purchase may be increased or reduced if the final closing working capital differs from the estimated closing working capital pursuant to the Purchase Agreement. The Company and EWA have a 90-day period following the date of acquisition to finalize any purchase price adjustment, as defined in the EWA Purchase Agreement. Any potential purchase price adjustment will be based on the Company's calculation of the closing working capital, which will be subject to review and approval by EWA. Pursuant to the EWA Purchase Agreement, $1.2 million of the purchase price was placed into an escrow account to satisfy potential indemnification liabilities of EWA and its shareholders. The escrow claim period expires 18 months after the purchase closing date. We primarily utilized borrowings under our credit agreement (see Note 8) to finance the acquisition.

The preliminary purchase price was allocated to the underlying assets and liabilities based on their estimated fair values at the date of acquisition. The fair value assigned to the assets and liabilities is still under review and could be adjusted upon completion of our assessment of fair value. Total assets were $14.9 million, including goodwill and intangible assets recognized in connection with the acquisition, and total liabilities were $2.5 million. Included in total assets were $2.4 million in acquired intangible assets. We have recorded initial goodwill of $9.0

million, which will be deductible for tax purposes over 15 years, assuming adequate levels of taxable income. Recognition of goodwill is largely attributed to the highly skilled employees and the value paid for companies supporting high-end defense, intelligence and homeland security markets. The assets, liabilities and results of operations of EWA were not significant to the Company's consolidated financial position or results of operations.

The components of intangible assets associated with the acquisition were backlog valued at $0.4 million and customer relationships valued at $2.0 million, respectively. Customer contracts and related relationships represent the underlying relationships and agreements with EWA's existing customers. Backlog and customer relationships are being amortized over their estimated useful lives of 1 year and 20 years, respectively, using the pattern of benefits method. The weighted-average amortization period for the intangibles is 16.9 years.

Emerging Technologies Group Acquisition—On August 29, 2008, we completed the acquisition of all outstanding equity interests in Emerging Technologies Group, USA, Inc. (ETG). The results of ETG's operations have been included in our consolidated financial statements since that date. The acquisition was consummated pursuant to an Agreement and Plan of Merger (Merger Agreement), dated August 15, 2008, by and among ManTech, ETG, certain shareholders of ETG, Project Eagle Inc., a newly formed and wholly owned subsidiary of the Company (ETG Merger Sub), and a Rights Holder Representative for the shareholders and option holders of ETG. Pursuant to the terms of the Merger Agreement, ETG Merger Sub merged with and into ETG, with ETG continuing as the surviving corporation and a wholly owned subsidiary of the Company.

ETG was a privately-held company, providing computer and network forensics supporting the counterterrorism and counter intelligence mission around the world. ETG's customer base focused primarily in the Intelligence Community and the Department of Defense. At August 29, 2008, ETG had 58 employees of which nearly 100% held security clearances. For the twelve months ended June 30, 2008, ETG's revenue was approximately $14.4 million.

The acquisition of ETG has deepened our capabilities in cyber security and positions us to develop additional work related to the Comprehensive National Cyber Initiative.

The initial purchase price was $25.1 million, which included $0.1 million in transaction fees. Pursuant to the Merger Agreement, $3.8 million of the purchase price was placed into an escrow account to satisfy potential indemnification liabilities of ETG and its shareholders. The escrow claim period expires eighteen months after the purchase closing date. We primarily utilized borrowings under our credit agreement (see Note 8) to finance the acquisition.

The preliminary purchase price was allocated to the underlying assets and liabilities based on their estimated fair values at the date of acquisition. The fair value assigned to the assets and liabilities is still under review and could be adjusted upon completion of our assessment of fair value. Total assets were $27.2 million, including goodwill and intangible assets recognized in connection with the acquisition, and total liabilities were $2.0 million. Included in total assets were $4.6 million in acquired intangible assets. Approximately $0.4 million of the purchase price had been reserved in escrow for payment of certain compensation liabilities. These liabilities were settled in January 2009. In addition, approximately $0.3 million of the purchase price has been reserved in escrow related to an outstanding customer receivable. This escrow item is expected to be resolved during the first quarter of fiscal year 2009. We have recorded initial goodwill of $18.3 million, which will be deductible for tax purposes over 15 years, assuming adequate levels of taxable income. Recognition of goodwill is largely attributed to the highly skilled employees and the value paid for companies supporting high-end defense, intelligence and homeland security markets. The assets, liabilities and results of operations of ETG were not significant to the Company's consolidated financial position or results of operations.

The components of intangible assets associated with the acquisition were backlog and customer relationships valued at $0.2 million and $4.4 million, respectively. Customer contracts and related relationships represent the underlying relationships and agreements with ETG's existing customers. Backlog and customer relationships are being amortized over their estimated useful lives of 1 year and 20 years, respectively, using the pattern of benefits method. The weighted-average amortization period for the intangibles is 19.2 years.

McDonald Bradley Acquisition—On December 18, 2007, we completed the acquisition of all outstanding equity interests in McDonald Bradley, Inc. (MBI). The results of MBI's operations have been included in our consolidated financial statements since that date. The acquisition was consummated pursuant to an Agreement and Plan of Merger (MBI Merger Agreement), dated November 15, 2007, by and among ManTech, McDonald Bradley, Spyglass Acquisition Corp., a newly formed and wholly owned subsidiary of the Company (MBI Merger Sub), and a Shareholder Representative for the shareholders of MBI. Pursuant to the terms of the MBI Merger Agreement, MBI Merger Sub merged with and into MBI, with MBI continuing as the surviving corporation and a wholly owned subsidiary of the Company. At December 18, 2007, MBI had 264 employees including approximately two-thirds who held clearances. For calendar year 2007, MBI's revenues were $49.5 million.

MBI, was a privately-held company, doing business as a secure information sharing and IT solutions provider to the federal government with a focus on Department of Defense, Intelligence Community and Homeland Security markets. MBI is a leading provider of high-end, mission-critical, technology-differentiated solutions primarily in areas of Service Oriented Architectures, data interoperability and information assurance.

The acquisition of MBI has deepened our capabilities in the high-end defense, intelligence and homeland security marketplace and strengthens our position as a leading provider of secure information sharing and data interoperability solutions.

The purchase price was $78.9 million, which included $0.4 million in transaction fees. The initial purchase price included a closing date working capital adjustment of $1.9 million, which is subject to further adjustment based upon resolution of escrow. Pursuant to the MBI Merger Agreement, $7.7 million of the purchase price was placed into an escrow account to satisfy potential indemnification liabilities of the Company and to satisfy potential expenses of the Shareholder Representative. The escrow term is for a period of sixteen months. We utilized borrowings under our Credit Agreement (see Note 8) to finance the acquisition.

The purchase price was allocated to the underlying assets and liabilities based on their estimated fair values at the date of acquisition. Total assets were $85.6 million, including goodwill and intangible assets recognized in connections with the acquisition, and total liabilities were $6.7 million. Included in total assets were $10.2 million in acquired intangible assets. Other than goodwill and other intangible assets recognized in connection with the acquisition, the assets, liabilities and result of operations of MBI were not significant to the Company's consolidated financial position or results of operations. We recorded initial goodwill of $63.2 million, which, assuming adequate levels of taxable income, will be deductible for tax purposes over 15 years. Recognition of goodwill is largely attributed to the highly skilled employees and the value paid for companies supporting high-end defense, intelligence and homeland security markets.

The primary components of intangible assets associated with the acquisition were backlog and customer relationships valued at $0.8 million and $9.5 million, respectively. Customer contracts and related relationships represent the underlying relationships and agreements with MBI's existing customers. Backlog and customer relationships are being amortized over their estimated useful lives of 1 year and 20 years, respectively, using the pattern of benefits method. The weighted-average amortization period for the intangibles is 18.6 years.

SRS Acquisition—On May 7, 2007, we completed the acquisition of all outstanding equity interests in SRS Technologies (SRS). The results of SRS's operations have been included in our consolidated financial statements since that date. The acquisition was consummated pursuant to an Agreement and Plan of Merger (SRS Merger Agreement), dated April 6, 2007, by and among ManTech, a wholly owned subsidiary of ManTech SRS, certain shareholders of SRS, and certain persons acting as a representative for the shareholders of SRS. The SRS Merger

Agreement provided for the merger of a wholly owned subsidiary of ManTech with and into SRS, with SRS surviving the merger and becoming a wholly owned subsidiary of ManTech.

SRS was a privately-held company with specialized domain knowledge in the areas of space-based radar and communications; chemical, biological, conventional and nuclear weapons detection and defeat programs; imagery intelligence; and aeronautic, space and information systems development. More than 85 percent of SRS's revenue has historically been derived from the U.S. government including Department of Defense, Intelligence Community and the Department of Homeland Security. SRS had over 800 employees, including highly-cleared and educated personnel, at May 7, 2007.

The acquisition of SRS has extended our presence in the high-end national security marketplace and enhances our presence in the U.S. Defense Advance Research Projects Agency (DARPA), Department of Homeland Security, Missile Defense Agency, National Reconnaissance Office, National Geospatial-Intelligence Agency and other Department of Defense agencies.

The purchase price was $199.1 million, which included $1.2 million in transaction fees. The purchase price included a closing date working capital adjustment of $2.9 million. Pursuant to the SRS Merger Agreement and as security for the SRS shareholders' indemnification for unanticipated contingencies, an escrow account in the amount of $36.1 million has been established for a period of three years from the date of acquisition. On May 8, 2008, $11.4 million was paid out of the escrow account and distributed to the respective SRS shareholders. We utilized a combination of cash on hand and borrowings under our Credit Agreement (see Note 8) to finance the acquisition.

Purchase Price Allocation

The acquisition has been accounted for as a business combination. Under business combination accounting, the total purchase price was allocated to SRS's net tangible and identifiable intangible assets based on their estimated fair values as of May 7, 2007, as set forth below. The excess of the purchase price over the net tangible and identifiable intangible assets was recorded as goodwill. Recognition of goodwill is largely attributed to the highly skilled employees of SRS, their presence in the high-end security marketplace and the value paid for companies in this business. The goodwill is not deductible for tax purposes. The following table represents the purchase price allocation (in thousands):

Cash and cash equivalents	$ 1,912
Receivables-net	44,117
Prepaid expenses and other	5,180
Property and equipment	2,922
Other assets	332
Other intangible assets	58
Contract and program intangibles	40,900
Goodwill	150,465
Accounts payable and accrued expenses	(12,018)
Accrued salaries and related expenses	(11,821)
Deferred income taxes-current	(2,312)
Billings in excess of revenue earned	(2,744)
Deferred income taxes-non-current	(13,705)
Accrued retirement	(103)
Other long-term liabilities	(4,099)
Total purchase price	$199,084

Intangible Assets

In allocating the purchase price, we considered, among other factors, our intention for future use of acquired assets, analyses of historical financial performance and estimates of future performance of SRS's contracts. The components of intangible assets associated with the acquisition were backlog, customer relationships and technology valued at $17.7 million, $23.1 million and $0.1 million, respectively. Customer contracts and related relationships represent the underlying relationships and agreements with SRS's existing customers. Technology represents certain licenses, patents and software of SRS. Backlog, customer relationships and technology are being amortized over their estimated useful lives of 9 years, 20 years and 6 years, respectively, using the pattern of benefits method. The weighted-average amortization period for the intangibles is 15.2 years.

Pro Forma Financial Information

The unaudited financial information in the table below summarizes the combined results of operations of ManTech and SRS, on a pro forma basis, as though the companies had been combined as of the beginning of each of the periods presented. The pro forma financial information is presented for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisition and borrowings under our Credit Agreement (see Note 8) had taken place at the beginning of each of the periods presented. The pro forma financial information for all periods presented includes the business combination accounting effect on historical ManTech for amortization charges from acquired intangible assets, interest expense at our current level of debt, removal of SRS's Chief Executive Officer (CEO) salary and benefit related costs and the related tax effects (in thousands except per share amounts).

	Year Ended December 31,	
	2007	2006
Revenue	$1,524,689	$1,287,799
Income from continuing operations—net of taxes	$ 68,048	$ 55,412
Net income	$ 67,928	$ 50,483
Diluted earnings per share (Class A and B common stock)	$ 1.97	$ 1.49

GRS Solutions, Inc.—On October 5, 2006, we completed the acquisition of all outstanding shares of GRS Solutions, Inc. (GRS) for $19.8 million in cash, subject to certain shareholder indemnification obligations. The source of funds for the acquisition was our available cash.

GRS was a privately held company headquartered in Falls Church, Virginia providing specialized technical, operational and analytical services to the Intelligence Community. The acquisition improves our strategic position within the Intelligence Community and strengthens our capabilities in supporting counterterrorism/ counterintelligence missions around the world. For its fiscal year ended September 30, 2006, GRS had revenues of approximately $10.4 million. For the year ending December 31, 2006, GRS contributed $2.7 million in revenue to our consolidated results of operations.

The purchase price was $20.0 million, which includes a closing balance sheet adjustment of $(0.2) million and contingent consideration of $2.2 million based on a defined performance objective, which was met subsequent to the initial purchase. The purchase price was allocated to the underlying assets and liabilities based on their estimated fair values. The assets, liabilities and result of operations of GRS were not significant to the Company's consolidated financial position or results of operations, and thus pro forma information is not presented. We recorded goodwill of $11.8 million, which, assuming adequate levels of taxable income, will be deductible for tax purposes over 15 years. Recognition of goodwill is largely attributed to the highly skilled employees and the value paid for companies supporting the Intelligence Community.

The components of intangible assets associated with the acquisition are backlog and customer relationships valued at $3.2 million and $4.7 million, respectively. Customer contracts and related relationships represent the underlying relationships and agreements with GRS's existing customers. Backlog and customer relationships are being amortized straight-line method over their estimated useful lives of 4 years and 15 years, respectively. The weighted-average amortization period for the intangibles is 10.5 years.

4. Earnings per Share

In SFAS 128 the two-class method is an earnings allocation formula that determines EPS for each class of common stock according to dividends declared (or accumulated) and participation rights in undistributed earnings. Under that method, basic and diluted EPS data are presented for each class of common stock.

In applying the two-class method, we determined that undistributed earnings should be allocated equally on a per share basis between Class A and Class B common stock. Under the Company's Certificate of Incorporation, the holders of the common stock are entitled to participate ratably, on a share-for-share basis as if all shares of common stock were of a single class, in such dividends, as may be declared by the Board of Directors from time-to-time.

Basic EPS has been computed by dividing net income available to common stockholders by the weighted average number of shares of common stock outstanding during each period. Shares issued during the period and shares reacquired during the period are weighted for the portion of the period in which the shares were outstanding. Diluted EPS has been computed in a manner consistent with that of basic EPS while giving effect to all potentially dilutive common shares that were outstanding during each period.

The weighted average number of common shares outstanding is computed as follows (in thousands):

	Year Ended December 31,		
	2008	2007	2006
Numerator for net income per Class A and Class B common stock:			
Net income	$90,292	$67,207	$50,701
Numerator for basic net income Class A common stock	$54,085	$38,777	$27,913
Numerator for basic net income Class B common stock	$36,207	$28,430	$22,788
Numerator for diluted net income Class A common stock	$54,525	$39,122	$28,211
Numerator for diluted net income Class B common stock	$35,767	$28,085	$22,490
Basic weighted average common shares outstanding			
Class A common stock	20,982	19,683	18,450
Class B common stock	14,046	14,431	15,062
Effect of potential exercise of stock options			
Class A common stock	431	419	443
Class B common stock	—	—	—
Diluted weighted average common shares outstanding—Class A	21,413	20,102	18,893
Diluted weighted average common shares outstanding—Class B	14,046	14,431	15,062

For the years ended December 31, 2008 and 2007, options to purchase 431 thousand and 671 thousand shares, respectively, weighted for the portion of the period in which they were outstanding, were outstanding but not included in the computation of diluted EPS because the options' effect would have been anti-dilutive. For the years ended December 31, 2008 and 2007, shares issued from the exercise of stock options were 922 thousand and 635 thousand, respectively.

5. Revenues and Receivables

We deliver a broad array of information technology and technical services solutions under contracts with the U.S. government, state and local governments and commercial customers. Revenues from the U.S. government under prime contracts and subcontracts, as compared to total contract revenues, were approximately 98.1%, 97.7% and 97.8% for the years ended December 31, 2008, 2007 and 2006, respectively. The components of contract receivables are as follows (in thousands):

	Year ended December 31,	
	2008	2007
Billed receivables	$342,619	$298,059
Unbilled receivables:		
Amounts billable	57,505	32,194
Revenues recorded in excess of funding	11,341	7,792
Revenues recorded in excess of milestone billings on fixed price contracts	929	3,448
Retainage	3,175	2,127
Allowance for doubtful accounts	(8,321)	(6,153)
	$407,248	$337,467

Amounts billable consist principally of amounts to be billed within the next month. Revenues recorded in excess of funding are billable upon receipt of contractual amendments or other modifications. Revenues recorded in excess of milestone billings on fixed price contracts consist of amounts not expected to be billed within the next month. The retainage is billable upon completion of the contract performance and approval of final indirect expense rates by the government. Accounts receivable at December 31, 2008 are expected to be substantially collected in 2009 except for approximately $3.2 million.

6. Property and Equipment

Major classes of property and equipment are summarized as follows (in thousands):

	December 31,	
	2008	2007
Furniture and equipment	$ 27,196	$ 23,916
Leasehold improvements	15,543	13,543
	42,739	37,459
Less: Accumulated depreciation and amortization	(26,176)	(23,289)
	$ 16,563	$ 14,170

Depreciation and amortization expense relating to property and equipment for the years ended December 31, 2008, 2007 and 2006 was $4.4 million, $3.6 million and $3.1 million, respectively.

7. Goodwill and Other Intangibles

During the second quarter, we completed our annual goodwill impairment test. Based on the results of step one of this test, no impairment losses were identified and performance of step two was not required. The changes in the carrying amounts of goodwill during 2008 and 2007 are as follows (in thousands):

		Goodwill Balance
Gross amount at December 31, 2006		$248,429
Less: Accumulated amortization (pre adoption of SFAS 142)		(10,107)
Net amount at December 31, 2006		$238,322
Acquisition-SRS	$150,345	
Acquisition-MBI	62,965	
Additional consideration for the acquisition of GRS	200	213,510
Net amount at December 31, 2007		$451,832
Acquisition-ETG	$ 18,349	
Additional consideration for the acquisition of MBI	223	
Additional consideration for the acquisition of SRS	120	
Acquisition-EWA	8,992	27,684
Net amount at December 31, 2008		$479,516

Intangible assets consisted of the following (in thousands):

	December 31, 2008			December 31, 2007		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortized intangible assets:						
Contract and program intangibles	$103,255	$29,913	$73,342	$ 96,240	$20,265	$75,975
Capitalized software for sale	10,138	9,847	291	11,672	10,430	1,242
Capitalized software for internal use	15,119	10,093	5,026	13,699	7,997	5,702
Other	58	7	51	57	—	57
	$128,570	$49,860	$78,710	$121,668	$38,692	$82,976

Aggregate amortization expense relating to intangible assets for the years ended December 31, 2008, 2007 and 2006 was $12.5 million, $10.1 million and $6.9 million, respectively. Amortization expense for the year ended December 31, 2008 includes a write down of an acquisition related intangible asset for internally developed software of $0.6 million. The write down was based on a change in the estimated net realizable value of the asset. We estimate that we will have the following amortization expense for the future periods indicated below (in thousands):

Year ending:	
December 31, 2009	$11,785
December 31, 2010	9,723
December 31, 2011	6,822
December 31, 2012	5,593
December 31, 2013	4,726

8. Debt

	December 31, 2008	December 31, 2007
Borrowings consisted of the following (in thousands):		
Revolving credit facility	$44,100	$165,000
Less: Current portion of debt	44,100	126,000
Debt—net of current portion	$ —	$ 39,000

On April 30, 2007, we terminated our credit facility with a syndicate of lenders led by Citizens Bank of Pennsylvania, as administrative agent (see below), and executed a new revolving credit agreement with a syndicate of lenders led by Bank of America, N.A, as administrative agent. The Credit Agreement allows for greater available capital to help fund future acquisitions and growth. We expensed the remaining unamortized deferred debt expense of $0.2 million on April 30, 2007. The Credit Agreement provides for a $300.0 million revolving credit facility, with a $25.0 million letter of credit sublimit and a $30.0 million swing line loan sublimit. The Credit Agreement also contains an accordion feature that permits the Company to arrange with the lenders for them to provide up to $100.0 million in additional commitments. We incurred $1.4 million in financing cost related to the Credit Agreement, which has been deferred and will be amortized over the term of the agreement. The maturity date for the Credit Agreement is April 30, 2012.

Borrowings under the Credit Agreement are collateralized by our assets and bear interest at one of the following rates as selected by the Company: a London Interbank Offer Rate (LIBOR) based rate plus market-rate spreads that are determined based on the Company's leverage ratio calculation (0.875% to 1.5%), the lender's base rate, which is the lower of the Federal Funds Rate plus 0.5% or Bank of America's prime lending rate. At December 31, 2008, the borrowing rate on our outstanding debt was 0.64%. The aggregate annual weighted average interest rates were 2.42% and 3.53% for 2008 and 2007, respectively.

The terms of the Credit Agreement permit prepayment and termination of the loan commitments at any time, subject to certain conditions. The Credit Agreement requires the Company to comply with specified financial covenants, including the maintenance of a certain leverage ratio and fixed charge coverage ratio. The Credit Agreement also contains various covenants, including affirmative covenants with respect to certain reporting requirements and maintaining certain business activities, and negative covenants that, among other things, may limit our ability to incur liens, incur additional indebtedness, make investments, make acquisitions, pay cash dividends and undertake certain additional actions. As of, and during, December 31, 2008 and 2007, we were in compliance with our financial covenants under the Credit Agreement as well as the prior credit facility with Citizens Bank.

The total interest paid was $3.7 million, $5.0 million and $2.3 million for the years ended December 31, 2008, 2007 and 2006, respectively.

We had $44.1 million outstanding on our credit facility at December 31, 2008 and $165.0 million outstanding at December 31, 2007. The weighted average borrowings under the revolving portion of the facility during the years ended December 31, 2008 and 2007 were $122.3 million and $84.7 million, respectively. The maximum additional available borrowing under the credit facility at December 31, 2008 was $255.2 million. At both December 31, 2008 and 2007, we were contingently liable under letters of credit totaling $0.7 million, which reduces our availability to borrow under our credit facility.

Debt outstanding at December 31, 2008 is estimated to be repaid in 2009. Borrowings on the credit facility are due on the maturity date of the credit agreement, April 30, 2012.

In 2006 and through April 30, 2007, we maintained a Credit and Security Agreement with Citizens Bank of Pennsylvania. The agreement initially provided for a $125 million credit facility that could be increased to $200 million. The maturity date of the agreement was February 25, 2009.

9. Commitments and Contingencies

Payments to us on cost-reimbursable contracts with the U.S. government are provisional payments subject to adjustment upon audit by the Defense Contract Audit Agency (DCAA). The majority of audits through 2002, 2003 and 2004 have been completed and resulted in no material adjustments. The remaining audits for 2002 through 2008 are not expected to have a material effect on the results of future operations.

In the normal course of business, we are involved in certain governmental and legal proceedings, claims and disputes and have litigation pending under several suits. We believe that the ultimate resolution of these matters will not have a material effect on our financial position, results of operations or cash flows.

We lease office space and equipment under long-term operating leases. A number of the leases contain renewal options and escalation clauses. At December 31, 2008, aggregate future minimum rental commitments under these leases are as follows (in thousands):

	Office Space	Equipment	Total
Year ending:			
December 31, 2009	$ 24,189	$2,245	$ 26,434
December 31, 2010	22,829	926	23,755
December 31, 2011	21,479	481	21,960
December 31, 2012	17,155	289	17,444
December 31, 2013	13,621	128	13,749
Thereafter	26,644	—	26,644
Total	$125,917	$4,069	$129,986

Office space and equipment rent expense totaled approximately $53.4 million, $33.0 million and $28.0 million for the years ended December 31, 2008, 2007 and 2006, respectively.

We had $7.2 million and $6.3 million of deferred rent liabilities resulting from recording rent expense on a straight-line basis over the life of the respective lease in accordance with SFAS 13, *Accounting for Leases*, and FASB Technical Bulletin No. 85-3, *Accounting for Operating Leases with Scheduled Rent Increases*, for the years ended 2008 and 2007, respectively.

10. Stockholders' Equity and Stock Options

Common Stock—We have 150,000,000 shares of authorized Class A common stock, par value $0.01 per share. We have 50,000,000 shares of authorized Class B common stock, par value $0.01 per share. On December 31, 2008, there were 21,521,964 shares of Class A common stock outstanding, 243,040 shares of Class A common stock recorded as treasury stock, and 13,958,345 shares of Class B common stock outstanding.

Holders of Class A common stock are entitled to one vote for each share held of record and holders of Class B common stock are entitled to ten votes for each share held of record, except with respect to any "going private transaction" (generally, a transaction in which George J. Pedersen (our Chairman of the Board and CEO), his affiliates, his direct and indirect permitted transferees or a group, generally including Mr. Pedersen, such affiliates and permitted transferees, seek to buy all outstanding shares), as to which each share of Class A common stock and Class B common stock are entitled to one vote per share. The Class A common stock and the

Class B common stock vote together as a single class on all matters submitted to a vote of stockholders, including the election of directors, except as required by law. Holders of common stock do not have cumulative voting rights in the election of directors.

Stockholders are entitled to receive, when and if declared by the Board of Directors from time-to-time, such dividends and other distributions in cash, stock or property from our assets or funds legally available for such purposes subject to any dividend preferences that may be attributable to preferred stock that may be authorized. Each share of Class A common stock and Class B common stock is equal in respect of dividends and other distributions in cash, stock or property, except that in the case of stock dividends, only shares of Class A common stock will be distributed with respect to the Class A common stock and only shares of Class B common stock will be distributed with respect to Class B common stock. In no event will either Class A common stock or Class B common stock be split, divided or combined unless the other class is proportionately split, divided or combined.

The shares of Class A common stock are not convertible into any other series or class of securities. Each share of Class B common stock, however, is freely convertible into one share of Class A common stock at the option of the Class B stockholder. Upon the death or permanent mental incapacity of the Mr. Pedersen, all outstanding shares of Class B common stock automatically convert to Class A common stock.

Preferred Stock—We are authorized to issue an aggregate of 20,000,000 shares of preferred stock, $0.01 par value per share, the terms and conditions of which are determined by our Board of Directors upon issuance. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of holders of any shares of preferred stock that we may designate and issue in the future. At December 31, 2008 and 2007, no shares of preferred stock were outstanding and the Board of Directors currently has no plans to issue a series of preferred stock.

Shares Held in Grantor Trust—At December 31, 2006 there were 609,296 shares of Class B common stock, with a cost value of $0.6 million, reflected in equity in accordance with EITF 97-14. These shares were held in a rabbi trust to satisfy a defined contribution pension obligation, to be paid in stock for the benefit of Mr. Pedersen.

On January 8, 2007, Mr. Pedersen received a distribution of 609,296 shares of Class B common stock, which had been held by the ManTech International Corporation Supplemental Executive Retirement Plan for the benefit of George J. Pedersen (GJP SERP). The Class B common stock is convertible into Class A common stock at any time on a one-for-one basis and has no expiration date. On January 8, 2007, Mr. Pedersen converted 243,040 shares of Class B common stock to 243,040 shares of Class A common stock to satisfy tax withholding requirements.

The converted shares were surrendered to the Company to pay taxes applicable to the distribution of all GJP SERP shares on Mr. Pedersen's behalf. The taxes have been paid and the shares have been accounted for as treasury stock on our consolidated balance sheets, using the cost method, at a value of $9.1 million. In addition, we recognized an $8.6 million tax benefit on the distribution from the trust. The tax benefit was recorded to additional paid-in capital and is reported as a cash inflow from financing activities on our statements of cash flows.

Accounting for Stock-Based Compensation:

Stock Options—In June 2006, the Company's stockholders approved our 2006 Management Incentive Plan (the Plan), which was designed to enable us to attract, retain and motivate key employees. The Plan amended and restated the Company's Management Incentive Plan that was approved by the Company's stockholders prior to the initial public offering in 2002 (the 2002 Plan). In connection with the creation of the Plan, all options outstanding under the 2002 Plan and the ManTech International Corporation 1995 Long-Term Incentive Plan were assumed. Awards granted under the Plan are settled in shares of Class A common stock. At the beginning of each year, the Plan provides that the number of shares available for issuance automatically increases by an amount equal to one and one-half percent of the total number of shares of Class A and Class B common stock outstanding on December 31st of the previous year. On January 1, 2009, 532,205 additional shares were made available for issuance under the Plan. Through December 31, 2008, the aggregate number of shares of our common stock authorized for issuance under the Plan was 7,312,650. Through December 31, 2008, 3,343,983 shares of our Class A common stock have been issued as a result of the exercise of the options granted under the Plan. The Plan expires in June 2016.

The Plan is administered by the compensation committee of our Board of Directors, along with its delegates. Subject to the express provisions of the Plan, the committee has Board of Directors' authority to administer and interpret the Plan, including the discretion to determine the exercise price, vesting schedule, contractual life and the number of shares to be issued.

We typically issue options that vest in three equal installments, beginning on the first anniversary of the date of grant. Prior to January 1, 2006, we typically issued options under the 2002 Plan that expired ten years after the date of grant. Under the terms of the Plan, the contractual life of the option grants may not exceed eight years. During the years ended December 31, 2008 and 2007, we issued options that expire five years from the date of grant. The Company expects that it will continue to issue options that expire five years from the date of grant for the foreseeable future.

Stock Compensation Expense—For the years ended December 31, 2008, 2007 and 2006, we recorded $6.6 million, $6.7 million and $5.8 million of stock-based compensation cost, respectively. No compensation expense for employees with stock options, including stock-based compensation expense, was capitalized during the periods. As of December 31, 2008, there was $9.6 million of unrecognized compensation cost related to share-based compensation arrangements that we expect to vest. The weighted-average period over which expense is expected to be recognized is 1.7 years.

Prior to the adoption of SFAS 123(R), we reported tax benefits from the exercise of stock options as an operating cash flow in our consolidated statements of cash flows. In the period beginning January 1, 2006, excess tax benefits from the exercise of stock options are presented as a cash inflow from financing activities. For the years ended December 31, 2008, 2007 and 2006 the total recognized tax benefits from the exercise of stock options were $6.9 million, $2.7 million and $4.4 million, respectively.

Fair Value Determination—We have used the Black-Scholes-Merton option pricing model to determine fair value of our awards on date of grant. We will reconsider the use of the Black-Scholes-Merton model if additional information becomes available in the future that indicates another model would be more appropriate or if grants issued in future periods have characteristics that cannot be reasonably estimated under this model.

The following weighted-average assumptions were used for option grants during the years ended December 31, 2008, 2007 and 2006:

Expected Volatility. The expected volatility of the options granted was estimated based upon historical volatility of the Company's share price through weekly observations of the Company's trading history.

Expected Term. The expected term of options granted to employees during 2008 and 2007 was determined from historical exercises of the grantee population. Due to a lack of historical exercise data, the expected term of option grants during 2006 and grants to our Board of Directors for all years were determined under the simplified calculation provided by SAB 107, *Share-Based Payments*, ((vesting term + original contractual term)/2).

Risk-free Interest Rate. The yield on zero-coupon U.S. Treasury strips was used to extrapolate a forward-yield curve. This "term structure" of future interest rates was then input into a numeric model to provide the equivalent risk-free rate to be used in the Black-Scholes-Merton model based on expected term of the underlying grants.

Dividend Yield. The Black-Scholes-Merton valuation model requires an expected dividend yield as an input. We have not issued dividends in the past nor do we expect to issue dividends in the future. As such, the dividend yield used in our valuations for all years presented was zero.

The following table summarizes weighted-average assumptions used in our calculations of fair value for the years ended December 31, 2008, 2007 and 2006:

	Year Ended December 31,		
	2008	**2007**	**2006**
Dividend yield	0.00%	0.00%	0.00%
Volatility	34.58%	35.62%	41.99%
Risk-free interest rate	1.81%	4.27%	4.68%
Expected life of options (in years)	2.96	3.10	3.50

Stock Option Activity—During the year ended December 31, 2008; we granted stock options to purchase 724,250 shares of class A common stock at a weighted-average exercise price of $45.27 per share, which reflects the fair market value of the shares on the date of grant. The weighted-average fair value of options granted during the years ended December 31, 2008, 2007 and 2006 as determined under the Black-Scholes-Merton valuation model, was $11.61, $11.55 and $11.13, respectively. These options vest in three equal installments over three years and have a contractual term of five years. Option grants that vested during the years ended December 31, 2008, 2007 and 2006 had a combined fair value of $6.3 million, $6.0 million and $4.9 million, respectively.

Information with respect to stock option activity and stock options outstanding at December 31, 2008, 2007 and 2006, was as follows:

	Number of Shares	Weighted Average Exercise Price	Aggregate Intrinsic Value (in thousands)
Shares under option, December 31, 2005	2,710,742	$20.38	
Options granted	609,500	$30.61	
Options exercised	(874,301)	$19.20	$12,666
Options cancelled and expired	(190,822)	$24.92	
Shares under option, December 31, 2006	2,255,119	$21.00	
Options granted	796,000	$36.41	
Options exercised	(635,471)	$20.57	$14,772
Options cancelled and expired	(114,406)	$27.33	
Shares under option, December 31, 2007	2,301,242	$28.30	
Options granted	724,250	$45.27	
Options exercised	(922,014)	$24.61	$24,383
Options cancelled and expired	(142,329)	$36.55	
Shares under option, December 31, 2008	1,961,149	$35.75	$36,164

The following table summarizes nonvested stock options for the year ended December 31, 2008:

	Number of Shares	Weighted Average Fair Value
Nonvested stock options at December 31, 2007	1,308,494	$11.04
Options granted	724,250	$11.61
Vested during period	(600,219)	$10.51
Options cancelled	(117,663)	$11.34
Nonvested shares under option, December 31, 2008	1,314,862	$11.51

Information concerning stock options exercisable and stock options expected to vest at December 31, 2008:

	Options Exercisable	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Aggregate Intrinsic Value (in thousands)
Stock options exercisable	646,287	4.3	$26.32	$18,015
Stock options expected to vest	1,184,382	3.7	$40.11	$16,676
Options exercisable and expected to vest	1,830,669			

11. Retirement Plans

We maintain nonqualified supplemental defined benefit pension plans for certain retired employees of an acquired company. The weighted average assumptions used in accounting for our pension plans in 2008, 2007 and 2006 were as follows:

	2008	2007	2006
Discount rate	5.75%	5.75%	5.75%
Expected return on plan assets	N/A	N/A	N/A
Rate of compensation increase	N/A	N/A	N/A

The discount rate is the estimated rate at which the obligation for pension benefits could effectively be settled. The plans were informally and partially funded beginning in 1999 through a rabbi trust. Pursuant to SFAS 132(R), *Employer's Disclosures about Pensions and Other Postretirement Benefits an amendment of FASB Statements No. 87, 88, and 106,* assets held in a rabbi trust are not eligible to be included in the calculation of plan status. At both December 31, 2008 and 2007, 100% of the rabbi trust assets were invested in a money market account with a commercial bank. The rate of compensation increase is not applicable as all covered employees have retired prior to 1998.

The following table sets forth the status of the plans (in thousands):

	Year Ended December 31,	
	2008	2007
Change in benefit obligation:		
Benefit obligation at beginning of period	$ 1,859	$ 1,885
Interest cost	104	105
Actuarial loss (gain)	(58)	54
Benefits paid	(175)	(185)
Benefit obligation at end of period	1,730	1,859
Change in plan assets:		
Fair value of plan assets at beginning of period	—	—
Employer contribution	175	185
Investment income	—	—
Benefits paid	(175)	(185)
Fair value of plan assets at end of period	—	—
Funded status at end of period	(1,730)	(1,859)
Unrecognized actuarial loss	148	206
Unrecognized prior-service cost	—	—
Net amount recognized at end of period	$(1,582)	$(1,653)

The components of net periodic pension cost for the Company's defined benefit plans are provided in the following table (in thousands):

	Year Ended December 31,		
	2008	2007	2006
Interest cost on projected benefit obligation	$104	$105	$105
Net amortization of prior-service cost and transition obligation	1	1	28
Net periodic pension cost	$105	$106	$133

The following table sets forth our estimated future benefit payments under our plans (in thousands):

For years ending December 31:	
2009	$171
2010	167
2011	164
2012	166
2013	162
Thereafter	900

In the fourth quarter of 2006, we adopted SFAS 158. Upon adoption, we increased our deferred income tax asset for pensions by $59 thousand to $832 thousand, increased our liability for pension benefits by $136 thousand to $1.9 million, and recorded $93 thousand, net of taxes, to other comprehensive income.

As of December 31, 2008, we maintained five qualified defined contribution plans in addition to an Employee Stock Ownership Plan (ESOP). Our qualified plans cover substantially all employees and comply with Section 401 of the Internal Revenue Code. Under four of these plans, we stipulated a basic matching contribution that matches a portion of the participants' contribution based upon a defined schedule. Contributions are invested by an independent investment company in one or more of several investment alternatives. The choice of investment alternatives is at the election of each participating employee. Additionally, we maintain one discretionary contribution plan. Annual contributions are at the discretion of the Company and are based on a percentage of eligible employees' compensation. Employees do contribute to this discretionary plan. Our contributions to the plan were approximately $18.5 million, $16.4 million and $11.1 million for the years ended December 31, 2008, 2007 and 2006, respectively.

Prior to 2008, we maintained non-qualified defined contribution supplemental retirement plans for certain key employees. Under these plans we accrued a stated annual amount, which could also include interest at the greater of 10% or our annual rate of return on investments. We incurred expenses associated with these plans and contributed $50 thousand for the year ended December 31, 2006. In 2007, these plans were terminated and no contributions were made. See Note 10 for more detail regarding the termination of one of these plans.

We also maintain an ESSP (a non-qualified deferred compensation plan) for certain key employees. Under this plan, eligible employees may defer up to 75% of qualified annual base compensation and 100% of bonus. In the ESSP, participant deferral accounts are credited with a rate of return based on investment elections as selected by the participant. The assets related to the ESSP are held in a rabbi trust owned by the Company for benefit of the participating employees. The trust investments are in the form of variable universal life insurance products, which are owned by the Company (COLI). These investments seek to replicate the return of the participant investment elections. Participant contributions to this plan were approximately $5.1 million, $4.8 million and $3.3 million for the years ended December 31, 2008, 2007 and 2006, respectively.

On December 18, 1998, the Board of Directors approved the establishment of a qualified ESOP, effective January 1, 1999, for the benefit of substantially all of our U.S. domestic-based employees. The ESOP is non-leveraged and is funded entirely through Company contributions based on a percentage of eligible employee compensation, as defined in the plan. Participants must be employees of the Company or eligible Company subsidiaries and must meet minimum service requirements to be eligible for annual contributions. The ESOP specifies a five-year vesting schedule over which participants become vested in the Class A common stock allocated to their participant account. The amount of our annual contribution to the ESOP is at the discretion of our Board of Directors.

For the years ended December 31, 2008, 2007 and 2006, we recorded $2.7 million, $3.3 million and $2.6 million, respectively, as compensation expense related to ESOP contributions. Shares contributed to the ESOP in 2008, 2007 and 2006, were 51,581, 76,011 and 86,227, respectively, of Class A common stock. We had a balance in unearned ESOP shares of $0.0 and $0.3 million at December 31, 2008 and 2007, respectively.

As required under SOP 93-6, *Employers' Accounting for Employee Stock Ownership Plans*, compensation expense is recorded for shares committed to be released to employees based on the fair market value of those shares in the period in which they are committed to be released. For the years ended December 31, 2008, 2007 and 2006, new shares were issued to satisfy this obligation.

12. Income Taxes

The domestic and foreign components of income before provision for income taxes and minority interest; and without discontinued operations were as follows (in thousands):

	Year Ended December 31,		
	2008	2007	2006
Domestic	$150,006	$110,189	$90,225
Foreign	(89)	(40)	196
	$149,917	$110,149	$90,421

The provision for income taxes was comprised of the following components (in thousands), and without discontinued operations:

	Year Ended December 31,		
	2008	2007	2006
Current provision (benefit):			
Federal	$38,552	$27,067	$26,992
State	5,639	4,593	4,665
Foreign	315	(5)	228
	44,506	31,655	31,885
Deferred provision (benefit):			
Federal	6,659	137	(1,192)
State	1,498	(440)	(231)
	8,157	(303)	(1,423)
Provision resulting from allocating tax benefits directly to additional paid in capital and changes in FIN 48 liabilities:			
Federal	6,045	9,541	3,731
State	959	1,905	632
	7,004	11,446	4,363
Total provision for income taxes	$59,667	$42,798	$34,825

There were no discontinued operations for the year ended December 31, 2008. Net income tax benefit on discontinued operations was $0.1 million and $2.6 million and the effective tax rates were 41.3% and 35.0% for the years ended December 31, 2007 and 2006, respectively.

For 2008, the non-current provision for income tax includes $6.8 million from amounts arising from the exercise of stock options allocated to equity; and $0.2 million related to FIN 48 liabilities. For 2007, the non-current provision includes $2.7 million for exercise of stock options and $8.6 million for payment of a stock based Supplemental Executive Retirement Plan for the benefit of Mr. Pedersen (GJP SERP), both allocated to equity; and $0.1 million related to FIN 48 liabilities. For 2006, the non-current provision represents only amounts for the exercise of stock options allocated to equity.

The provision for income taxes varies from the amount of income tax determined by applying the applicable U.S. statutory tax rate to pre-tax income, as a result of discontinued operations and the following:

	Year Ended December 31,		
	2008	2007	2006
Statutory U.S. Federal tax rate	35.0%	35.0%	35.0%
Increase (decrease) in rate resulting from:			
State taxes—net of Federal benefit	3.5	3.6	3.6
Foreign taxes	—	—	(0.1)
Adjustment to prior year's Federal, state and foreign taxes	(0.6)	(0.3)	(0.3)
Nondeductible items:			
Meals and entertainment	0.3	0.3	0.3
Compensation	1.6	0.4	(0.1)
Other, net	—	(0.1)	0.1
Effective tax rate	39.8%	38.9%	38.5%

The Company paid income taxes, net of refunds, of $40.0 million, $31.3 million and $30.4 million for the years ended December 31, 2008, 2007 and 2006, respectively.

Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. A summary of the tax effect of the significant components of deferred income taxes, without discontinued operation, follows (in thousands):

	December 31,	
	2008	2007
Gross deferred tax liabilities:		
Unbilled receivables	$ 7,476	$ 7,191
Goodwill and other assets	43,459	36,887
Property & Equipment	1,717	219
Total deferred tax liabilities	52,652	44,297
Gross deferred tax assets:		
Capital and State operating loss carryforwards	(184)	(186)
Retirement and other liabilities	(18,438)	(18,690)
Allowance for potential contract losses and other contract reserves	(3,044)	(2,691)
Total deferred tax assets	(21,666)	(21,567)
Net deferred tax liabilities	$ 30,986	$ 22,730

The tax benefits associated with nonqualified stock options, disqualifying dispositions of incentive stock options and a stock based SERP reduced the current taxes payable by $6.8 million in 2008 and $11.3 million in 2007. Such benefits were recorded as an increase to additional paid-in capital.

At December 31, 2008, we had state net operating losses of approximately $0.3 million that expire beginning 2013 through 2028.

In 2005, a $1.3 million valuation allowance against certain state net operating losses incurred by our MSM Security Services subsidiary (MSM) was reflected in discontinued operations. In 2006, this valuation allowance increased to $2.0 million and was transferred into continuing operations after the merger of MSM, Inc. into MSM, LLC on December 18, 2006. In 2007, $0.3 million of this valuation allowance was removed, as the related deferred tax asset became utilizable; and the balance was removed, as the related tax asset is an unrecognized tax benefit, which is not more likely than not of being recognized.

Adoption of FIN 48

In June 2006, the FASB issued FIN 48, which clarifies the accounting for uncertainty in tax positions. FIN 48 seeks to reduce the diversity in accounting practices used in regards to uncertain tax positions by prescribing a recognition threshold and measurement criteria for benefits related to income taxes.

Effective January 1, 2007, we adopted the provisions of FIN 48. Previously, the Company had accounted for tax contingencies in accordance with SFAS 5, *Accounting for Contingencies*. As required by FIN 48, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority.

At the adoption date, the Company applied FIN 48 to all tax positions for which the statute of limitations remained open. As a result of the implementation of FIN 48, the Company recognized an increase of approximately $0.1 million in the liability for net unrecognized tax benefits, interest and penalties, which was accounted for as a reduction to the January 1, 2007 balance of retained earnings.

The total liability for gross unrecognized tax benefits as of January 1, 2007, was $1.3 million. That amount included $0.3 million of unrecognized net tax benefits which, if ultimately recognized, would reduce the Company's annual effective tax rate in a future period. From January 1, 2007 through December 31, 2007, there were changes in the liability for gross unrecognized tax benefits totaling $1.0 million in gross unrecognized tax benefits. Additionally, the SRS and MBI acquisitions in 2007 added additional liabilities for gross unrecognized tax benefits of $0.7 million. Since December 31, 2007, there were changes in the liabilities for gross unrecognized tax benefits totaling $(1.4) million in gross unrecognized tax benefits. A reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits is as follows (in thousands):

	December 31, 2008	December 31, 2007
Gross unrecognized tax benefits at beginning of year	$ 2,962	$ 1,310
Increases in tax positions related to prior years	85	1,096
Decreases in tax positions for prior years	(107)	(111)
Increases in tax positions for current year	231	392
Settlements	(1,642)	(366)
Lapse in statute of limitations	(7)	(30)
Acquisitions—increase in tax positions for prior years	—	2,966
Acquisitions—decrease in tax positions for prior years	(6)	(2,295)
Gross unrecognized tax benefits at end of year	$ 1,516	$ 2,962

The total liability for gross unrecognized tax benefits as of December 31, 2008 and 2007, were $1.5 million and $3.0 million, respectively. That amount includes $1.2 million and $2.1 million, respectively, of unrecognized net tax benefits which, if ultimately recognized, would reduce the Company's annual effective tax rate in a future period.

The Company is subject to income taxes in the U.S and various state and foreign jurisdictions. Tax statutes and regulations within each jurisdiction are subject to the interpretation and require significant judgment to apply. The Company is currently under examination by one state jurisdiction for years subsequent to 2003. Two state audits relating to pre-2003 years were settled in 2007. Otherwise, the Company is no longer subject to U.S., state, or non-U.S. income tax examinations by tax authorities for the years before 2003. In 2008 the Company settled an audit by the Internal Revenue Service for amended 2003 and 2004 U.S. tax returns filed to claim research and experimentation credits and the unrecognized tax benefits were recognized. Also, in 2008 the Company settled an amnesty case with Belgium for all years prior to 2008 and the unrecognized tax benefits were recognized. The Company believes it is reasonably possible that $0.2 million of gross unrecognized tax benefits will be settled within the next twelve months due to expirations of statute of limitations.

The Company recognizes interest accrued, related to net unrecognized tax benefits, in interest expense; and penalties, in general and administrative expenses; for all periods presented. The Company had accrued approximately $0.1 million for the payment of interest and penalties at adoption. $0.1 million of interest, accrued prior to the adoption of FIN 48, was paid for the two settled state audits in 2007. Subsequent changes in 2007 to accrued interest and penalties have been an increase of $0.1 million. At December 31, 2008, accrued interest and penalties relating to net unrecognized tax benefits was $0.2 million.

13. Business Segment and Geographic Area Information

We operate as one segment, delivering a broad array of information technology and technical services solutions under contracts with the U.S. government, state and local governments and commercial customers. Our federal government customers typically exercise independent contracting authority, and even offices or divisions within an agency or department may directly, or through a prime contractor, use our services as a separate customer so long as that customer has independent decision-making and contracting authority within its organization. Revenues from the U.S. government under prime contracts and subcontracts, as compared to total contract revenues, were approximately 98.1%, 97.7% and 97.8% for the years ended December 31, 2008, 2007 and 2006, respectively. There were no sales to any customers within a single country (except for the United States) where the sales accounted for 10% or more of total revenue. We treat sales to U.S. government customers as sales within the United States regardless of where the services are performed. Substantially all assets of continuing operations were held in the United States for the years ended December 31, 2008, 2007 and 2006. Revenues by geographic customer and the related percentages of total revenues for the years ended December 31, 2008, 2007 and 2006, were as follows (dollars in thousands):

	Year Ended December 31,					
	2008		2007		2006	
United States	$1,849,662	98.9%	$1,428,975	98.7%	$1,124,888	98.9%
International	21,217	1.1	19,123	1.3	12,290	1.1
	$1,870,879	100.0%	$1,448,098	100.0%	$1,137,178	100.0%

In 2008 and 2007 our Countermine contract exceeded 10% of total revenues from external customers.

	Year Ended December 31,					
	2008	%	2007	%	2006	%
	(dollars in thousands)					
Revenues from external customers:						
Countermine	$ 309,785	16.6%	$ 209,188	14.4%	$ 102,435	9.0%
All other contracts	1,561,094	83.4%	1,238,910	85.6%	1,034,743	91.0%
ManTech Consolidated	$1,870,879	100.0%	$1,448,098	100.0%	$1,137,178	100.0%
Operating Income:						
Countermine	$ 8,532	5.6%	$ 5,832	5.1%	$ 3,422	3.8%
All other contracts	144,826	94.4%	107,872	94.9%	87,228	96.2%
ManTech Consolidated	$ 153,358	100.0%	$ 113,704	100.0%	$ 90,650	100.0%
Receivables:						
Countermine	$ 31,801	7.8%	$ 22,540	6.7%	$ 16,962	7.2%
All other contracts	375,447	92.2%	314,927	93.3%	219,483	92.8%
ManTech Consolidated	$ 407,248	100.0%	$ 337,467	100.0%	$ 236,445	100.0%

Disclosure items required under SFAS 131, *Disclosures about Segments of an Enterprise and Related Information,* including interest revenue, interest expense, depreciation and amortization, costs for stock-based compensation programs, certain unallowable costs as determined under Federal Acquisition Regulations, and expenditures for segment assets are not applicable as we review those items on a consolidated basis.

14. Investments

GSE Systems, Inc.—On October 21, 2003, we sold all of our equity interests in GSE Systems, Inc. (GSE), and a $0.7 million note receivable from GSE, to GP Strategies Corporation (GP Strategies) in exchange for a note with a principal amount of $5.3 million, which was due in October 2008. The note from GP Strategies bore interest at 5% per annum and was payable quarterly in arrears. In May 2008, GP Strategies repaid the principal amount of the note receivable, less an amount deducted for early payment, plus all accrued interest through the date of repayment for a total payment amount of $5.2 million.

15. Discontinued Operations

In 2005, we reached a final corporate determination to exit the personnel security investigation services business and discontinue operations at our MSM subsidiary. We reached the determination to sell our MSM subsidiary after we concluded that the MSM business no longer furthered our long-term strategic objectives.

On February 23, 2007, we sold MSM to MSM Security Services Holdings, LLC for $3.0 million in cash. The sale resulted in a pre-tax gain of $0.6 million recorded in the first quarter of 2007. MSM Security Services Holdings LLC is solely owned by George J. Pedersen, our Chairman and CEO. Mr. Pedersen presented an offer to our Board of Directors to purchase our MSM subsidiary. Mr. Pedersen's offer exceeded the value of any other definitive offer extended to the Company. The transaction was approved by our independent directors after receiving unanimous recommendation for approval of the transaction from a special committee of the Board of Directors, comprised solely of independent directors. The special committee had retained the services of independent legal counsel and independent financial advisors to advise the committee and assist it in connection with its duties.

Our consolidated financial statements and related note disclosures reflect the MSM subsidiary as long-lived assets to be disposed of by sale for all periods presented in accordance with SFAS 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* As such, MSM was classified as held for sale in our consolidated balance sheets and discontinued operations, net of applicable income taxes in our consolidated statements of income.

The following discloses the results of the discontinued operations of MSM for the years ended December 31, 2007 and 2006 (in thousands):

	Year Ended December 31,	
	2007	**2006**
Revenue	$1,829	$14,367
Loss before income taxes	$ (749)	$ (7,530)
Net loss	$ (458)	$ (4,895)

The following is a summary of the assets and liabilities held for sale related to MSM at December 31, 2006 (in thousands):

	December 31, 2006
Receivables, net	$2,674
Prepaid expenses and other	70
Property and equipment	629
Total Assets	$3,373
Accounts payable and accrued expenses	$ 724
Accrued salaries and related expenses	369
Billings in excess of revenue earned	670
Other liabilities	52
Total Liabilities	$1,815

16. Gain on Disposal of Operations

On October 31, 2006, we sold assets related to our NetWitness® operation to the NetWitness Acquisition Corporation, an unrelated third party, for $2.0 million in cash and an equity stake in the new company of less than 5%. The sale of NetWitness® included $1.0 million in goodwill and a fully amortized intangible asset with a cost basis of $0.4 million. We recorded a pre-tax gain of approximately $1.0 million on the transaction

17. Fair Value Measurements

In September 2006, the FASB issued SFAS 157, *Fair Value Measurements*, which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 applies to other accounting pronouncements that require or permit fair value measurements, but does not require any new fair value measurements.

SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (exit price) in an orderly transaction between market participants at the measurement date. The principal market, as prescribed by SFAS 157, is the market in which the reporting entity would sell the asset or transfer the liability with the greatest volume and level of activity for the asset or liability. If there is no principal market, the most advantageous market is used. This is the market in which the reporting entity would sell the asset or transfer the liability with the price that maximizes the amount that would be received for the asset or minimizes the amount that would be paid to transfer the liability. SFAS 157 clarifies that fair value should be based on assumptions market participants would make in pricing the asset or liability. Where available, fair value is based on observable quoted market prices or derived from observable market data. Where observable prices or inputs are not available, valuation models are used (e.g. Black-Scholes-Merton or a binomial model).

Effective January 1, 2008, financial and non-financial assets and liabilities recorded at fair value on a recurring basis on our consolidated balance sheet were categorized based on the priority of the inputs used in the valuation technique to measure fair value. SFAS 157 established a three level fair value hierarchy to classify the inputs used in measuring fair value as follows:

Level 1—Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.

Level 2—Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

Level 3—Inputs are unobservable inputs, which reflect the reporting entity's own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

As of December 31, 2008, our financial assets measured at fair value consisted of mutual fund investments. All assets are held in a rabbi trust for the benefit of the participants. Our financial assets are all valued based on observable quoted market prices.

The following table summarizes the financial assets measured at fair value on a recurring basis as of December 31, 2008 and the level they fall within the fair value hierarchy (in thousands):

	At December 31, 2008 Fair Value Measurements Using			
	Quoted Prices in Active Markets for Identical Assets (Level One)	Significant Other Observable Inputs (Level Two)	Significant Unobservable Inputs (Level Three)	Total
Assets:				
Employee deferred compensation plan assets	$241	$—	$—	$241

At December 31, 2008, the liability related to the Employee Deferred Compensation Plan assets listed above totaled approximately $0.2 million.

On February 12, 2008, the FASB issued FSP No. 157-2, *Effective Date of FASB Statement No. 157*, which delays the effective date of SFAS 157 for nonfinancial assets and liabilities to fiscal years beginning after November 15, 2008, although early adoption is permitted. We do not expect the adoption of FSP 157-2 will have a material impact on our consolidated financial statements.

We also maintain an Employee Supplemental Saving Plan, which holds investments in the form of variable universal life insurance policies. These assets are reported at their cash surrender value, in accordance with FASB Technical Bulletin 85-4, *Accounting for Purchases of Life Insurance*. The cash surrender value is considered to be the net realizable value, which does not equal fair value even though the amounts at times may be close to fair value.

18. Quarterly Financial Data (Unaudited)

The following tables set forth selected unaudited quarterly financial data. The quarterly financial data reflects, in the opinion of the Company, all normal and recurring adjustments necessary to present fairly the results of operations for such periods. Results of any one or more quarters are not necessarily indicative of annual results or continuing trends.

	2008 Quarters Ended			
(in thousands, except per share data)	March 31,	June 30,	September 30,	December 31,
Revenues	$425,072	$464,970	$486,128	$494,709
Cost of services	355,718	391,364	407,973	410,143
General and administrative expenses	34,800	36,496	37,831	43,196
Operating income	34,554	37,110	40,324	41,370
Interest expense	(1,642)	(969)	(962)	(405)
Interest income	211	131	369	101
Other (expense) income, net	(120)	(12)	(223)	122
Income before provision for income taxes	33,003	36,260	39,508	41,188
Net income	$ 19,933	$ 21,896	$ 23,864	$ 24,599
Basic net income per share—Class A common stock	$ 0.58	$ 0.63	$ 0.68	$ 0.69
Weighted average shares outstanding—Class A	20,319	20,835	21,297	21,470
Basic net income per share—Class B common stock	$ 0.58	$ 0.63	$ 0.68	$ 0.69
Weighted average shares outstanding—Class B	14,238	14,033	13,958	13,958
Diluted net income per share—Class A common stock	$ 0.57	$ 0.62	$ 0.67	$ 0.69
Weighted average shares outstanding—Class A	20,782	21,298	21,755	21,821
Diluted net income per share—Class B common stock	$ 0.57	$ 0.62	$ 0.67	$ 0.69
Weighted average shares outstanding—Class B	14,238	14,033	13,958	13,958

	2007 Quarters Ended			
(in thousands, except per share data)	March 31,	June 30,	September 30,	December 31,
Revenues	$294,285	$348,700	$383,359	$421,754
Cost of services	246,903	292,253	321,133	353,861
General and administrative expenses	26,019	30,968	31,804	31,453
Operating income	21,363	25,479	30,422	36,440
Interest income (expense), net	327	(910)	(1,734)	(1,525)
Other income (expense), net	12	334	(84)	1
Income before provision for income taxes	21,702	24,903	28,604	34,916
Net income	$ 13,248	$ 15,104	$ 17,475	$ 21,380
Basic net income per share—Class A common stock	$ 0.39	$ 0.44	$ 0.51	$ 0.62
Weighted average shares outstanding—Class A	19,306	19,575	19,779	20,064
Basic net income per share—Class B common stock	$ 0.39	$ 0.44	$ 0.51	$ 0.62
Weighted average shares outstanding—Class B	14,570	14,428	14,382	14,346
Diluted net income per share—Class A common stock	$ 0.39	$ 0.44	$ 0.51	$ 0.61
Weighted average shares outstanding—Class A	19,771	19,965	20,181	20,522
Diluted net income per share—Class B common stock	$ 0.39	$ 0.44	$ 0.51	$ 0.61
Weighted average shares outstanding—Class B	14,570	14,428	14,382	14,346

Item 9. ***Changes in and Disagreements With Accountants on Accounting and Financial Disclosure***

The Company has had no disagreements with its auditors on accounting principles, practices or financial statement disclosure during and through the date of the financial statements included in this Report.

Item 9A. ***Controls and Procedures***

We performed an assessment as of December 31, 2008 of the effectiveness of the design and operation of our disclosure controls and procedures and our internal control over financial reporting. This assessment was done under the supervision and with the participation of management, including our principal executive officer and principal financial officer. Included as Exhibits 31.1 and 31.2 to this Annual Report on Form 10-K are forms of "Certification" of our principal executive officer (our Chairman of the Board and Chief Executive Officer) and our principal financial officer (our Chief Financial Officer). The forms of Certification are required in accordance with Section 302 of the Sarbanes-Oxley Act of 2002. This section of the Annual Report on Form 10-K that you are currently reading is the information concerning the assessment referred to in the Section 302 certifications and required by the rules and regulations of the SEC. You should read this information in conjunction with the Section 302 certifications for a more complete understanding of the topics presented.

Disclosure Controls and Procedures and Internal Control over Financial Reporting. Management is responsible for establishing and maintaining adequate disclosure controls and procedures and internal control over financial reporting. Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in our reports filed or submitted under the Exchange Act, such as this Annual Report on Form 10-K, is accurately recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures are also designed to provide reasonable assurance that such information is accumulated and communicated to our management, including our principal executive officer and our principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Internal control over financial reporting is a process designed by, or under the supervision of our principal executive officer and our principal financial officer, and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and that our receipts and expenditures are being made only in accordance with authorizations of management or our Board of Directors; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material adverse effect on our financial statements.

Limitations on the Effectiveness of Controls. Management, including our principal executive officer and our principal financial officer, do not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no assessment of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management's override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Scope of the Assessments. The assessment by our principal executive officer and our principal financial officer of our disclosure controls and procedures and the assessment by our management of our internal control over financial reporting included a review of procedures and documents and discussions with other employees in our organization in order to evaluate the adequacy of our internal control system design. In the course of the evaluation, we sought to identify exposure to unprevented or undetected data errors, control problems or acts of fraud and to confirm that appropriate corrective action, including process improvements, were being undertaken. The assessment also included testing of properly designed controls to verify their effective performance. Our management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control—Integrated Framework* to assess the effectiveness of our internal control over financial reporting.

We assess our disclosure controls and procedures and our internal control over financial reporting on an ongoing basis so that the conclusions concerning controls effectiveness can be reported in our Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. We consider the results of these assessment activities as we monitor our disclosure controls and procedures and our internal control over financial reporting. Our intent is to ensure that disclosure controls and procedures and internal control over financial reporting will be maintained and updated as conditions warrant. Among other matters, we sought in our assessment to determine whether there were any "material weaknesses" in our internal control over financial reporting, or whether we had identified any acts of fraud involving senior management, management or other personnel who have a significant role in our internal control over financial reporting. This information was important both for the assessment generally and because the Section 302 certifications require that our principal executive officer and our principal financial officer disclose that information, along with any "significant deficiencies," to the Audit Committee of our Board of Directors, and to our independent auditors and to report on related matters in this section of the Annual Report on Form 10-K.

Assessment of Effectiveness of Disclosure Controls and Procedures. Based upon the assessments, our principal executive officer and our principal financial officer have concluded that as of December 31, 2008 our disclosure controls and procedures were effective.

Management's Report on Internal Control Over Financial Reporting. Management is responsible for establishing and maintaining adequate control over financial reporting. Management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control—Integrated Framework* to assess the effectiveness of our internal control over financial reporting. Based upon the assessments, our management has concluded that as of December 31, 2008 our internal control over financial reporting was effective. Our independent registered public accounting firm issued an attestation report concerning our internal control over financial reporting, which appears further in this Annual Report.

Changes in Internal Control over Financial Reporting. During the three months ended December 31, 2008, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control for financial reporting.

Item 9B. ***Other Information***

None.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Stockholders of
ManTech International Corporation
Fairfax, Virginia

We have audited the internal control over financial reporting of ManTech International Corporation and subsidiaries (the "Company") as of December 31, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2008 of the Company and our report dated February 27, 2009 expressed an unqualified opinion on those financial statements and financial statement schedule and included an explanatory paragraph regarding the Company's adoption of a new standard for accounting for uncertain income tax positions.

/s/ DELOITTE & TOUCHE LLP

McLean, Virginia
February 27, 2009

PART III

Item 10. *Directors and Executive Officers of the Registrant and Corporate Governance*

The information concerning our directors and executive officers required by Item 401 of Regulation S-K is included under the captions "Election of Directors" and "Executive Officers," respectively, in our definitive Proxy Statement to be filed with the Securities and Exchange Commission (SEC) in connection with our 2009 Annual Meeting of Stockholders (the "2009 Proxy Statement"), and that information is incorporated by reference in this Annual Report on Form 10-K.

The information required by Item 405 of Regulation S-K concerning compliance with Section 16(a) of the Exchange Act is included under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" in our 2009 Proxy Statement, and that information is incorporated by reference in this Annual Report on Form 10-K.

We have adopted *Standards of Ethics and Business Conduct*, which sets forth the policies comprising our code of conduct. These policies satisfy the SEC's requirements (including Item 406 of Regulation S-K) for a "code of ethics" applicable to our principal executive officer, principal financial officer, principal accounting officer, controller or persons performing similar functions, as well as Nasdaq's requirements for a code of conduct applicable to all directors, officers and employees. Among other principles, our *Standards of Ethics and Business Conduct* includes guidelines relating to the ethical handling of actual or potential conflicts of interest, compliance with laws, accurate financial reporting and procedures for promoting compliance with (and reporting violations of) these standards. A copy of our *Standards of Ethics and Business Conduct* is available on the investor relations section of our website: www.mantech.com. We are required to disclose any amendment to, or waiver from, a provision of our code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer, controller and persons performing similar functions. We intend to use our website as a method of disseminating this disclosure as permitted by applicable SEC rules.

The information required by Item 407(c)(3) of Regulation S-K concerning the procedures by which our stockholders may recommend nominees to our Board of Directors is included under the caption "Director Nominations" in our 2009 Proxy Statement and that information is incorporated by reference in this Annual Report on Form 10-K.

The information required by Item 407(d)(4) of Regulation S-K concerning the Audit Committee is included under the caption "Report of the Audit Committee" in our 2009 Proxy Statement and that information is incorporated by reference in this Annual Report on Form 10-K.

The information required by Item 407(d)(5) of Regulation S-K concerning the designation of an audit committee financial expert is included under the caption "Report of the Audit Committee" in our 2009 Proxy Statement and that information is incorporated by reference in this Annual Report on Form 10-K.

Item 11. *Executive Compensation*

The information required by this Item 11 is included under the captions "Compensation Committee Report" and "Compensation Discussion and Analysis" and the related text and tables in our 2009 Proxy Statement and that information (except for the information required by Item 402(k) and Item 402(l) of Regulation S-K) is incorporated by reference in this Annual Report on Form 10-K.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by this Item 12 is included under the captions "Ownership by Our Directors and Executive Officers," "Ownership by Holders of More Than 5% of Our Class A Common Stock" and "Securities Authorized for Issuance under Equity Compensation Plans" in our 2009 Proxy Statement and that information is incorporated by reference in this Annual Report on Form 10-K.

Item 13. *Certain Relationships and Related Transactions and Director Independence*

The information required by this Item 13 is included under the caption "Certain Relationships and Related Transactions" and "Independence of Directors and Audit Committee Financial Experts" in our 2009 Proxy Statement and that information is incorporated by reference in this Annual Report on Form 10-K.

Item 14. *Principal Accounting Fees and Services*

The information required by this Item 14 is included under the captions "Ratification of Appointment of Independent Auditors—Fees Paid to Deloitte & Touche LLP" and "—Policy Regarding Audit Committee Pre-Approval of Audit and Permitted Non-audit Services" in our 2009 Proxy Statement and that information is incorporated by reference in this Annual Report on Form 10-K.

PART IV

Item 15. *Exhibits and Financial Statement Schedules*

(a) The following documents are filed as a part of this Annual Report on Form 10-K:

(1) All financial statements:

DESCRIPTION	
Report of Independent Registered Public Accounting Firm on the Consolidated Financial Statements and Financial Statement Schedule	46
Consolidated Balance Sheets as of December 31, 2008 and 2007	47
Consolidated Statements of Income for the years ended December 31, 2008, 2007 and 2006	48
Consolidated Statements of Comprehensive Income for the years ended December 31, 2008, 2007 and 2006	49
Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 2008, 2007 and 2006	50
Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2007 and 2006	51-52
Notes to Consolidated Financial Statements	53-81

(2) Financial statement schedule: 91

SCHEDULE NO.	DESCRIPTION
Schedule II	Valuation and Qualifying Accounts for the years ended December 31, 2008, 2007 and 2006

(3) Exhibits required by Item 601 of Regulation S-K (each management contract or compensatory plan or arrangement required to be filed as an exhibit to this annual report pursuant to Item 15(b) of this annual report is identified in the Exhibit list below):

Exhibit Number	Document Description
3.1	Second Amended and Restated Certificate of Incorporation of the registrant as filed with the Secretary of State of the State of Delaware on January 30, 2002 (incorporated herein by reference from registrant's Registration Statement on Form S-1 (File No. 333-73946), as filed with the Commission on November 23, 2002, as amended).
3.2	Second Amended and Restated Bylaws of the registrant (incorporated herein by reference from registrant's Annual Report on Form 10-K for the year ended December 31, 2003).
4.1	Form of Common Stock Certificate (incorporated herein by reference from registrant's Registration Statement on Form S-1 (File No. 333-73946), as filed with the Commission on November 23, 2002, as amended).
4.2	Credit Agreement with Bank of America, N.A. (as Administrative Agent and L/C Issuer), Citizens Bank of Pennsylvania (as Syndication Agent), PNC Bank, National Association and Branch Banking and Trust Company (each as a Documentation Agent) and the other lender parties thereto, dated April 30, 2007 (incorporated herein by reference from registrant's Current Report on Form 8-K filed with the SEC on May 1, 2007).
10.1*	Retention Agreement, effective as of January 1, 2002, between George J. Pedersen and the registrant (incorporated herein by reference from registrant's Registration Statement on Form S-1 (File No. 333-73946), as filed with the Commission on November 23, 2001, as amended).

Exhibit Number	Document Description
10.2*	Management Incentive Plan of ManTech International Corporation, 2006 Restatement (incorporated herein by reference from registrant's Registration Statement on Form S-8 (File No. 333-137129), as filed with the Commission on September 6, 2006).
10.3*	Form of Term Sheet for ManTech International Corporation Management Incentive Plan Non-Qualified Stock Option (incorporated herein by reference from registrant's Current Report on Form 8-K, as filed with the SEC on March 13, 2006).
10.4*	Standard Terms and Conditions for Options Granted under Management Incentive Plan (incorporated herein by reference from registrant's Current Report on Form 8-K, as filed with the SEC on March 13, 2006).
10.5*	ManTech International Corporation Supplemental Executive Retirement Plan (f/b/o George J. Pedersen), amended and restated effective January 1, 2005 (incorporated herein by reference from registrant's Current Report on Form 8-K, as filed with the SEC on March 13, 2006).
10.6*	Form of Confidentiality, Non-Competition and Non-Solicitation Agreement, effective as of February 7, 2002, between specified executive officers and the registrant (incorporated herein by reference from registrant's Registration Statement on Form S-1 (File No. 333-73946), as filed with the Commission on November 23, 2001, as amended).
10.7*	ManTech International Corporation 2008 Incentive Compensation Plan, adopted on March 10, 2008 to help attract, retain and motivate participants including our CEO, President, CFO and the presidents of our principal business units, as well as certain other key members of senior management identified by our CEO and our President (incorporated herein by reference from registrant's Current Report on Form 8-K filed with the SEC on March 13, 2008).
10.8*	Form of Term Sheet for 2008 Incentive Compensation Plan – Corporate Executive (incorporated herein by reference from registrant's Current Report on Form 8-K filed with the SEC on March 13, 2008).
10.9*	Form of Term Sheet for 2008 Incentive Compensation Plan – Subsidiary and Division President (incorporated herein by reference from registrant's Current Report on Form 8-K filed with the SEC on March 13, 2008).
21.1‡	Subsidiaries of the Company.
23.1‡	Independent Registered Public Accounting Firm Consent.
24.1	Power of Attorney (included on signature page).
31.1‡	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.
31.2‡	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.
32 ‡	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934, as amended.

‡ Filed herewith.

* Management contract or compensatory plan or arrangement required to be filed as an Exhibit to this report pursuant to Item 14(c).

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MANTECH INTERNATIONAL CORPORATION

By:	/s/ GEORGE J. PEDERSEN
Name:	**George J. Pedersen**
Title:	**Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)**
Date:	**February 27, 2009**

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated. Each person whose signature appears below hereby constitutes and appoints each of George J. Pedersen and Kevin M. Phillips as his attorney-in-fact and agent, with full power of substitution and resubstitution for him in any and all capacities, to sign any or all amendments to this Report and to file same, with exhibits thereto and other documents in connection therewith, granting unto such attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary in connection with such matters and hereby ratifying and confirming all that such attorney-in-fact and agent or his substitutes may do or cause to be done by virtue hereof.

Name and Signature	Title	Date
/s/ GEORGE J. PEDERSEN **George J. Pedersen**	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)	February 27, 2009
/s/ KEVIN M. PHILLIPS **Kevin M. Phillips**	Executive VP and Chief Financial Officer (Principal Financial Officer)	February 27, 2009
/s/ JOHN J. FITZGERALD **John J. Fitzgerald**	Senior VP Finance and Controller (Principal Accounting Officer)	February 27, 2009
/s/ RICHARD L. ARMITAGE **Richard L. Armitage**	Director	February 27, 2009
/s/ MARY K. BUSH **Mary K. Bush**	Director	February 27, 2009
/s/ BARRY G. CAMPBELL **Barry G. Campbell**	Director	February 27, 2009
/s/ ROBERT A. COLEMAN **Robert A. Coleman**	Director and President and Chief Operating Officer	February 27, 2009
/s/ WALTER R. FATZINGER, JR. **Walter R. Fatzinger, Jr.**	Director	February 27, 2009

Name and Signature	Title	Date
/s/ DAVID E. JEREMIAH **David E. Jeremiah**	Director	February 27, 2009
/s/ RICHARD J. KERR **Richard J. Kerr**	Director	February 27, 2009
/s/ KENNETH A. MINIHAN **Kenneth A. Minihan**	Director	February 27, 2009
/s/ STEPHEN W. PORTER **Stephen W. Porter**	Director	February 27, 2009

SCHEDULE II

Valuation and Qualifying Accounts

Activity in the Company's allowance accounts for the years ended December 31, 2008, 2007 and 2006 was as follows (in thousands):

	Doubtful Accounts				
	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions	Other*	Balance at End of Period
2006	$5,129	48	(869)	1,210	$5,518
2007	$5,518	(372)	(936)	1,943	$6,153
2008	$6,153	197	216	1,755	$8,321

* Other represents doubtful account reserves recorded as part of Net Revenues for estimated customer disallowances as well as acquisition related reserves. In 2006, we added $25 thousand from the addition of GRS Solutions, Inc. In 2007, we added $433 thousand from the addition of SRS Technologies and $272 thousand from the addition of McDonald Bradley, Inc. (MBI). In 2008, we added $110 thousand from the addition of MBI, $467 thousand from the addition of Emerging Technologies Group USA, Inc. and $472 thousand from the addition of EWA Services, Inc.

	Deferred Tax Asset Valuation				
	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions	Other	Balance at End of Period
2006	$1,352	—	—	611	$1,963
2007	$1,963	(264)	—	(1,699)	$ —
2008	$ —	—	—	—	$ —

	Other Valuation Accounts **				
	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions	Other	Balance at End of Period
2006	$ 550	—	—	—	$ 550
2007	$ 550	(19)	(531)	—	$ —
2008	$ —	—	—	—	$ —

** Other valuation accounts are for inventory.

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Corporation Information

Corporate Headquarters

ManTech International Corporation
12015 Lee Jackson Highway
Suite 800
Fairfax, VA 22033-3300
Main: (703) 218-6000
Fax: (703) 218-8296

Website

www.mantech.com

Employment

It is ManTech's policy to recruit, hire, employ, train and promote persons in all job classifications without regard to race, color, religion, sex, age, national origin or disability.

Shareholder Information

Transfer Agent

Stockholders may obtain information with respect to share position, transfer requirements, address changes, lost stock certificates and duplicate mailings by writing or telephoning:

American Stock Transfer & Trust Co.

59 Maiden Lane
New York, NY 10038
Attn: Shareholder Services
800-937-5449 or 718-921-8200
www.amstock.com

Annual Meeting

ManTech's Annual Meeting will be held on Friday, May 14, 2009, at 11:00 a.m. ET at the Fair Lakes Hyatt, Fairfax, Virginia.

Class A Common Stock

Stock symbol: MANT
Listed: NASDAQ National Market

Independent Auditors

Deloitte & Touche LLP
McLean, Virginia

Investor Communications

Investors seeking the Form 10-K and additional information about the company may call 703-218-6000, write to Investors Relations at our corporate headquarters, or send an email to investor@mantech.com. ManTech's earnings announcements, news releases, SEC filings and other investor information are available in the Investors section of our website.

Forward-Looking Statement

This annual report contains forward-looking statements that involve substantial risks and uncertainties, many of which are outside of our control. We believe that these statements are within the definition of the Private Securities Litigation Reform Act of 1995. You can often identify these statements by the use of words such as "may," "will," "expect," "intend," "anticipate," "believe," "plan," "seek," "estimate," "continue" and other similar words or variations on such words. Additionally, statements concerning future matters or matters that are not historical are forward-looking statements. You should read our forward-looking statements carefully because they discuss our future expectations, make projections of our future results of operations or financial condition, or state other "forward-looking" information.

Although forward-looking statements in this annual report reflect the good faith judgment of management, such statements can only be based on facts and factors currently known by us. Consequently, forward-looking statements are inherently subject to risks and uncertainties and actual results and outcomes may differ materially from the results and outcomes discussed in or anticipated by the forward-looking statements. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to predict accurately or control. The factors that could cause or contribute to such differences include, but are not limited to, those factors discussed in Item 1A "Risk Factors" in our annual report on Form 10-K, filed with the SEC on February 27, 2009, and from time to time in our other filings with the SEC, including our reports on Form 10-Q and Form 8-K.

We urge you not to place undue reliance on these forward-looking statements, which speak only as of the date of this annual report. We undertake no obligation to revise or update any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this annual report.



United Kingdom
RAF Feltwell
Feltham
Brussels, Belgium
Stockholm, Sweden
Germany
Darmstadt
Frankfurt
Friedrichsfelde
Heidelberg
Kaiserslautern
Köln
Mannheim
Seckenheim
Weisbaden-Bierstadt
Moscow, Russian Federation
Bishkek, Kyrgyzstan
Beijing, China
Korea, Republic of
Osan
Pyeongtaek
Seoul
Uijeongbu
Japan
Okinawa
Yokosuka
Agana, Guam
Bangkok, Thailand
Italy
Aviano
Livorno
Vicenza
United States
40 States and the District of Columbia
Georgetown, Bahamas
Nassau, Bahamas
Guantánamo, Cuba
Mexico City, Mexico
Guatemala
San Salvador, El Salvador
Managua, Nicaragua
San José, Costa Rica
Bogotá, Colombia
Cartagena, Colombia
Quito, Ecuador
Lisbon, Portugal
Rota, Spain
Camp Bondsteel, Kosovo
Tegucigalpa, Honduras
Souda, Greece
Santo Domingo, Dominican Republic
Panama
Bridgetown, Barbados
Curaçao, Netherlands Antilles
Caracas, Venezuela
Turkey, Republic of
Ankara
Incirlik Air Base
Izmir
Camp Arifjan, Kuwait
Afghanistan
Bagram Air Base
Jālālābād
Kabul
Kandahar
Orgun-E
Camp Salerno
Camp Sharona
Iraq
Baghdād
Balad
Mosul
Al Taqaddum Air Base
Tikrit
Lima, Peru
Brasília, Brazil
La Paz, Bolivia
Asunción, Paraguay
Santiago, Chile

Serving our customers all over the world

ManTech
International Corporation

12015 Lee Jackson Highway
Fairfax, Virginia 22033
703.218.6000
www.mantech.com

Celebrating 40 Years
Supporting National Security

2_093308

ManTech
International Corporation

12015 Lee Jackson Highway
Fairfax, VA 22033-3300

April 3, 2009

Dear Stockholder:

You are cordially invited to attend the 2009 Annual Meeting of Stockholders of ManTech International Corporation, which will be held at The Hyatt Fair Lakes, 12777 Fair Lakes Circle, Fairfax, VA 22033, on Thursday, May 14, 2009, at 11 am (EDT).

We have provided details of the business to be conducted at the meeting in the accompanying Notice of Annual Meeting of Stockholders, proxy statement and form of proxy. We encourage you to read these materials so that you may be informed about the business to come before the meeting.

Your participation is important, regardless of the number of shares you own. In order for us to have an efficient meeting, please sign, date and return the enclosed proxy card promptly in the accompanying reply envelope. You can find additional information concerning our voting procedures in the accompanying materials.

We look forward to seeing you at the meeting.

Sincerely,

George J. Pedersen
Chairman of the Board and Chief Executive Officer

ManTech
International Corporation

12015 Lee Jackson Highway
Fairfax, VA 22033-3300

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD May 14, 2009

The 2009 Annual Meeting of Stockholders (Annual Meeting) of ManTech International Corporation, a Delaware corporation (the Company), will be held at The Hyatt Fair Lakes, 12777 Fair Lakes Circle, Fairfax, VA 22033, on Thursday, May 14, 2009, at 11 am (EDT), for the following purposes, as more fully described in the proxy statement accompanying this notice:

1. To elect ten (10) persons as directors of the Company, each to serve for a term of one year, or until their respective successors shall have been duly elected and qualified;
2. To ratify the appointment of Deloitte & Touche LLP to serve as the Company's independent auditors for the fiscal year ending December 31, 2009; and
3. To transact such other business as may properly come before the Annual Meeting or any adjournments or postponements thereof.

Stockholders of record at the close of business on March 20, 2009 (Record Date) are entitled to vote at the Annual Meeting. A complete list of stockholders eligible to vote at the Annual Meeting will be available for examination by our stockholders during the ten days prior to the Annual Meeting, between the hours of 9 am and 5 pm (EDT), at the offices of the Company at 12015 Lee Jackson Highway, Fairfax, VA 22033-3300.

You are cordially invited to attend the Annual Meeting in person. Whether or not you expect to attend the Annual Meeting, your vote is important. To assure your representation at the Annual Meeting, please sign and date the enclosed proxy card and return it promptly in the accompanying reply envelope, which requires no additional postage. Should you receive more than one proxy because your shares are registered in different names and addresses, each proxy should be signed and returned to assure that all your shares are voted.

The proxy statement and form of proxy are being mailed on or about April 3, 2009.

By Order of the Board of Directors

George J. Pedersen
Chairman of the Board and Chief Executive Officer

Fairfax, Virginia
April 3, 2009

Important Notice Regarding Availably of Proxy Materials for ManTech's
Annual Meeting of Stockholders to be Held on May 14, 2009.

The Proxy Statement, our Proxy Card and our Annual Report to Shareholders are available at
http://www.mantech.com/IR/SEC-Proxy.asp

ManTech
International Corporation

12015 Lee Jackson Highway
Fairfax, VA 22033-3300

PROXY STATEMENT FOR 2009 ANNUAL MEETING OF STOCKHOLDERS

The Board of Directors of ManTech International Corporation (Board) is soliciting proxies to be voted at the 2009 Annual Meeting of Stockholders (Annual Meeting) to be held on Thursday, May 14, 2009, at 11 am (EDT), at The Hyatt Fair Lakes, 12777 Fair Lakes Circle, Fairfax, VA 22033, and at any adjournments or postponements thereof.

The mailing address of our principal executive offices is 12015 Lee Jackson Highway, Fairfax, VA 22033-3300. This proxy statement, the accompanying Notice of Annual Meeting of Stockholders and the enclosed proxy card are first being mailed to our stockholders on or about April 3, 2009 (Mailing Date).

GENERAL INFORMATION

The Board is soliciting proxies to be voted at the Annual Meeting. When we ask you for your proxy, we must provide you with a proxy statement that contains certain information specified by law.

At the Annual Meeting, we will ask you to consider and vote on the following matters:

1. To elect ten (10) persons as directors of the Company, each to serve for a term of one year; and
2. To ratify the appointment of Deloitte & Touche LLP to serve as our independent auditors for the fiscal year ending December 31, 2009.

We do not expect any other items of business because the deadline for stockholder proposals and nominations has already passed. Nonetheless, in case there is an unforeseen need, the accompanying proxy gives discretionary authority to the persons named on the proxy, George J. Pedersen and Jeffrey S. Brown, with respect to any other matters that might be brought before the meeting. Those persons intend to vote that proxy in accordance with their discretion and best judgment.

Record Date and Stockholders Entitled to Vote

Record Date Stockholders as of the close of business on March 20, 2009 (Record Date) may vote at the Annual Meeting.

Our Stock We have two classes of outstanding stock: our Class A common stock and our Class B common stock. As of March 20, 2009, a total of 35,536,160 shares were outstanding: 21,857,815 shares of Class A common stock and 13,678,345 shares of Class B common stock. Holders of Class A common stock are entitled to one vote for each share of Class A common stock they hold on the Record Date. Holders of Class B common stock are entitled to ten votes for each share of Class B common stock they hold on the Record Date.

Voting Requirements and Other Matters

Quorum	The holders of a majority in voting power of the common stock entitled to vote at the Annual Meeting must be present, either in person or by proxy, to constitute a quorum for the Annual Meeting. Abstentions and broker non-votes are considered present at the meeting for purposes of determining whether a quorum is present.
Broker Non-Votes	If your shares are held by a broker, the broker will ask you how you want your shares to be voted. If you give the broker instructions, your shares will be voted as you direct. If you do not give instructions for the election of directors and the ratification of auditors, the broker may vote your shares in its discretion. For any other proposal, the broker may not vote your shares at all. When that happens, it is called a "broker non-vote."
How to Vote Your Shares	You can only vote your shares at the Annual Meeting if you are present either in person or by proxy. If you vote by mail, you must sign and date each proxy card that you receive and return it in the prepaid envelope. Sign your name exactly as it appears on the proxy. If you return a proxy card that is not signed, then your vote cannot be counted. If you return a proxy card that is signed and dated, but you do not specify voting instructions, we will vote on your behalf for the election of the nominees for director listed below and for the ratification of the appointment of the independent auditors, in accordance with the Board's recommendations. You may vote your shares in person at the Annual Meeting. However, we encourage you to vote by proxy card even if you plan to attend the meeting.
Voting ESOP Shares	Stockholders who are current or former employees participating in our Employee Stock Ownership Plan (ESOP) and have shares of our stock allocated to their account as of the Record Date have the right to direct the plan trustee on how to vote their shares. If you do not send instructions to the plan trustee in a proper manner, or if the instructions are not timely received, the trustee will not vote the shares allocable to your account.
Votes Required for Approval	There are different vote requirements for the two proposals.
➢ ***Election of Directors***	Each of the ten nominees for director who receive a plurality of the votes cast at the Annual Meeting will be elected. Because a plurality vote is required, broker non-votes will not affect the outcome of the vote on this matter – they are treated as neither votes for nor votes against the election of directors.
➢ ***Ratification of Auditors***	The ratification of the appointment of Deloitte & Touche LLP (D&T) to serve as our independent auditors for the fiscal year ending December 31, 2009 will be approved if the votes cast for the proposal exceed those cast against the proposal. Abstentions and broker non-votes, are not considered "votes cast" on the proposal, and are excluded from the pool of shares that may be voted, and because they will be treated as unvoted for purposes of this proposal, will have the effect of neither a vote for nor a vote against the ratification of D&T to serve as our independent auditors.

Tabulation of Votes	Mr. Joseph Cormier, our Vice President – Corporate Development, has been appointed inspector of elections for the Annual Meeting. Mr. Cormier will separately tabulate the affirmative votes, negative votes, abstentions and broker non-votes with respect to each of the proposals.
Voting Results	We will announce preliminary voting results at the Annual Meeting. We will disclose the final results in the next quarterly report on Form 10-Q that we file with the Securities and Exchange Commission (SEC) after the Annual Meeting.
Revoking Your Proxy	If you execute a proxy pursuant to this solicitation, you may revoke it at any time prior to its exercise by (i) delivering written notice to our Corporate Secretary at our principal executive offices before the Annual Meeting; (ii) executing and delivering a proxy bearing a later date to our Corporate Secretary at our principal executive offices; or (iii) voting in person at the Annual Meeting.

Ownership by Insiders

As of March 20, 2009, our directors and executive officers beneficially owned an aggregate of 295,743 shares of Class A common stock and 13,678,345 shares Class B common stock (such number includes shares of common stock that may be issued upon exercise of outstanding options that are currently exercisable or that may be exercised prior to May 19, 2009), which constitutes approximately 39.3% of our outstanding common stock and 79.5% of the voting control of common stock entitled to vote at the Annual Meeting.

Solicitation

The Board is making this solicitation of proxies on our behalf. In addition to the solicitation of proxies by use of the mail, our officers and employees may solicit the return of proxies by personal interview, telephone, email or facsimile. We will not pay additional compensation to our officers and employees for their solicitation efforts, but we will reimburse them for any out-of-pocket expenses they incur in their solicitation efforts.

We will request that brokerage houses and other custodians, nominees and fiduciaries forward our solicitation materials to beneficial owners of our common stock that is registered in their names. We will bear all costs associated with preparing, assembling, printing and mailing this proxy statement and the accompanying materials, the cost of forwarding our solicitation materials to the beneficial owners of our common stock, and all other costs of solicitation.

ELECTION OF DIRECTORS
PROPOSAL 1

General Information

During 2008, the Board held eight meetings. Our Board is currently comprised of ten members, each of whom serves for a one year term that expires at the Annual Meeting.

The Board has nominated each of the current directors to serve as a director until the 2010 Annual Meeting of Stockholders. Each nominee named below is a current member of the Board, has agreed to stand for election and serve if elected, and has consented to be named in this proxy statement.

Substitute Nominees

If any nominee should become unavailable for election or is unable to be a candidate when the election takes place (or otherwise declines to serve), the persons named as proxies may use the discretionary authority provided to them in the proxy to vote for a substitute nominee designated by the Board. At this time, we do not anticipate that any nominee will be unable to be a candidate for election or will otherwise decline to serve.

Vacancies

Under our Amended and Restated Bylaws, the Board has the authority to fill any vacancies that arise, including vacancies created by an increase in the number of directors, or vacancies created by the resignation of a director. Any nominee so elected and appointed by the Board would hold office for the remainder of the term of office of all directors, which term expires annually at our annual meeting of stockholders.

Information Regarding the Nominees for Election as Directors

The name and age (as of the Mailing Date) of each nominee for election as director, as well as certain additional information concerning each nominee's principal occupation, other affiliations and business experience during the last five years, are set forth below.

Nominees for Election as Director

Name	Age	Director Since
George J. Pedersen	**73**	**1968**

Mr. Pedersen is a co-founder, Chairman of the Board of Directors and Chief Executive Officer of the Company. Mr. Pedersen has served as a Director of ManTech since 1968, was appointed Chairman of the Board of Directors in 1979, and was named Chief Executive Officer in 1995. Mr. Pedersen was also President of the Company from 1995 until 2004. Mr. Pedersen has served on the board of directors of GSE Systems, Inc., an AMEX-listed company providing simulation and training solutions for the electric power, oil and gas and chemical process industries, since 1994. Mr. Pedersen is chairman of the board of directors for the Institute for Scientific Research, Inc., a not-for-profit corporation that performs research and advanced development of software and related technologies, including research for NASA. Mr. Pedersen is on the board of directors of the National Defense Industrial Association (NDIA), the Institute for Scientific Research, Inc., and the Association For Enterprise Integration (AFEI), three industry associations.

Name	Age	Director Since
Richard L. Armitage	**63**	**2005**

Mr. Armitage has served as a Director of ManTech since 2005. From 1995 to 2001, Mr. Armitage served on our Advisory Board. Since 2005, Mr. Armitage has served as President of Armitage International, L.C., which provides multinational clients with critical support in the areas of international business development, strategic planning, and problem-solving. From 2001 through 2005 he served as the Deputy Secretary of State, and prior to that assignment, he was President of Armitage Associates, L.C., a world-wide business and public policy firm. Beginning in the late 1980's, Mr. Armitage held a variety of high-ranking diplomatic positions, including as Presidential Special Negotiator for the Philippines Military Bases Agreement; as Special Mediator for Water in the Middle East; as a Special Emissary to Jordan's King Hussein during the 1991 Gulf War; and as an Ambassador, directing U.S. assistance to the new independent states of the former Soviet Union. Mr. Armitage has received numerous U.S. military decorations and has been awarded the Department of Defense Medal for Distinguished Public Service four times, and has received the Presidential Citizens Medal and the Department of State Distinguished Honor Award. Mr. Armitage currently serves on the board of directors of ConocoPhillips, a NYSE-listed international, integrated energy company.

Mary K. Bush	**60**	**2006**

Ms. Bush has served as a Director of ManTech since 2006. Ms. Bush founded Bush International, a global consulting firm in 1991. From 1989 to 1991, Ms. Bush served as Managing Director and Head of the Federal Housing Finance Board, the oversight body for the nation's 12 Federal Home Loan Banks. Prior to 1989, Ms. Bush was the Vice President and Head of International Finance at the Federal National Mortgage Associate (Fannie Mae). From 1982 to 1984, Ms. Bush served as U.S. Alternate Executive Director of the International Monetary Fund (IMF), a position appointed by the President of the United States and confirmed by the Senate. In that capacity, she worked with the U.S. Treasury Department to formulate policy on IMF lending and global economic matters. Ms. Bush serves on the board of directors of The Pioneer Family of Mutual Funds, Briggs & Stratton Corporation, Discover Financial Services, Marriott International, Inc and UAL Corporation (United Airlines).

Barry G. Campbell	**67**	**2002**

Mr. Campbell has served as a Director of ManTech since 2002. From 1999 to 2001, Mr. Campbell served as a director, President and Chief Executive Officer of Allied Aerospace Industries, Inc., a Virginia-based aerospace and defense engineering firm. From 1993 to 1997, Mr. Campbell served as President and Chief Executive Officer of Vitro Corporation, the largest subsidiary of Tracor, Inc. In 1997 he served as Chairman and Chief Executive Officer of Tracor's subsidiary, Tracor Systems Technologies, Inc. until the sale of Tracor, Inc. to GEC Marconi, Plc in 1998.

Robert A. Coleman	**49**	**2006**

Mr. Coleman is currently the President and Chief Operating Officer of ManTech. Mr. Coleman was named President and Chief Operating Officer of the Company in September 2004 and was elected as a Director of the Company in March 2006. Prior to that, he was the President of ManTech's Information Systems and Technology business unit. Before joining ManTech, Mr. Coleman was the founder, CEO and President of Integrated Data Systems Corporation, a highly regarded provider of software engineering, computer security and enterprise architecture solutions to the Intelligence Community and the Department of Defense, which ManTech acquired in February 2003. In March 2009, Mr. Coleman announced his resignation effective on or about June 1, 2009, and expressed his intent to remain a member of the Board of Directors.

Name	Age	Director Since
Walter R. Fatzinger, Jr.	**66**	**2002**

Mr. Fatzinger has served as a Director of ManTech since 2002. Mr. Fatzinger joined ASB Capital Management, Inc., an asset management firm, in February 1999 and currently serves as director of the firm. Mr. Fatzinger served as Executive Vice President of Chevy Chase Bank, F.S.B., the parent of ASB Capital Management, Inc. from 1999 to 2002. Mr. Fatzinger currently serves on the board of directors of Optelecom, Inc., a Nasdaq-listed company and a manufacturer of communications products that transport data, video and audio over the internet and fiber-optic cable. Mr. Fatzinger currently serves as director of Chevy Chase Trust Co., and is Chairman of the University of Maryland Foundation.

David E. Jeremiah	**75**	**2004**

Admiral Jeremiah has served as a Director of ManTech since 2004. From 1994 to 2005, Adm. Jeremiah served on our Advisory Board. Admiral Jeremiah served as President, CEO and later Chairman of Technology Strategies & Alliances Corporation, a strategic advisory and investment banking firm engaged primarily in the aerospace, defense, telecommunications, and electronics industries. Admiral Jeremiah serves on the board of directors for a number of private and not for profit boards. He was also a member of many national security commissions, panels and boards. During his military career, Adm. Jeremiah earned a reputation as an authority on strategic planning, financial management and the policy implications of advanced technology. From 1990 to 1994, Adm. Jeremiah served as Vice Chairman of the Joint Chiefs of Staff for Generals Powell and Shalikashvili.

Richard J. Kerr	**73**	**2002**

Mr. Kerr has served as a Director of ManTech since 2002. From 1994 to 2002, Mr. Kerr served as Chairman of our Advisory Board. From 1996 to 2001, Mr. Kerr served as President of the Security Affairs Support Association, an organization composed of government and industry members that is focused on national security policy. Prior to that, Mr. Kerr worked at the Central Intelligence Agency for 32 years, including as Deputy Director for Central Intelligence. Mr. Kerr headed a small team that assessed intelligence produced prior to the Iraq war, at the request of the Secretary of Defense and Director of Central Intelligence. He currently serves on a commission responsible for monitoring compliance with the Belfast Treaty (Good Friday Agreement).

Kenneth A. Minihan	**65**	**2006**

Lt. Gen. Minihan has served as a Director of ManTech since 2006. Since 2002, Lt. Gen Minihan serves as Managing Director of the Homeland Security Fund for Paladin Capital Group. From 1999-2002, Lt. Gen. Minihan served as President of the Security Affairs Support Association. Lt. Gen. Minihan spent 33 + years of service in the Air Force, serving from 1996 to 1999 as the 14th Director of the National Security Agency/Central Security Service. From 1995 to 1996 he was a Director of the Defense Intelligence Agency. Lt. Gen. Minihan is a Founder of the Intelligence and National Security Alliance in Washington, D.C., and serves on the board of directors of BAE Systems, NA, and Verint Systems, Inc.

Stephen W. Porter	**70**	**1991**

Mr. Porter has served as a Director of ManTech since 1991. Mr. Porter is Senior Counsel with the law firm of Arnold & Porter, where he has practiced law since June 1993, focusing on real estate, tax and corporate law. Mr. Porter became a certified public accountant in 1961. Mr. Porter currently serves on the Executive Committee and is a Past Chairman of the Board of the District of Columbia Chamber of Commerce. From 1992 to 1994, he served as a member of the Advisory Board of the Center for Strategic and International Studies, a non-partisan public policy institute. In 2007, President Bush appointed Mr. Porter as a Trustee of the National Council on the Arts.

The Board recommends that you vote "FOR" the election of each of the director nominees listed above. All proxies executed and returned will be voted "FOR" all of the director nominees unless the proxy specifies otherwise.

CORPORATE GOVERNANCE

Corporate Governance Guidelines

The Board has established and adopted guidelines that it follows in matters of corporate governance (Corporate Governance Guidelines). These Corporate Governance Guidelines assist the Board in the exercise of its responsibilities and provide a framework for the efficient operation of our Company, consistent with the best interests of our stockholders and applicable legal and regulatory requirements. We have posted our Corporate Governance Guidelines on the "Corporate Governance" page in the Investors Relations section of our website at *www.mantech.com* (our Website).

We have also made available on the Corporate Governance page of our Website a number of other important documents related to our governance practices, including

- Charters of all six of our standing Board Committees
- Certificate of Incorporation and Bylaws
- Code of Ethics (*Standards of Ethics and Business Conduct*)
- Related Party Transactions Policy
- Stock Option Grant Policy
- Formal policy regarding the consideration of director candidates recommended by stockholders

We will also make these materials available in print format to any requesting stockholder.

Director Independence

The Board is comprised of a majority of directors who are independent from management. Each of our Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee are comprised entirely of independent directors.

The Board has conducted an evaluation of director independence, based on the independence standards applicable to Nasdaq-listed companies and the applicable rules and regulations of the SEC. In the course of the Board's evaluation of the independence of each non-management director, the Board considered any transactions, relationships and arrangements between each such director (or any member of his or her immediate family) and the Company and its subsidiaries and affiliates. The purpose of this evaluation is to determine whether any relationships or transactions exist that could be inconsistent with a determination by the Board that the director has no relationship that would interfere with his or her exercise of independent judgment in carrying out the responsibilities of a director.

As a result of this evaluation, the Board has affirmatively determined that the following directors nominated for election at the Annual Meeting are independent of the Company and its management under the above referenced standards and regulations: Mary Bush, Barry Campbell, Walter Fatzinger, David Jeremiah, Richard Kerr, Kenneth Minihan, and Stephen Porter.

The Board determined that George Pedersen, our Chairman and Chief Executive Officer, and Robert Coleman, our current President and Chief Operating Officer, are not independent because they are employed by the Company.

The Board determined that Richard Armitage is not independent because his brother-in-law is a partner with the Company's independent auditors, Deloitte & Touche LLP.

Audit Committee Member Qualifications and Audit Committee Financial Expert

Our Audit Committee operates under a written charter that is available on the Corporate Governance page of our Website. The Audit Committee reviews and reassesses the adequacy of the Audit Committee Charter on an annual basis. The charter was most recently revised and amended in March 2008.

The Board annually reviews the qualifications of our Audit Committee members in light of the Nasdaq listing standards' definition of independence for audit committee members and applicable SEC rules and regulations. The Board has determined that each member of our Audit Committee is independent, as director independence is specifically defined with respect to Audit Committee members under the Nasdaq listing standards and applicable SEC rules and regulations.

The Board has also determined that the Company has at least one audit committee financial expert serving on the Audit Committee. The Board has identified Mr. Campbell as a member of the Audit Committee who (i) qualifies as an "audit committee financial expert" under applicable SEC rules and regulations governing the composition of the Audit Committee, and (ii) satisfies the financial sophistication requirement of the Nasdaq listing standards. Mr. Campbell is independent from management.

Communication with Directors

We believe that it is important for our stockholders to be able to communicate their concerns to our Board. Stockholders may correspond with any director, committee member, or the Board of Directors generally, by writing to the following address: ManTech International Corporation Board of Directors, 12015 Lee Jackson Highway, Fairfax, VA 22033-3300, Attention: Corporate Secretary. Please specify to whom your correspondence should be directed. Our Corporate Secretary has been instructed to promptly forward all correspondences to the relevant director, committee member, or the full Board of Directors, as indicated in your correspondence.

Presiding Independent Director

Our independent directors have designated Mr. Campbell to serve as the Presiding Independent Director. Mr. Campbell's duties as Presiding Independent Director include

- Coordinating the activities of the independent directors (or non-management directors, in certain circumstances)
- Calling for meetings or sessions of the independent directors (or non-management directors, in certain circumstances)
- Presiding at executive sessions and coordinating the agenda for such sessions
- Facilitating communications and functioning as principal liaison on Board-wide issues between the independent directors and the Chairman of the Board
- When necessary, recommending the retention of outside advisors and consultants who report directly to the Board

Director Attendance at Annual Meeting of Stockholders

We invite all of our directors to attend our annual meeting of stockholders, and we strongly encourage all of them to do so. In furtherance of this policy, we have scheduled one of our regularly scheduled Board meetings on the same day as the Annual Meeting. In 2008, all of our directors attended our annual meeting of stockholders except for Ms. Bush.

Director Nominations

The Nominating and Corporate Governance Committee, which is comprised entirely of independent directors, is responsible for reviewing the qualifications of and selecting director candidates for nomination by the Board. Our Nominating and Corporate Governance Committee operates under a written charter that is available on the Corporate Governance page of our Website.

The Nominating and Corporate Governance Committee generally identifies and attracts candidates through its own efforts, and it believes that this method has been effective. However, if in the future the Board determines that it is in the Company's best interest to use the services of a consultant or a search firm to assist with the identification and selection process, it will do so.

The Nominating and Corporate Governance Committee has a policy regarding the consideration of director candidates recommended by our stockholders (Nominations Policy). The Nominations Policy describes the circumstances pursuant to which the Nominating and Corporate Governance Committee will consider Board candidates recommended by our stockholders. The Nominations Policy also describes the procedures to be followed by such stockholders in submitting their recommendations. We have made the Nominations Policy available on the Corporate Governance page of our Website.

Generally, the Nominating and Corporate Governance Committee will consider candidates recommended by stockholders who beneficially own at least 1% of our outstanding stock at the time of recommendation (a Qualifying Stockholder). Qualifying Stockholders wishing to recommend candidates to the Nominating and Corporate Governance Committee may do so by submitting a completed Stockholder Recommendation of Candidate for Director Form (Recommendation Form), which is available for download via a hyperlink that is embedded in the Nominations Policy posted on our Website.

Qualifying Stockholders wishing to recommend a nominee for election as director at the next annual meeting of stockholders must submit their completed Recommendation Form at least 120 days in advance of the one-year anniversary of the date of the mailing of this proxy statement. The Nominating and Corporate Governance Committee will only evaluate a candidate if he or she has indicated a willingness to serve as a director and cooperates with the evaluation process.

Code of Ethics

In January 2009, we revised our *Standards of Ethics and Business Conduct*, which sets forth the policies comprising our code of conduct. Our policies satisfy the SEC's requirements for a "code of ethics" applicable to our principal executive officer, principal financial officer, principal accounting officer, controller and persons performing similar functions, as well as Nasdaq's requirements for a code of conduct applicable to all directors, officers and employees. Among other principles, our *Standards of Ethics and Business Conduct* includes guidelines relating to the ethical handling of actual or potential conflicts of interest, compliance with laws, accurate financial reporting, and procedures for promoting compliance with (and reporting violations of) such standards. A copy of our *Standards of Ethics and Business Conduct* is available on the Corporate Governance page on our Website. We are required to disclose any amendment to, or waiver from, a provision of our code of ethics applicable to our principal executive officer, principal financial officer, principal accounting officer, controller or persons performing similar functions. We intend to use our Website as a method of disseminating this disclosure, as permitted by applicable SEC rules.

BOARD OF DIRECTORS
AND COMMITTEES OF THE BOARD OF DIRECTORS

Committees of the Board of Directors

The Board currently has six standing committees: Audit Committee, Compensation Committee, Nominating and Corporate Governance Committee, Retirement Plan Committee, Special Programs Oversight Committee, and Executive Committee.

The Board may establish other committees from time to time. A more detailed discussion of each committee's composition, purpose, objectives, authority and responsibilities can be found in its charter, which we make available on the Corporate Governance page of our Website.

Chairperson | Member | Financial Expert

	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee	Retirement Plan Committee	Special Programs Oversight Committee	Executive Committee
Richard L. Armitage				Member	Member	Member
Mary K. Bush				Member		
Robert A. Coleman					Member	
Barry G. Campbell (Financial Expert)	Chairperson	Member	Member	Member		
Walter R. Fatzinger, Jr.	Member	Chairperson		Chairperson		Member
Adm. David E. Jeremiah, USN (Ret)		Member			Member	
Richard J. Kerr	Member		Member		Chairperson	
Lt. Gen. Kenneth A. Minihan, USAF (Ret)			Member		Member	
George J. Pedersen					Member	Chairperson
Stephen W. Porter, Esq.			Chairperson			

Audit Committee

The primary functions of the Audit Committee are to oversee (i) the integrity of our financial statements, (ii) our accounting and financial reporting processes, and (iii) audits of our financial statements. The Audit Committee was established in accordance with applicable provisions of the Securities Exchange Act of 1934, as amended (Exchange Act). All of our Audit Committee members have a working familiarity with basic finance and accounting practices. During 2008, the Audit Committee held six meetings. The Audit Committee is currently comprised of three directors, all of whom are independent: Messrs. Campbell, Fatzinger, and Kerr. Mr. Campbell serves as Chairman of the Audit Committee.

Compensation Committee

The primary functions of the Compensation Committee are to (i) oversee the determination, implementation and administration of the remuneration (including salary, incentive cash payments and bonuses, equity compensation and perquisites) of all directors and executive officers of the Company, (ii) review and approve all equity compensation to be paid to other Company employees, and (iii) administer the Company's stock-based compensation plans. All members of the Compensation Committee are "independent" directors, within the meaning of applicable Nasdaq listing standards and SEC rules and regulations. All committee members also qualify as "non-employee directors" under Section 16 of the Exchange Act, and as "outside directors" under Section 162(m) of the Internal Revenue Code. During 2008, the Compensation Committee held five meetings. Management attends those meetings, and the Compensation Committee also meets in executive session without management present. The Compensation Committee is currently comprised of three directors: Messrs. Fatzinger, Campbell and Jeremiah. Mr. Fatzinger serves as chairman of the Compensation Committee.

Nominating and Corporate Governance Committee

The two primary functions of the Nominating and Corporate Governance Committee are (i) to identify individuals qualified to become members of the Board and recommend persons for the Board to select as nominees for election to the Board, and (ii) to oversee the Company's corporate governance policies and procedures, and develop and review periodically the Company's Corporate Governance Guidelines. All members of the Nominating and Corporate Governance Committee are "independent" directors, within the meaning of applicable Nasdaq listing standards and SEC rules and regulations. During 2008, the Nominating and Corporate Governance Committee held three meetings. The Nominating and Corporate Governance Committee is currently comprised of four directors: Messrs. Porter, Campbell, Kerr and Minihan. Mr. Porter serves as chairman of the Nominating and Corporate Governance Committee.

Retirement Plan Committee

The primary function of the Retirement Plan Committee is to oversee the operation and funding of our tax-qualified and non-qualified retirement plans. In 2008, the Retirement Plan Committee held five meetings. The Retirement Plan Committee is currently comprised of four directors: Messrs. Fatzinger, Armitage and Campbell, and Ms. Bush. Mr. Fatzinger serves as chairman of the Retirement Plan Committee.

Special Programs Oversight Committee

The Board formed the Special Programs Oversight Committee in October 2007 for the purpose of providing oversight of certain of the Company's business activities involving programs designated as classified by the United States government and other potential new programs, technologies, or government relations activities. In 2008, the Special Programs Oversight Committee held one meeting. The Special Programs Oversight Committee is currently comprised of six directors: Messrs. Kerr, Pedersen, Armitage, Coleman, Jeremiah, and Minihan. Mr. Kerr serves as chairman of the Special Programs Oversight Committee.

Executive Committee

The Executive Committee was established for the purpose of assisting the Board in fulfilling its oversight responsibilities. The Executive Committee is authorized to exercise the powers of the Board in managing the affairs of the Company during intervals between Board meetings, when Board action is necessary or desirable but convening a special Board meeting is not warranted or practical. Currently, the Executive Committee is comprised of three directors: Messrs. Pedersen, Armitage and Fatzinger. Mr. Pedersen serves as the chairman of the Executive Committee. The Executive Committee did not meet in 2008.

Attendance at Board and Committee Meetings

During 2008, each of our incumbent directors attended or participated in at least 75% of the aggregate of (i) the total number of meetings of the Board, and (ii) the total number of meetings held by all committees of the Board on which such director served (during the period that such person served as a director or committee member, as applicable).

Compensation of Directors

Our Compensation Committee sets director compensation. The Compensation Committee generally reviews director compensation on an annual basis, as described in the Compensation Discussion and Analysis.

We do not compensate any director who is also an employee of the Company for his or her service on the Board or any committee of the Board. In certain circumstances, members of the Board may receive reimbursement for certain expenses incurred in connection with attending Board or committee meetings.

DIRECTOR COMPENSATION TABLE

The tables and footnotes below reflect the compensation and other fees received by our directors for their services in 2008.

Name	Fees Earned or Paid in Cash [1] ($)	Option Awards [3] ($)	Total ($)
Richard L. Armitage	73,750	80,404	154,154
Mary K. Bush	56,000	69,156	125,156
Barry G. Campbell	119,000	73,689	192,689
Robert A. Coleman [2]	0	0	0
Walter R. Fatzinger, Jr.	106,500	73,689	180,189
David E. Jeremiah	66,250	73,689	139,939
Richard J. Kerr	85,500	73,689	159,189
Kenneth A. Minihan	66,750	84,490	151,240
George J. Pedersen [2]	0	0	0
Stephen W. Porter	69,000	73,689	142,689

1 The following table presents the compensation we currently pay to our non-employee directors for their service on our Board and our various standing committees of the Board:

	Annual Retainer (Director/ Member)	Additional Annual Retainer (Chairperson)	Meeting Fee
Board of Directors	$50,000	N/A	$1,500 for each meeting that is attended
Audit Committee	$12,500	$20,000	$1,500 for each meeting in excess of 4 per year
Compensation Committee	$ 7,500	$10,000	$1,500 for each meeting in excess of 4 per year
Nominating and Corporate Governance Committee	$ 7,500	$ 7,500	$1,500 for each meeting in excess of 4 per year
Retirement Plan Committee	$ 5,000	$ 5,000	$1,500 for each meeting in excess of 4 per year
Special Programs Oversight Committee	$ 5,000	$ 5,000	$1,500 for each meeting in excess of 4 per year
Executive Committee	$10,000	N/A	$1,500 for each meeting in excess of 4 per year
Presiding Independent Director	$ 5,000	N/A	N/A

2 Mr. Pedersen serves as chairman of the Board of Directors, chairman of the Executive Committee, is a member of the Special Programs Oversight Committee and is an employee director. Mr. Coleman is member of the Special Programs Oversight Committee and is an employee director. We do not compensate our employee directors for their Board or committee service.

3 The amounts in this column reflect the compensation expense recognized for financial statement reporting purposes with respect to the 2008 fiscal year for the fair value of stock options granted to each of the directors, in 2008 as well as prior fiscal years, in accordance with SFAS 123R, except that the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions pursuant to SEC rules. See Note 10 to the Financial Statements in ManTech's 2008 Annual Report on Form 10-K for the valuation method for options granted in 2008, 2007 and 2006 (subject to the adjustment for forfeitures as noted above). In 2008, each non-employee director received a grant of stock options for 7,500 shares of Class A Common Stock, with an exercise price of $58.56 per share (the fair market value of our stock on August 4, 2008, the date of grant). The non-employee directors had options outstanding as of December 31, 2008 as follows: Mr. Armitage (22,000), Ms. Bush (18,333), Mr. Campbell (14,167), Mr. Fatzinger (42,000), Mr. Jeremiah (35,000), Mr. Kerr (42,000), Mr. Minihan (25,000), and Mr. Porter (42,000).

COMPENSATION COMMITTEE REPORT

The Compensation Committee of ManTech's Board of Directors has reviewed and discussed with ManTech's management the Compensation Discussion and Analysis that follows this report. Based on that review and the discussions with management, the Compensation Committee recommended to ManTech's Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement and incorporated into ManTech's Form 10-K.

Compensation Committee Members

Walter R. Fatzinger, Jr., *Chair*
Barry G. Campbell
Adm. David E. Jeremiah, USN Ret.

COMPENSATION DISCUSSION AND ANALYSIS

The following discussion and analysis contains statements regarding individual and Company performance targets and goals. These targets and goals are disclosed in the limited context of our compensation program. Such targets and goals are not statements of our expectations or estimates of results or other guidance. Investors should not apply such targets and goals to any other context.

Our Compensation Philosophy

ManTech operates in a competitive, dynamic and specialized industry. Our industry presents growth opportunities for companies with the right employees. We believe that in order to compete effectively in this industry, we must attract and retain highly-qualified and able executives who often possess special talents, credentials and experience. Both inside and outside our executive group, our unique business environment also requires us to obtain the services of employees with the highest security clearances issued in the United States, and the competition for the services of these employees is intense.

Our compensation philosophy seeks to support our key business objectives of creating value for, and promoting the interests of, our stockholders. In order to align the interests of our executives with those of our stockholders, we believe that our executive compensation programs must provide our executive officers with competitive compensation opportunities, based upon both their contribution to the development and financial success of ManTech and their personal performance.

Specifically, we believe that our executive compensation programs should:

- Reflect the competitive marketplace, so we are able to attract, retain and motivate talented executives;
- Be tied in substantial part to financial performance, so that our executives are held accountable through their compensation for the performance of ManTech and (if applicable) the business units for which they are responsible;
- Be tied in part to the executive's individual performance, so that our programs encourage and recognize individual contributions to ManTech's performance;
- Be tied in part to ManTech's long-term objectives, through grants of stock options or other stock-based compensation; and
- Balance executives' incentives to increase annual performance with a concern for ManTech's longer-term performance as well, including appropriately discouraging unnecessary and excessive risk taking.

The Compensation Committee is primarily responsible for setting the compensation of our executive officers. Our Compensation Committee has not delegated any of its authority to set the compensation of our executive officers. Management is primarily responsible for setting the compensation of other employees, including our non-executive officers.

Types of Compensation That We Pay Our Executives

Our compensation program is grounded in three principal types of compensation: base salary, annual cash incentive payments, and stock-based compensation (primarily stock options). While we do pay some compensation through employee benefits and perquisites, these forms of compensation generally represent an insignificant portion of the total compensation we pay our executives.

Base Salary

We pay our executive officers base salaries that reflect the requirements of the marketplace. A reasonable salary is part of a well-rounded compensation program. The salary for individual executives substantially reflects our evaluation of the salary levels in effect for comparable positions within and outside of our industry. We also consider the individual executive's experience, base salary in the prior year, personal performance, internal base salary comparability considerations, and (if applicable) the size of the business unit for which the executive is responsible. The consideration given to each of these factors differs from individual to individual, as deemed appropriate.

Annual Executive Incentive Compensation Program

On the Summary Compensation Table on page 24, the cash payments made pursuant to our annual executive incentive compensation program to our named executive officers (NEOs) are reported as follows:

- The "Non-Equity Incentive Plan Compensation" column is used to report the portion of the annual cash incentive that is calculated and paid based on pre-established, non-discretionary goals, pursuant to the Company's annual incentive compensation plan, which is described below. The Compensation Committee reserves the discretion under the annual incentive compensation plan to reduce the amount that will be paid.
- The "Bonus" column is used to report any amounts of annual cash incentives that are discretionary payments not made pursuant to pre-established goals of the annual incentive compensation plan. These discretionary bonus payments are described in greater detail below.

Non-Discretionary Cash Payments

Our executive officers have the potential to earn annual cash incentive payments pursuant to an annual incentive compensation plan that utilizes a uniform, systematic and measurable process for determining the amount of incentive compensation to be paid to our executive officers. The plan contains performance targets for annual cash incentives, which may include factors based on total Company performance, as well as the performance of individual business units, depending on the executive officer.

In the first quarter of each calendar year performance period, specific performance objectives and goals are established for the Company and the various business units. The performance objectives of the business units are formulated to support the goals and objectives for the Company as a whole. The Compensation Committee approves all of the performance objectives used in the annual incentive compensation plan. Our executives' incentive payments are based on achieving these goals and objectives. The Compensation Committee measures each executive's achievement of the goals and objectives by reference to pre-established performance factors, which may include any of the following:

- *Revenue* – Revenue is the principal means by which we measure our overall growth, which is an important factor at this point in the life of ManTech. Because of profit margin limitations that apply to government contracts, increasing our revenue is the principal method by which we can increase our profits. Increases in revenue also reflect our business strategy, which emphasizes an increase in absolute size, which we believe is an important element in remaining competitive in a consolidating industry. Revenue is a Company measure and revenue growth is a business unit measure.

- *Accounts Receivable Days Sales Outstanding (DSO)* – DSO is a measure of the average number of days between the date of a sale and the collection of the revenue from that sale. DSO is an important measure that drives our cash flow. DSO targets are reflected in the annual Company goals because of the importance of cash collection to our business. DSO is both a Company measure and a business unit measure.
- *Bookings* – Awards of new contracts and the renewal of existing contracts are an important measure of our ability to increase our revenues. Bookings refers to the total value of all contracts, including renewals and customer purchases in excess of prior contracted commitments, executed during the year. Bookings targets are reflected in the annual Company goals because of their importance for meeting present and future revenue targets. Bookings are adjusted for indefinite delivery, indefinite quantity contracts, which are recognized at a percentage of the potential contract amount. Bookings is both a Company measure and a business unit measure.
- *EBIT Percentage* – Earnings before interest and taxes (EBIT) is the principal method by which we measure our profitability and monitor our ability to achieve returns for our stockholders. For purposes of the Annual Incentive Compensation Plan, we measure EBIT as a percentage of total revenue (EBIT Percentage). EBIT Percentage targets are reflected in the annual Company goals because of the importance of achieving earnings targets and remaining competitive in a highly-competitive and consolidating industry. EBIT Percentage is only a Company measure.

We make our incentive payments annually, when earned and after our financial results for the year have been finally determined. We have chosen to make annual incentive compensation payments in the form of cash rather than stock, because this practice is customary in our industry. In general, cash compensation is a recoverable cost under the terms of our government contracts, while stock-based compensation is not recoverable. By paying our annual incentives in cash rather than stock, we also limit shareholder dilution resulting from executive compensation. The annual cash incentive payment as a percentage of an executive's total potential cash compensation generally increases with the level and responsibilities of the executive.

The Compensation Committee reserves the ability, in appropriate circumstances, to reduce the amount of the non-discretionary portion of an executive's annual cash incentive payment that would otherwise be payable upon the executive's achievement of the pre-established goals. As further explained below, the Compensation Committee exercised this discretion with respect to the annual non-discretionary incentives payable to Mr. Pedersen, Mr. Coleman and Mr. Phillips for 2008.

Discretionary Cash Bonus Payments

In addition to potential payments under the annual incentive compensation plan, the Compensation Committee may make discretionary bonus payments in certain circumstances to reward outstanding performance of individual executives or business units where that outstanding performance is not adequately reflected by the non-discretionary portion of the executive's annual incentive program. The potential discretionary payments are particularly important for compensating our executive officers with primary business unit responsibilities. In 2008, only Mr. Mitchell and Mr. Bryan—the two NEOs with primary business unit responsibilities—received a discretionary bonus opportunity.

The Compensation Committee considers for each executive officer with a discretionary bonus opportunity whether a discretionary bonus is warranted. This bonus is not predicated on the achievement of the objectives and factors used in the annual incentive compensation plan. In making that determination, the Compensation

Committee focuses on the executive's individual performance and may consider any objective or subjective factors that it deems appropriate, in its sole discretion, including the recommendations of our CEO and our President as to other executives.

We occasionally pay special sign-on bonuses to executive officers outside of the annual incentive compensation plan described above, in order to help attract such officers to ManTech. Mr. Bryan received a sign-on bonus at the time of his commencement of employment in January 2008. This amount is shown in the bonus column of the Summary Compensation Table on page 24.

Stock Options

We provide long-term incentives to our executives through grants of stock options. The grants are designed to align the interests of our executive officers with those of our stockholders and provide each such officer with a significant incentive to manage the Company from the perspective of an owner with an equity stake in ManTech. We have selected options for this purpose because stock options provide value to our executives only if our stock price increases.

Each option generally becomes exercisable in annual installments over a three-year period, contingent upon the executive's continued relationship with the Company. Accordingly, the option grant will provide a return to the executive only if he or she remains with the Company during the vesting period, and then only if the market price of the underlying shares appreciates. Vesting of the options accelerates in the event of the executive's death or disability.

For each fiscal year, management recommends to the Compensation Committee a pool of shares to be used for the grant of options to employees. The recommendation for the size of the pool is based on the number of shares available under our Management Incentive Plan (including its evergreen provision), the expense that would be incurred from the grants, and the overall performance of the Company for the prior fiscal year. Management also recommends an allocation of the options among the corporate officers, division presidents and other key employees. Within these pools, management then recommends a number of shares for each individual. The Compensation Committee considers these recommendations when it makes a decision on grants of options to individual employees.

Generally, the amount of an annual option grant to an executive officer is largely based on the executive officer's personal performance and the performance of any business unit for which the executive is responsible in the last fiscal year. The principal factors of business unit performance that are considered in this regard are revenue, EBIT, revenue growth, and EBIT growth. The amount of the grant may also depend on the officer's current position with ManTech, the base salary associated with that position, the size of comparable awards made to individuals in similar positions within the industry, the individual's potential for increased responsibility, the need to attract the executive to ManTech and whether the officer has been recently promoted or hired. On occasion, the Compensation Committee may also consider the number of unvested options held by the executive officer in order to maintain an appropriate level of equity incentive for that individual. However, the Compensation Committee does not adhere to any specific guidelines as to the relative stock or option holdings of our executive officers.

We post a copy of our stock option grant policy on the Corporate Governance page on our Website. Under the policy:

- We use only four grant dates each year (Quarterly Grant Dates), except for options issued in connection with an acquisition;
- For options issued in connection with an acquisition, such options are made effective seven days after closing the transaction (Special Grant Date);

- All options have an exercise price equal to the closing price of our stock on Nasdaq on the grant date (or, if our stock does not trade on Nasdaq on the grant date, then the closing price of our stock on the previous trading day);
- Each option vests in three equal annual installments, beginning on the first anniversary of the date of grant; and
- Each option expires five years from the date of grant.

All stock option grants made to our executive officers are approved by the Compensation Committee. Under our stock option grant policy, the Compensation Committee has delegated authority to our CEO and our President to determine stock option grants to our non-executive officers and other employees. The CEO and President may not approve an option grant in excess of 20,000 shares under this delegation of authority. The grants approved by the CEO and President must have the same terms and conditions as described above.

Employee Benefits

Our executive officers participate in the same employee benefit programs as other employees. These programs include tax-qualified retirement plans, health insurance, life insurance, disability insurance, travel accident insurance, and company-paid short term disability. Mr. Pedersen is not eligible to participate in our ESOP and does not participate in our 401(k) plan.

None of our current executives participates in a supplemental retirement plan. Our officers are also eligible to make salary deferrals into our Executive Supplemental Savings Plan. We do not make a contribution to the Executive Supplemental Savings Plan for executives.

Perquisites

Our executive perquisites generally involve minimal expenses. Our total incremental cost for perquisites for each named executive officer, other than Mr. Pedersen, was less than $10,000 in 2008. Mr. Pedersen is entitled to receive certain contributions and other benefits under the terms of his Retention Agreement as described below.

Determining the Amount of Each Type of Compensation

The compensation setting process is a collaborative process involving our CEO, our President and the Compensation Committee. To assist with its responsibilities, our Compensation Committee has retained Ernst and Young LLP (E&Y) as the Compensation Committee's independent compensation consultant.

Our Independent Compensation Consultant

The Compensation Committee asks E&Y to perform an annual analysis of ManTech's overall competitiveness (with respect to compensation levels) to prevailing market levels for executive officers and outside directors. This work includes assisting the Compensation Committee in selecting the compensation peer group of companies.

From time to time, ManTech has also retained E&Y to perform financial due diligence in connection with certain merger and acquisition transactions, for which it receives a fee. The Compensation Committee has reviewed these arrangements and has determined that E&Y has sufficient controls in place to remain independent for purposes of performing its compensation consultant duties on behalf of the Compensation Committee.

For setting director compensation, the Compensation Committee receives a report from E&Y on the director compensation practices of our compensation peer group, the members of which are identified below. The Compensation Committee considers this report in setting levels of director compensation, but does not target director compensation at a particular percentage of the peer group data. Generally, the Compensation Committee reviews director compensation on an annual basis.

For setting executive compensation, our management receives a report of certain market information that is prepared for the Compensation Committee by E&Y. Management reviews this information and determines the general executive compensation recommendations that it would propose to make to the Compensation Committee. Management reviews these tentative proposals with E&Y. After considering any input from the compensation consultant, management makes its compensation recommendations to the Compensation Committee for each executive officer other than the CEO. The Compensation Committee takes these proposals into account in making its decisions for these officers. The market information we use for this purpose is discussed in greater detail below.

Our Use of Market Information

The market information we use is based both on published compensation surveys for similarly-sized companies within the business software and services industry as well as proxy analysis of ManTech's compensation peer group. The published survey and proxy data are then blended with equal weight given to each to achieve "market consensus" figures for each executive's total cash (including base salary and annual incentive) and, where data is available, total direct (including total cash as well as long-term incentives) compensation. Market consensus figures are presented at both the 50th and 75th percentiles of the market data to provide general information on a market competitive range of compensation for each position.

The three published surveys that ManTech used for compensation setting purposes for 2008 were (i) the Economic Research Institute 2008 Executive Compensation Assessor (the ERI Survey); (ii) the Mercer Human Resources Consulting 2007 Executive Survey Report (the Mercer Survey); and (iii) the Watson Wyatt Data Services 2007/2008 Industry Report on Top Management Compensation (the Watson Wyatt Survey). WorldatWork's 2007/2008 Total Salary Increase Budget Survey was also used to trend the data presented in the ERI, Mercer and Watson Wyatt surveys to March 1, 2008 by a factor of 3.9% to allow for varying effective dates of the data collected from those surveys.

Each of the surveys contains compensation data for a wide variety of both public and private companies from many different industry types. The component companies of the Mercer and Watson Wyatt Surveys are listed on Appendix A to this Proxy Statement. The component companies of the ERI Survey were not identified to ManTech. The general set of component companies from each survey is then sorted and refined to achieve a smaller set of companies that are similar to ManTech in terms of industry, revenue size, geographical scope and market positioning. This sorting is done on a position-by-position basis to match as closely as possible the job positions held by each of our executive officers, resulting in sets of companies that may differ slightly for each position. The individual companies composing each position set are not identified to ManTech. The data from each position set is then blended with the proxy data from ManTech's peer group for each position to achieve the "market consensus" figures for each position described above.

ManTech's peer group of companies is identified by management and approved by the Compensation Committee. The primary basis for selecting the peer group is to identify the companies with which ManTech competes directly for executive talent, customers, market share, capital and shareholders. For 2008, ManTech's peer group for compensation setting purposes consisted of the following 13 companies:

- BearingPoint, Inc.
- Computer Sciences Corporation
- Electronic Data Systems Corp.
- NCI, Inc.
- SAIC, Inc.
- SRA International
- Unisys Corporation
- CACI
- DynCorp International Inc.
- Maximus Inc.
- Perot Systems Corporation
- SI International Inc.
- Stanley Inc.

Because we compete for executive talent in a broader market than just our specific industry, the compensation peer group is larger than the peer group of companies used for our performance graph that appears in our Annual Report. When using peer group information for compensation setting purposes, we do not engage in benchmarking our financial performance against the financial performance of the peer group companies.

No component of executive compensation is targeted at a particular percentile of the market information for any particular executive. Instead we use factors such as individual experience, responsibilities, performance, prior compensation levels, and the Company's concern with retaining the executive to determine targeted compensation for each executive. We then examine the market information as a reference point to review our compensation decisions. We generally provide more weight towards cash compensation if performance levels are met than stock-based compensation because stock-based compensation is not a recoverable cost under the terms of our government contracts. For some of our executives, this may result in targeted total cash compensation being above the market competitive range and targeted stock-based compensation being below the market competitive range for the position, with targeted total direct compensation generally falling within the range. However, because we do not set targeted compensation levels based on market information, any component of our executives' targeted compensation for any year may be above or below the market competitive range for their respective positions.

For 2008, targeted total direct compensation for Messrs. Pedersen, Coleman and Bryan fell within the market competitive range for each of their respective positions, total direct compensation for Mr. Phillips was slightly below the market competitive range for his position, and market competitive data with respect to his targeted total direct compensation was not obtained for Mr. Mitchell's position. Total direct compensation actually paid for 2008 for each of Messrs. Pedersen, Coleman and Bryan fell within the market competitive ranges for their respective positions and for Mr. Phillips was slightly below the market competitive range for his position.

CEO Compensation

The Compensation Committee determines the compensation of the CEO based on the terms of his Retention Agreement and the Compensation Committee's evaluation of the same factors applied to the other executive officers. Historically and for 2008, our CEO's total annual cash compensation is and has been materially greater than the annual compensation for other NEOs, because of his responsibilities for the overall strategy of our Company and his active role in the operations of the Company.

We entered into the Retention Agreement with our CEO at the time of our initial public offering in 2002 for the purpose of providing stable management following the offering. The Retention Agreement is for an indefinite term and provides for an annual base salary of at least $1,000,000, to be reviewed annually by us and established for the upcoming year based substantially on the same factors and general compensation policy applicable to the Company's other executive officers. The Retention Agreement provides that Mr. Pedersen is entitled to receive contributions to qualified and non-qualified retirement plans, insurance programs and perquisites on the same terms they have been provided in previous years, including items such as the lease of an executive type of vehicle for business and personal use, a portion of an employee's time spent on non-corporate matters on behalf of Mr. Pedersen (including attending to chauffeur/valet services and other assistance as required from time to time), club memberships and reimbursement of the costs of certain cell phone and home telephone/fax services.

If we terminate Mr. Pedersen's employment without cause, we are required to pay Mr. Pedersen a lump sum amount equal to one year's base salary at the rate in effect immediately prior to such termination of employment ($1,550,500 for 2008). Mr. Pedersen agrees not to compete with us and not to solicit our customers or employees during the term of his employment and through the severance period.

Other Matters Related to Compensation

Tax and Accounting Considerations

We have considered the potential impact of Section 162(m) of the Internal Revenue Code of 1986, as amended (Section 162(m)) in structuring our executive compensation program. Section 162(m) disallows a tax deduction for any publicly-held corporation for individual compensation exceeding $1 million in any taxable year for the Chief Executive Officer or the other three most highly compensated officers (excluding the CFO), except for compensation that is performance-based under a plan that is approved by the stockholders and that meets other technical requirements. The stock options granted under our Management Incentive Plan are qualified as performance-based compensation. Annual cash incentives paid under the non-discretionary portion of our annual executive incentive compensation program are structured to be deductible as performance-based compensation under the Management Incentive Plan. The portion of Mr. Pedersen's salary that exceeds the $1 million limit is not deductible and a portion of some bonuses in the past have not been deductible. Our policy is to pay our executives in the manner that we think is in the best interests of ManTech, while taking into account the implications of Section 162(m), as appropriate. This may result in the payment of salary or bonuses that are not tax deductible. To date, the missed tax deductions have been immaterial. Discretionary cash payments to certain of our executive officers (as described below) did not result in any non-deductible payments for 2008.

We adopted Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" (FAS 123R) for the 2006 fiscal year. FAS 123R is an accounting standard that requires the fair value of all stock option awards issued to employees to be recorded as an expense over the period services are provided. For stock options granted in 2006 and later, we reduced the life of the options from ten years (used for prior grants) to five years, partially to reduce the expense associated with the grant of stock options. We consider the accounting effects of FAS 123R in establishing the pool for stock option grants each year.

Change in Control Benefits

The Company does not have any benefits that are payable only in the event of a change in control.

Recovery of Incentive Payments

We are subject to the requirements of Section 304 of the Sarbanes Oxley Act of 2002 requiring us to recover certain incentive compensation payments made to our CEO or CFO in the event of a materially non-compliant financial report. We have never had occasion to recover an incentive compensation payment to our CEO or CFO under this provision and have not established any other policy regarding the forfeiture or recovery of incentive compensation.

2008 Compensation Decisions

NEO Salaries

For the 2008 fiscal year, the compensation of our executive officers was set and administered consistent with the philosophy and polices described above.

For setting the salaries of the NEOs for 2008, the primary factors considered were the NEO's salary for the prior year and personal performance. Mr. Mitchell's salary was increased because of his appointment as an executive officer late in 2007. Mr. Bryan's salary was set as part of his hiring as an executive officer in early 2008. The salaries for the NEOs are shown on the Summary Compensation Table on page 24.

After initially setting Mr. Coleman's annual salary at $780,000 for 2008, the Committee subsequently approved an increase in his annual salary to $1,000,000 at its June 2008 meeting. The increase was recommended by the Company's CEO, and approved by the Committee based on the role of the president in the Company's competitive positioning and Mr. Coleman's individual value to the Company. The Committee also determined that Mr. Coleman's annual incentive compensation plan for 2008 should continue to use a target of 85% of base salary, as adjusted. Mr. Coleman's targeted total direct compensation for 2008 (including stock options) remained within the market competitive range of compensation data for his position following these increases.

NEO Incentive Compensation – Annual Incentive Compensation Plan

A portion of each NEO's incentive compensation was determined pursuant to our 2008 incentive compensation plan. The plan provides for pre-established, non-discretionary formulas to measure our executives' achievement of defined goals and objectives. Specifically, performance was measured by reference to targeted levels of the following performance factors at the Company-wide level: revenue, EBIT Percentage, DSO and Bookings; and the following performance factors at the business unit level (for executives with primarily business unit responsibilities): revenue growth, DSO and Bookings. A resulting aggregate performance was then translated by formula into an amount of incentive compensation, expressed as a percentage of base salary.

In 2008, the non-discretionary incentive compensation payments for each of Mr. Pedersen (our Chairman and CEO), Mr. Coleman (our President and COO), and Mr. Phillips (our Executive Vice President and CFO), were based solely on Company performance measures. The performance measures for each of these officers are shown in Note 4 to the Grants of Plan-Based Awards table on page 25. By using only Company-wide performance measures, the incentives for these executive officers were balanced for all aspects of the Company's business. Because each of these executive officers interacts with all of the Company's business units, the performance measures were intended to encourage them to attend to the entire business of ManTech and make decisions for the benefit of the entire Company. The four performance measures for these executive officers are equally weighted because each of these measures represents an important performance element for the Company.

Under the 2008 incentive compensation plan, Mr. Pedersen, Mr. Coleman, and Mr. Phillips had the same incentive compensation opportunity (expressed as a percentage of salary), which was from 0% to 120% of base salary depending on Company performance. Each had a target incentive compensation opportunity of 85% of base salary at targeted Company performance. The Company's actual performance for 2008 was 106% of the targeted performance, resulting in initial non-discretionary payments at 99% of each of Messrs. Pedersen, Coleman and Phillips annual base salary. Management recommended and the Committee approved a reduction in the amount of each of Messrs. Pedersen, Coleman and Phillip's non-dicretionary incentive compensation payment by 10%, resulting in final non-discretionary payments to each executive at 89% of their annual base salary.

In 2008, the non-discretionary incentive compensation payments for Mr. Mitchell and Mr. Bryan were based on a combination of Company performance measures and performance measures for the business unit for which each of them was responsible. The performance measures for each of them are shown in Notes 5 and 6 to the Grants of Plan-Based Awards table on page 25. The Company-wide performance measures and business unit performance measures had an equal weight in determining each of their final performance scores. By using both Company-wide performance measures and business unit performance measures, each of their incentives were balanced between goals and objectives of the unit for which each of them was responsible and the goals for the Company as a whole. The performance measures were intended to encourage each of them to make decisions that benefited both their business unit and the Company as a whole. The weighting of the business unit performance goals, with business unit revenue growth having a weighting of 50% of the business unit performance goals in 2008, reflects the importance that the Compensation Committee and management placed on driving growth at the Company's primary business units in 2008.

Under the 2008 incentive compensation plan, Mr. Bryan and Mr. Mitchell each had the same incentive compensation opportunity (expressed as a percentage of salary), which was from 0% to 85% of base salary depending on Company performance and the performance of the business unit for which each of them was responsible. They each also had a target incentive compensation opportunity of 50% of base salary at targeted Company and business unit performance.

For 2008, the combined final performance score for Mr. Bryan was in excess of 115% of targeted performance. Consequently Mr. Bryan received the maximum non-discretionary annual incentive payment for 2008 of 85% of his base salary. The combined final performance score for Mr. Mitchell was 109% of targeted performance, resulting in a non-discretionary payment to Mr. Mitchell equal to approximately 70% of his annual base salary.

NEO Incentive Compensation – Discretionary Bonus Payments

Messrs. Pedersen, Coleman and Phillips did not receive discretionary bonus opportunities for 2008.

Messrs. Bryan and Mitchell had maximum discretionary bonus opportunities for 2008 equal to 25% of each executive's annual base salary. The Compensation Committee determined that a discretionary bonus was warranted for Mr. Mitchell. The amount of Mr. Mitchell's bonus is shown in the Summary Compensation Table and represents a discretionary bonus equal to 25% of Mr. Mitchell's base salary. Mr. Mitchell's bonus reflects his individual contributions, as well as the overall performance of his business unit, including its EBIT performance, and the substantial increase in bookings, including contract awards, for his business unit.

NEO Stock Options

Stock option grants were made to each of the NEOs for 2008 in accordance with the philosophy and general practices described above. The value of each stock option grant to each NEO is listed on the Summary Compensation Table on page 24.

Mr. Bryan received a materially higher number of stock options in 2008 than the other NEOs as part of the overall compensation package designed to attract him to ManTech.

Consistent with past practice, because of the level of Mr. Pedersen's stock ownership as Company founder, the Compensation Committee determined that Mr. Pedersen would not be granted any stock options to purchase shares of our common stock in 2008.

2009 Compensation Decisions

At its meeting in March 2009, the Compensation Committee completed its review of executive compensation proposals from management for the Company's 2009 fiscal year, and decided that the executive compensation program for 2009 would be similar in structure to the program for 2008. The Compensation Committee noted that Mr. Coleman had announced his resignation and that Mr. Bryan had transitioned to a non-executive officer role. As a result, the Compensation Committee determined that neither Mr. Coleman nor Mr. Bryan would participate in the 2009 annual executive incentive compensation program.

SUMMARY COMPENSATION TABLE

Name and Principle Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Option Awards[1] ($) (e)	Non-Equity Incentive Plan Compensation ($) (f)	All other Compensation[2] ($) (g)	Total ($) (h)
George J. Pedersen	2008	1,511,923	0	0	1,381,050	175,515	3,068,488
Chairman of the Board and Chief	2007	1,380,385	84,000	0	756,000	148,850	2,369,235
Executive Officer	2006	1,271,158	0	0	693,500	194,093	2,158,751
(Principal Executive Officer)							
Kevin M. Phillips,	2008	407,231	0	262,140	378,675	8,886	1,056,932
Executive Vice President and Chief	2007	350,115	21,300	253,928	191,700	8,965	826,008
Financial Officer	2006	321,352	0	203,166	137,600	9,384	671,502
(Principal Financial Officer)							
Robert A. Coleman	2008	891,212	0	324,612	891,000	9,073	2,115,897
President and Chief Operating Officer	2007	700,231	42,600	710,907	383,400	9,787	1,846,925
	2006	627,120	0	879,734	389,700	10,663	1,907,217
James D. Bryan	2008	394,437	125,000	159,958	348,500	5,889	1,033,784
Subsidiary President							
Thomas E. Mitchell	2008	278,788	72,500	127,806	203,725	14,276	696,370
Subsidiary President							

1 The amounts in this column reflect the compensation expense recognized for financial statement reporting purposes with respect to the 2008 fiscal year for the fair value of stock options granted to each of the named executive officers, in 2008 as well as prior fiscal years, in accordance with SFAS 123R, except that the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions pursuant to SEC rules. See Note 10 to the Financial Statements in ManTech's 2008 Annual Report on Form 10-K for the valuation method for options granted in 2008, 2007 and 2006 (subject to the adjustment for forfeitures as noted above). The options granted in 2008 are also reported in the Grants of Plan-Based Awards Table on page 25.

2 All Other Compensation for 2008 consists of the following amounts: (a) matching contributions made to the ManTech 401(k) Plan in the amounts of $5,830, $6,673, $2,839, and $11,500 for Messrs. Phillips, Coleman, Bryan, and Mitchell, respectively (Mr. Pedersen voluntarily did not participate in the Company's 401(k) Plan in 2008); (b) contributions to the Employee Stock Ownership Plan in the amounts of $2,115 for each of Messrs. Phillips, Coleman, Bryan, and Mitchell (Mr. Pedersen is not eligible to participate in the Company's Employee Stock Ownership Plan); (c) payments of life insurance premiums of $1,316, $941, $285, $935, and $661 for Messrs. Pedersen, Phillips, Coleman, Bryan, and Mitchell, respectively; and (d) perquisites in the amount of $174,199 for Mr. Pedersen. The perquisites for Mr. Pedersen consist of: (i) $100,833 for the portion of the total cost to the Company of employees' time spent on non-corporate matters on behalf of Mr. Pedersen (primarily as a driver), (ii) $21,654 of tax preparation fees, (iii) $34,356 of legal fees, (iv) automobile expenses, and (v) a club membership. For tax preparation and legal fees, the amount reported is the dollar amount paid by ManTech. For employees' time, the aggregate incremental cost is determined by using the employee's salary and overhead costs for the year to calculate an hourly cost and allocating that cost based on the percentage of time spent on these matters compared to the employees' total time.

GRANTS OF PLAN-BASED AWARDS

Name (a)	Grant Date (b)	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards [1] Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)	All Other Option Awards: Number of Securities Underlying Options [2] (#) (f)	Exercise or Base Price of Option Awards [3] ($/sh) (g)	Grant Date Fair Value of Stock And Option Awards ($) (h)
George J. Pedersen							
2008 Bonus Program [4]		1,007,500	1,317,500	1,860,000			
Kevin M. Phillips							
2008 Bonus Program [4]		276,250	361,250	510,000			
2008 Option Grant	3/14/08				30,000	42.00	314,100
Robert A. Coleman							
2008 Bonus Program [4]		650,000	850,000	1,200,000			
2008 Option Grant	3/14/08				40,000	42.00	418,800
James D. Bryan							
2008 Bonus Program [5]		123,000	205,000	348,500			
2008 Option Grant	3/14/08				55,000	42.00	575,850
Thomas E. Mitchell							
2008 Bonus Program [6]		87,000	145,000	246,500			
2008 Option Grant	3/14/08				20,000	42.00	209,400

1 All plan awards were made under the ManTech International Corporation Management Incentive Plan, 2006 Restatement.

2 The options vest over three years, with 1/3 of the total grant vesting on each of the first three anniversary dates of the grant. The options expire five years after the grant date, subject to earlier termination in the event of termination of service.

3 For 2008, the exercise price of all option awards was the closing price of our common stock on the Nasdaq Stock Market on the grant date.

4 The amounts in this row represent the potential payouts under the 2008 Incentive Compensation Plan. Actual payouts are shown in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table on page 24. The award was based on the following performance factors of ManTech at the corporate level and weighting of such factors: (i) Revenue – Goal $1,770,000,000, Weighting 25%; (ii) EBIT % – Goal 8.3%, Weighting 25%; (iii) DSO – Goal 69 days, Weighting 25%; and (iv) Bookings – Goal $2,664,000,000, Weighting 25%. The threshold required a weighted performance of 90% of the goals. The maximum was reached at a weighted performance of 115% of the goals.

5 The amounts in this row represent the potential payouts under the 2008 Incentive Compensation Plan. Actual payouts are shown in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table on page 24. The award was based on the following performance factors (A) of ManTech at the corporate level and weighting of such factors: (i) Revenue – Goal $1,770,000,000, Weighting 25%; (ii) EBIT % – Goal 8.3%, Weighting 25%; (iii) DSO – Goal 69 days, Weighting 25%; and (iv) Bookings – Goal $2,664,000,000, Weighting 25%; and (B) of the Defense Systems Group business unit and weighting of the factors: (i) Revenue Growth – Goal $805,000,000, Weighting 50%; (ii) DSO – Goal 64 days, Weighting 20%; and (iii) Bookings – Goal $1,218,000,000, Weighting 30%. The threshold required a weighted performance of 90% of the goals. The maximum was reached at a weighted performance of 115% of the goals.

6 The amounts in this row represent the potential payouts under the 2008 Incentive Compensation Plan. Actual payouts are shown in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table on page 24. The award was based on the following performance factors (A) of ManTech at the corporate level and weighting of such factors: (i) Revenue – Goal $1,770,000,000, Weighting 25%; (ii) EBIT % – Goal 8.3%, Weighting 25%; (iii) DSO – Goal 69 days, Weighting 25%; and (iv) Bookings – Goal $2,664,000,000, Weighting 25%; and (B) of the Security and Mission Assurance business unit and weighting of the factors: (i) Revenue Growth – Goal $279,000,000, Weighting 50%; (ii) DSO – Goal 72 days, Weighting 20%; and (iii) Bookings – Goal $415,000,000, Weighting 30%. The threshold required a weighted performance of 90% of the goals. The maximum was reached at a weighted performance of 115% of the goals.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

Name (a)	Option Awards			
	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable [1] (c)	Option Exercise Price ($) (d)	Option Expiration Date (e)
George J. Pedersen	0	0	—	—
Kevin M. Phillips	0	30,000 [2]	42.00	3/14/2013
	6,667	13,333 [3]	34.05	3/15/2012
	16,667	8,333 [4]	30.07	3/6/2011
	10,000	0	23.95	3/15/2015
Robert A. Coleman	0	40,000 [5]	42.00	3/14/2013
	8,334	16,666 [6]	34.05	3/15/2012
	16,667	8,333 [7]	30.07	3/6/2011
James D. Bryan	0	55,000 [8]	42.00	3/14/2013
Thomas E. Mitchell	0	20,000 [9]	42.00	3/14/2013
	2,500	5,000 [10]	41.67	11/5/2012
	0	2,000 [11]	34.05	3/15/2012
	0	2,000 [12]	30.07	3/6/2011

1 Vesting of all unexercisable options is contingent on the officer remaining with ManTech until the vesting date. The options would fully vest on the officer's death or disability.

2 For these options, 10,000 shares vest on March 14, 2009, 10,000 shares vest on March 14, 2010, and 10,000 shares vest on March 14, 2011.

3 For these options, 6,667 shares vest on March 15, 2009, and 6,666 shares vest on March 15, 2010.

4 These options vest on March 7, 2009.

5 For these options, 13,334 shares vest on March 14, 2009, 13,333 shares vest on March 14, 2010, and 13,333 shares vest on March 14, 2011.

6 For these options, 8,333 shares vest on each of March 15, 2009 and March 15, 2010.

7 These options vest on March 7, 2009.

8 For these options, 18,333 shares vest on March 14, 2009, 18,334 shares vest on March 14, 2010, and 18,333 shares vest on March 14, 2011.

9 For these options, 6,667 shares vest on March 14, 2009, 6,667 shares vest on March 14, 2010, and 6,666 shares vest on March 14, 2011.

10 For these options, 2,500 shares vest on each of November 5, 2009 and November 5, 2010.

11 For these options, 1,000 shares vest on each of March 15, 2009 and March 15, 2010.

12 These options vest on March 7, 2009.

OPTION EXERCISES AND STOCK VESTED

Name of Executive Officer (a)	Option Awards	
	Number of Shares Acquired on Exercise (#) (b)	Value Realized On Exercise ($) (c)
George J. Pedersen	0	0
Kevin M. Phillips	50,000	1,316,524
Robert A. Coleman	193,000	7,079,476
Thomas E. Mitchell	11,000	202,774
James D. Bryan	0	0

NONQUALIFIED DEFERRED COMPENSATION

Name (a)	Executive Contributions in Last FY ($) (b)	Registrant Contributions in Last FY ($) (c)	Aggregate Earnings in Last FY ($) (d)	Aggregate Withdrawals/ Distributions ($) (e)	Aggregate Balance at Last FYE ($) (f)
George J. Pedersen	0	0	0	0	0
Kevin M. Phillips	0	0	0	0	0
Robert A. Coleman	0	0	0	0	0
James D. Bryan [1]	49,704	0	(11,960)	0	37,744
Thomas E. Mitchell	0	0	0	0	0

[1] All amounts in this row relate to the ManTech Executive Supplemental Savings Plan (the "ESSP"). The ESSP is a nonqualified deferred compensation plan that allows certain executives and other highly compensated employees to make voluntary deferrals of compensation. The operation of the ESSP is subject to the rules of Section 409A of the Internal Revenue Code. An executive may make deferrals of base salary and bonuses. A participant in the ESSP may select from various mutual funds and similar investments for the deferrals. ManTech does not make any matching or other contributions based on an executive's deferral. An executive is fully vested in their deferrals and any deemed earnings. When a deferral is made, a participant can elect a future time to receive a distribution of that deferral, adjusted for any earnings or losses. Under limited circumstances, the participant may elect to defer that distribution to a future date. Distributions can also be made on an unforeseeable emergency that constitutes a substantial hardship to the participant. Otherwise, distributions are made at termination of employment for any reason, including death or disability. Any distribution at termination to an executive officer would be delayed for six months except for a distribution at death.

Amounts in the ESSP may be invested in the equivalent of 19 different mutual funds that are held within life insurance policies held in a trust for the ESSP. During 2008, the equivalent funds in which investments were held and their 2008 annualized earnings were: T.Rowe Price Equity Income (35.75%), Fidelity VIP II Contrafund (37.16%), T.Rowe Price New America Growth (38.31%), GoldmanSachs VIT Mid Cap Value (40.13%), AIM V.I. Capital Development (47.10%), Alliance Bernstein VPS International (56.98%).

Other Potential Post-Termination Payments

➢ *Retirement or other Termination by the Executive*

On his retirement or other termination of employment, Mr. Bryan would be entitled to the payment of the balance in his ESSP account, which was $37,744 on December 31, 2008.

None of our other executives would receive any payment from ManTech on a retirement or other termination by the executive.

➢ *Termination without Cause*

Under his Retention Agreement, if Mr. Pedersen is terminated without cause, he is entitled to a lump sum amount equal to his base salary (which was $1,550,000 as of December 31, 2008). For this purpose, cause means (i) a material violation by Mr. Pedersen of the Retention Agreement, which he fails to cure to ManTech's reasonable satisfaction within thirty (30) days after ManTech delivers written notice specifically identifying such violation; (ii) Mr. Pedersen's willful failure to act in a manner consistent with his responsibilities or with the best interests of ManTech, which he fails to cure to ManTech's reasonable satisfaction within thirty (30) days after ManTech delivers written demand for satisfactory performance that specifically identifies the manner in which ManTech believes that he has not satisfactorily performed his duties; or (iii) Mr. Pedersen's conviction of a felony (other than an offense related to the operation of an automobile that results only in a fine, license suspension or other non-custodial penalty) or other serious crime involving moral turpitude.

If he had been terminated in 2008, Mr. Bryan would have received the amount from the ESSP described above.

None of our other executives are entitled to any payments on a termination without cause.

➢ *Death or Disability*

On death or disability of an executive, all unvested stock options vest and may be exercised. If unvested options had been vested and exercised as of December 31, 2008 (based on the closing price of ManTech stock on the last trading day of 2008), the value realized on exercise for these options would have been: Mr. Phillips $835,219; Mr. Coleman $1,024,245; Mr. Bryan $670,450; and Mr. Mitchell $394,920.

In addition, on the death of an executive, the following amounts would have been payable from life insurance policies for which ManTech paid the premiums as of December 31, 2008: Mr. Pedersen $625,000; Mr. Phillips $1,250,000; Mr. Coleman $1,250,000; Mr. Bryan $1,230,000; and Mr. Mitchell $870,000.

On a termination due to permanent disability of an executive, there would be no amounts payable from ManTech but eligible executives would be entitled to payments from a disability insurance policy. Long-term disability pays 60% of salary with a maximum monthly benefit of $15,000. The benefit is generally payable until age 67.

On death or disability, Mr. Bryan (or his beneficiary) would receive the amount from the ESSP described above.

➢ *Change in Control*

None of our executives are entitled to any additional payments due to a change in control of ManTech.

Executive Officers

We have set forth below the names and ages (as of the Mailing Date) of our current executive officers and their respective positions with us. Biographical information for each of our executive officers is presented following the table (the biographical information for Messrs. Pedersen and Coleman was presented in the *Information Regarding the Nominees for Election as Directors* section of the proxy statement).

Our executive officers serve at the discretion of the Board of Directors.

Name	Age	Position
George J. Pedersen	73	Chairman of the Board and Chief Executive Officer
Robert A. Coleman	49	President and Chief Operating Officer
Kevin M. Phillips	47	Executive Vice President and Chief Financial Officer
John J. Fitzgerald	55	Senior Vice President Finance and Controller
Louis M. Addeo	57	Subsidiary President
James Allburn	68	Subsidiary President
Kenneth J. Farquhar	55	Subsidiary President
Joseph R. Fox	51	Subsidiary President
Thomas E. Mitchell	61	Subsidiary President

Kevin M. Phillips. Mr. Phillips is Executive Vice President and Chief Financial Officer of ManTech International Corporation. Prior to being named Chief Financial Officer, Mr. Phillips served as Corporate Vice President and Chief of Staff for ManTech, in which capacity he played an active role in the integration of acquisitions and other strategic business issues. Mr. Phillips joined ManTech in February 2003. He was formerly the Chief Financial Officer of CTX Corporation, a leading provider of information technology and software strategies and solutions to the national Intelligence Community that had revenues of approximately $35 million at the time it was acquired by ManTech in December 2002. Mr. Phillips spent seven years in the executive management of CTX Corporation. Prior to that, he held various roles including controllerships in IT services providers to the government.

John J. Fitzgerald. Since April 2004, John Fitzgerald has been the Company's Senior Vice President of Finance and Controller. In July 2006, he as promoted to Principal Accounting Officer. Previously, he was Vice President and Controller at DynCorp from 1997 to 2003. Prior to that, he was Vice President and Controller at Litton/PRC Inc. a division of Litton Industries Inc. from 1992-1997. He has also held various senior financial positions including Chief Financial Officer at other companies. He started his career at Ernst & Ernst. He graduated from the University of Maryland and is a CPA.

Louis M. Addeo. Mr. Addeo is President of our Defense Systems Group (DSG). Mr. Addeo joined ManTech in March 2009. Prior to joining ManTech, from 2007 until January 2009, Mr. Addeo served as chief operating officer of Serco, North America, a subsidiary of Serco Group, a 40,000 person organization operating in 30 countries. From 2001 to 2006, Mr. Addeo served as the President of AT&T Government Solutions, a $1.5 billion business segment providing a broad array of complex business IT and services solutions to federal, civilian, DoD and the intelligence community customers. Mr. Addeo previously served in a variety of other capacities during his almost 30-year tenure with AT&T.

James Allburn. Mr. Allburn is President of ManTech SRS Technologies, Inc. (SRS). Mr. Allburn was named President of SRS in May 2007. Prior to that, he served as President and Chief Operating Officer of SRS Technologies, a diversified, high-technology company providing aerospace services, technologies and products to government and commercial clients that had revenues of approximately $130 million at the time it was acquired by ManTech in May 2007. He joined SRS in 1986.

Kenneth J. Farquhar. Mr. Farquhar is President of ManTech Systems Engineering Corporation (MSEC). Mr. Farquhar joined ManTech in 1995 as a Vice President managing MSEC's Engineering and Systems Support Group, and was named President of MSEC in December 2003. Before joining ManTech, he held numerous technical and management positions at other companies in support of U.S. Navy aircraft flight test and engineering efforts at the Naval Air Warfare Center, Patuxent River, MD.

Joseph R. Fox. Mr. Fox is President of ManTech Information Systems & Technology Corporation (IS&T). Mr. Fox was named President of IS&T in September 2004. Prior to that, he served as Senior Vice President of IS&T. Before joining ManTech, Mr. Fox was a Vice President of Integrated Data Systems Corporation, a highly regarded provider of software engineering, computer security and enterprise architecture solutions to the Intelligence Community and the Department of Defense, which ManTech acquired in February 2003.

Thomas E. Mitchell. Mr. Mitchell is President of ManTech Security & Mission Assurance Corporation (SMA). Mr. Mitchell was named President of SMA in November 2007. Prior to that Mr. Mitchell served as Executive Vice President and Chief Operating Officer of SMA, and before that was its Senior Vice President of Strategic Development. Prior to joining ManTech SMA, he served as Senior Vice President for ManTech Gray Hawk's Operations, Intelligence and Security Group. Before joining ManTech, Mr. Mitchell held a number of senior level operations positions at Gray Hawk Systems, Inc, a high technology company providing a broad range of intelligence related services to the homeland security, law enforcement, Intelligence Community and the Department of Defense markets that had approximately $70 million in revenue in 2004, which ManTech acquired in May 2005.

AUDIT COMMITTEE REPORT

The Audit Committee reviews ManTech's financial reporting process on behalf of the Board. Management has the primary responsibility for establishing and maintaining adequate internal financial controls, for preparing the financial statements and for the public reporting process. Deloitte & Touche LLP (D&T), our Company's independent auditor for 2008, is responsible for expressing an opinion on the conformity of the financial statements with generally accepted accounting principles. Additionally, D&T is responsible for expressing an opinion on the effectiveness of the Company's internal control over financial reporting.

In this context, we have reviewed and discussed with both management and our independent auditor the Company's audited financial statements, management's assessment of the effectiveness of the Company's internal control over financial reporting, and D&T's evaluation of the Company's internal control over financial reporting, in each case for the year ended December 31, 2008. The Audit Committee has discussed with D&T those matters required to be discussed by the Securities and Exchange Commission and Statement on Auditing Standards No. 61, *Communication with Audit Committees*, as amended, and as adopted by the Public Company Accounting Oversight Board in Rule 3200T.

D&T has provided us with the written disclosures and the letter from the independent accountant pursuant to applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Audit Committee concerning independence. The Audit Committee has discussed with D&T the auditor's independence from the Company and its management. The Audit Committee has concluded that D&T's provision of audit and non-audit services to the Company is compatible with D&T's independence.

Based upon the considerations, reviews and discussions referred to above, we recommended to the Board of Directors (and the Board of Directors approved) the inclusion of the audited financial statements for the year ended December 31, 2008 in the Company's Annual Report on Form 10-K for 2008.

The Audit Committee of the Board of Directors

Barry G. Campbell, *Chairman*
Walter R. Fatzinger, Jr.
Richard J. Kerr

RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS
PROPOSAL 2

The Audit Committee of the Board of Directors is responsible for selecting and appointing our independent auditors. The Audit Committee has appointed the firm of Deloitte & Touche LLP to serve as our independent auditors for the fiscal year ending December 31, 2009, subject to the ratification of such appointment by the stockholders at the Annual Meeting. Although stockholder approval is not required by our bylaws or otherwise, we are submitting the appointment of D&T for ratification in order to obtain the views of our stockholders.

In the event the stockholders fail to ratify the appointment, the Audit Committee will reconsider its appointment. Even if the selection is ratified, the Audit Committee may, in its discretion, appoint a different independent auditing firm at any time during the year if the Audit Committee believes that a change would be in the best interests of the Company and its stockholders.

In appointing D&T as our independent auditors for the fiscal year ending December 31, 2009, the Audit Committee considered whether D&T's provision of non-audit services to the Company is compatible with maintaining the auditor's independence.

D&T served as our independent auditor in 2008. We expect that representatives of D&T will be present at the Annual Meeting and will be available to respond to appropriate questions. Those representatives will also have an opportunity to make a statement or comment on the financial statements if they wish to do so.

Policy Regarding Audit Committee Pre-Approval of Audit and Permitted Non-audit Services

Our Audit Committee charter contains the Audit Committee's policy for pre-approval of audit and permitted non-audit services performed by our independent auditor. The requirement for pre-approval, in part, allows us to assess whether the provision of such services might impair the auditor's independence.

The Audit Committee approves the annual audit services engagement and (if necessary) any material changes in terms, conditions and fees resulting from changes in audit scope or other matters.

The chairman of the Audit Committee has been authorized by the Audit Committee to pre-approve any services arising during the year that were not pre-approved by the Audit Committee at the time of the annual audit services engagement. Services that are pre-approved by the Audit Committee chairman are then communicated to the full Audit Committee, for informational purposes only, at the Audit Committee's next regularly scheduled meeting.

For each proposed service, the independent auditor is required to provide back-up documentation detailing the service. The Audit Committee regularly reviews summary reports provided to us by our independent auditor. During 2008, all services performed by D&T were approved by the Audit Committee pursuant to the Audit Committee's pre-approval policy.

Fees Paid to Deloitte & Touche LLP

The following table presents the aggregate fees that we were billed for professional services rendered by Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates (collectively, the Deloitte Entities) for the fiscal years ended December 31, 2007 and 2008:

Type of Fees	2007	2008
Audit Fees	$1,254,575	$1,848,711
Audit-Related Fees	479,407	234,185
Tax Fees	366,285	113,652
All Other Fees	26,000	35,000
TOTAL	$2,126,267	$2,231,548

In the table above, in accordance with the definitions and rules of the SEC

- ***Audit Fees*** are fees that we paid to the Deloitte Entities for professional services rendered for the audit of our consolidated financial statements that are included in our Annual Reports on Form 10-K, the audit of the Company's internal control over financial reporting, and the review of financial statements included in our Quarterly Reports on Form 10-Q.
- ***Audit-Related Fees*** consist of fees that we paid to the Deloitte Entities for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements. Audit-Related Fees include services performed in connection with the audits of our 401(k) plans, Employee Stock Ownership Plan, other benefit plans, foreign operations, and include services related to the audit of the pre-closing balance sheet provided in connection with the Company's acquisition of SRS Technologies in 2007.
- ***Tax Fees*** are fees that we paid to the Deloitte Entities for professional services rendered for tax compliance, tax advice and tax planning.
- ***All Other Fees*** are fees that we paid to the Deloitte Entities for products and services that were not included in the first three categories, and include consultation services related to the allowability of costs in accordance with the Federal Acquisition Regulation and other compliance issues.

Recommendation of the Board of Directors

The Board recommends that you vote "FOR" the ratification of the appointment of Deloitte & Touche LLP to serve as our independent auditors for the fiscal year ending December 31, 2009. All proxies executed and returned will be voted "FOR" the ratification of the appointment of Deloitte & Touche LLP unless the proxy specifies otherwise.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Review and Approval of Transactions with Related Persons

In 2007, the Board adopted a policy and procedures for the review, approval and monitoring of all transactions involving the Company and "Related Parties" (the Policy). Under the Policy, a Related Party is any director, executive officer, director nominee, 5% or greater stockholder, or an immediate family member of any of these people. With certain exceptions that are detailed in the Policy, a Related Party Transaction is any arrangement, transaction or relationship in which the Company is a participant and any Related Party has or will have a direct or indirect interest (other than solely as a result of being a director or less than 10% beneficial owner of another entity).

Under the Policy, the Audit Committee is responsible for reviewing and approving all Related Party Transactions. If a director is involved in the proposed transaction, he or she will not participate in discussions and decisions about the proposed transaction. In determining whether to approve a proposed Related Party Transaction, the Audit Committee will take into account, among other factors:

- the material facts and circumstances of the transaction (such as the nature of the Related Party's interest, the value of the proposed transaction, the benefit to the Company and whether the transaction is on terms comparable to an arms-length transaction),
- any potential impact on a director's independence,
- public disclosure issues, and
- any anticipated perception issues related to the transaction.

If the Audit Committee approves a Related Party Transaction, and the transaction is anticipated to be continuing, the Audit Committee may establish guidelines for senior management to follow in those continuing dealings with the Related Party. In these cases, the Audit Committee is responsible for periodically (and at least annually) reviewing and assessing the ongoing relationships to ensure they are in compliance with the Audit Committee's guidelines and that the Related Party Transaction remains appropriate. Additionally, the Audit Committee has adopted certain "standing approvals" for some common Related Party Transactions involving *de minimis* amounts (including certain types of compensation decisions for employees who are family members of Related Parties and charitable contributions to entities that have relationships with Related Parties) that fall below the minimum threshold for public disclosure.

The Policy requires that transactions that exceed the minimum threshold for disclosure in our proxy statement under the relevant SEC rules shall be disclosed in accordance with the applicable laws, rules and regulations.

Related Party Transactions

Employee Relationships

Ms. Christine Lancaster, our Assistant Vice President and Assistant Corporate Secretary, is the daughter of George Pedersen, our Chairman of the Board and CEO. Ms. Lancaster has been employed by us on a full-time basis since 1984. In 2008, Ms. Lancaster received salary compensation of $130,156 and a bonus of $12,500.

Certain of our executive officers have relatives who work for us. In all of these cases, the amount of compensation paid to such family members is less than the amount that would require disclosure under Item 404 of Regulation S-K.

Compensation Committee Interlocks and Insider Participation

No members of our Compensation Committee in fiscal year 2008 were officers or employees of the Company or former officers of the Company and no members of our Compensation Committee had any relationship with the Company during fiscal year 2008 requiring disclosure as a related party transaction under the SEC's rules.

None of our executive officers in fiscal year 2008 served as a director or member of the compensation committee (or other board committee performing equivalent functions) of any other entity which had an executive officer serving as one of our directors or member of our Compensation Committee.

BENEFICIAL OWNERSHIP OF OUR STOCK

Ownership by Our Directors and Executive Officers

The following table sets forth certain information known to us regarding the beneficial ownership of our common stock as of March 20, 2009 by each of the following:

- Our named executive officers (identified in the Summary Compensation Table), except for Mr. Bryan, who is no longer an executive officer
- Our directors and director nominees
- Our current directors and executive officers, as a group

We have determined beneficial ownership in accordance with the rules and regulations of the Exchange Act.

Unless otherwise indicated, the persons included in the table below have sole voting and investment power over the shares reported. In addition, because Class B Common Stock may be voluntarily converted into Class A Common Stock on a share-for-share basis, each share of Class B Common Stock also represents beneficial ownership of a share of Class A Common Stock. However, for purposes of this presentation, share amounts and ownership percentages are presented without regard to convertibility. The address for each person in the table below is the mailing address of our principal executive offices: 12015 Lee Jackson Highway, Fairfax, VA 22033-3300.

	Class A Common Stock			Class B Common Stock		
Name	Total Shares Beneficially Owned [1]	Number of Option Shares [1]	Percent of Class [2]	Total Shares Beneficially Owned	Percent of Class	Total Voting Power [2] [3]
George J. Pedersen [4]	—	—		13,678,345	100%	79.4%
Robert A. Coleman [5]	30,337	30,000	*			*
Kevin M. Phillips [6]	58,652	58,333	*			*
Thomas E. Mitchell [7]	12,317	12,167	*			*
Walter R. Fatzinger, Jr. [8]	30,858	27,833	*			*
Richard J. Kerr	27,833	27,833	*			*
Stephen W. Porter	27,833	27,833	*			*
Barry G. Campbell	14,167	14,167	*			*
David E. Jeremiah	20,833	20,833	*			*
Richard L. Armitage	7,833	7,833	*			*
Mary K. Bush	4,166	4,166	*			*
Kenneth A. Minihan	9,167	9,167	*			*
All directors and executive officers as a group (17 persons):	295,743	285,498	1.4%	13,678,345	100%	79.5%

1 Shares of common stock subject to options that are or will become exercisable within 60 days after March 20, 2009 comprise the number of shares listed under the column "Number of Option Shares," and such shares are also included in computing the total shares of Class A Common Stock beneficially owned by such individual under the column "Total Shares Beneficially Owned."

2 An asterisk indicates that the total beneficial ownership of the class of stock or the total voting power of our outstanding common stock (in each case, including shares subject to options that may be exercised within 60 days) is less than 1%.

3 The holders of our Class A Common Stock are entitled to one (1) vote per share, and the holders of our Class B Common Stock are entitled to ten (10) votes per share.

4 Includes (i) 13,622,760 shares of Class B Common Stock held in the name of George J. Pedersen, (ii) 54,417 shares of Class B Common Stock held by the ManTech Special Assistance Fund, Inc., a fund over which Mr. Pedersen has voting and investment control and as to which Mr. Pedersen disclaims beneficial ownership, and (iii) 1,168 shares of Class B Common Stock held by Mr. Pedersen's wife, Marilyn A. Pedersen.

5 Includes 337 shares of Class A Common Stock vested in the name of Robert A. Coleman that are held by the ManTech International Corporation Employee Stock Ownership Plan.

6 Includes 319 shares of Class A Common Stock vested in the name of Kevin M. Phillips that are held by the ManTech International Corporation Employee Stock Ownership Plan.

7 Includes 150 shares of Class A Common Stock vested in the name of Thomas E. Mitchell that are held by the ManTech International Corporation Employee Stock Ownership Plan.

8 Includes 2,225 shares of Class A Common Stock held by Fidelity Brokerage Services LLC for Helen C. Fatzinger, as to which Mr. Fatzinger disclaims beneficial ownership.

Ownership by Holders of More Than 5% of Our Class A Common Stock

The following table details certain information with regard to the beneficial ownership of the owners of more than 5% of our outstanding Class A Common Stock, as of December 31, 2008.

Name and Address	Number of Shares Beneficially Owned and Nature of Beneficial Ownership (1) (2) (3) (4)	Percent of Outstanding Class A Common Stock (5)	Percent of Outstanding Class B Common Stock (5)	Total Voting Power (5)
George J. Pedersen 12015 Lee Jackson Hwy, Fairfax, VA 22033	13,958,345		100%	86.6%
Neuberger Berman, Inc. 605 Third Avenue, New York, NY 10158	2,553,632	11.9%		1.6%
Barclays Global Investors, NA 400 Howard St., San Francisco, CA 94105	1,406,098	6.5%		0.9%
The Bank of New York Mellon Corporation One Wall Street, 31st Fl., New York, NY 10286	1,160,342	5.4%		0.7%
Fidelity Management and Research Corporation 82 Devonshire Street, Boston, MA 02109	1,143,780	5.3%		0.7%

1 As reported on a Schedule 13G/A filed by Neuberger Berman, Inc. on February 11, 2009. According to such Schedule 13G/A, Neuberger Berman, Inc. and Neuberger Berman, LLC have shared voting power with respect to 2,160,800 of these shares, and shared dispositive power with respect to all 2,553,632 of these shares; Neuberger Berman Management LLC reported shared voting and shared dispositive power with respect to 2,160,800 of these shares; and Neuberger Berman Equity Funds reported shared voting and shared dispositive power with respect to 2,150,500 of these shares.

2 As reported on a Schedule 13G filed by Barclays Global Investors, NA on February 6, 2009. According to such Schedule 13G, Barclays Global Investors, NA beneficially owns 1,406,098 shares, and has the sole voting power with respect to 1,217,499 of these shares, and sole dispositive power with respect to all 1,406,098 shares.

3 As reported on a Schedule 13G filed by The Bank of New York Mellon Corporation on February 17, 2009. According to such Schedule 13G, The Bank of New York Mellon Corporation beneficially owns 1,160,342 shares, and has the sole voting power with respect to 1,040,711 of these shares, and sole dispositive power with respect to all 1,160,342 of these shares.

4 As reported on a Schedule 13G/A filed by Fidelity Management and Research Corporation on February 16, 2009. According to such Schedule 13G/A, Fidelity Management and Research and Management Corporation beneficially owns 1,143,780 shares, and has the sole voting power with respect to 159,620 of these shares, and sole dispositive power with respect to all 1,143,780 of these shares.

5 Based on 21,521,964 shares of Class A Common Stock and 13,958,354 shares of Class B Common Stock outstanding on December 31, 2008. The holders of our Class A Common Stock are entitled to one (1) vote per share, and the holders of our Class B Common Stock are entitled to ten (10) votes per share. The Class B shares may be converted by their holder into Class A shares at any time.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our officers and directors, and persons who own more than 10% of our equity securities, to file reports of ownership and changes in ownership with the SEC, and to furnish us with copies of such Section 16 reports that they file.

Based solely upon our review of copies of such reports received by it and written representations from our officers and directors that no other reports were required for them, we believe that our officers, directors and 10% stockholders complied with their Section 16(a) filing obligations for 2008 and timely filed all reports required to be filed pursuant to Section 16(a) for 2008.

Stockholder Proposals

In order for a stockholder proposal to be considered for inclusion in our proxy statement for our 2010 Annual Meeting of Stockholders pursuant to Rule 14a-8(e) of the Exchange Act, the proposal must be received by our Corporate Secretary at 12015 Lee Jackson Highway, Fairfax, VA 22033-3300, no later than January 14, 2010. The stockholder proposal, including any accompanying supporting statement, may not exceed 500 words. Notice of any stockholder proposal to be submitted outside of the Rule 14a-8 process mentioned above must be received by our Corporate Secretary between December 4, 2009 and February 2, 2010 in order to be considered timely. As to all such matters for which we do not receive notice on or prior to that date, discretionary authority to vote on such proposal shall be granted to the persons designated in our proxy relating to the 2010 Annual Meeting of Stockholders. However, if we determine to change the date of the 2010 Annual Meeting of Stockholders by more than 30 days from May 14, 2010, we will provide stockholders with a reasonable time before we begin to print and mail our proxy materials for the 2010 Annual Meeting of Stockholders, so that our stockholders have an opportunity to make proposals in accordance with the rules and regulations of the SEC.

Incorporation by Reference and Other Information

We have included our Annual Report for the fiscal year ended December 31, 2008 (and our audited financial statements for such fiscal year) with this proxy statement; however, the Annual Report and the audited financial statements are not incorporated by reference into this proxy statement, do not constitute a part of the proxy soliciting material, and are not subject to the liabilities of Section 18 of the Exchange Act. You may request additional copies of the accompanying Annual Report, without charge, by contacting our investor relations department.

Available Information

You may obtain a copy of our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (including the financial statements, financial statement schedules and exhibits), without charge, by sending a written request to our Corporate Secretary, Jeffrey S. Brown, at ManTech International Corporation, 12015 Lee Jackson Highway, Fairfax, VA 22033-3300, or by calling (703) 218-6098.

Additionally, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed with or furnished to the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act are available free of charge on the Corporate Governance page of our Website, as soon as reasonably practicable after we electronically file such reports with the SEC. Information contained on our Website is not a part of this proxy statement.

By Order of the Board of Directors



George J. Pedersen
Chairman of the Board and Chief Executive Officer

Fairfax, Virginia
April 3, 2009

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Appendix A

Companies Included in Executive Compensation Surveys

Some of the companies listed on this Appendix A are not similarly-sized companies within the business software and services industry, and would not be included in the survey averages used for compensation determinations. Because of the structure of the surveys, it is not possible to identify which of the companies listed below were actually included in the survey averages used for any of our named executive officers. Therefore, this Appendix A includes all companies which might have been included in the survey averages used.

A O Smith Corporation
A.T. Kearny, Inc.
ABB, Inc.
Abbott Laboratories
ABM Industries, Inc.
ABS
Abt Asssociates, Inc.
ABX Air, Inc.
ACC Capital Holdings
ACI Worldwide
Accenture
Accor North America, Inc.
ACE INA
Acergy US, Inc.
Acuity
Adecco
ADESA, Inc
ADTRAN Incorporated
Advanced Measurement Technology, Inc.
Advanced Micro Devices
Advanta Corporation
ADVO, Inc.
Aeronix, Inc.
AET
Ag Processing, Inc.
AGCO Corporation
Agfirst
AGL Resources, Inc.
AIPSO
Aker Kvaerner
Akzo Nobel, Inc.
Albemarle Corporation
Aleris International, Inc.
Alexander & Baldwin, Inc.
Alfa Laval, Inc.
Allegheny Techologies, Inc.
Allergan, Inc.
Allete
Alliance Data Systems
Alliant Techsystems
ALON USA Energy, Inc.
ALSAC St. Jude
Alta Resources Corporation
Ameren Corporation
American International
American Signature, Inc.
AMERIGROUP Corporation
AmeriPride Services, Inc.
Ameriquest
AmerisourceBergen Corporation
Ames True Temper
Amphenol Corporation
Amplifon USA
AMSEC LLC
Anixter International, Inc.
AOC, LLC
AOL, LLC
AON Corporation
Apache Corporation
APL Limited
APL Limited - APL Logistics
Apogen Technologies
Apollo Group, Inc.
Applied Materials, Inc.
Applied Technology & Management
APS
AQS, Inc.
Arch Coal, Inc.
Archer Daniels Midland Company
Archon Group, L.P.
AREVA NP, Inc.
ARGO-TECH Corporation
Argonaut Group
Argonne National Laboratory
Armstrong World Industries - COE
ARTEL, Inc
Arup - NewYork
Arup - San Francisco
Ashland, Inc.
Assurant, Inc.
Assurant Solutions
Assurant Solutions & Specialty Property
Assurant Specialty Property
Asurion
AURA/Gemini Observatory
Automatic Data Processing (ADP)
Avaya, Inc.
Aviall, Inc.

Avista Corporation
AvivaUSA
Axis Capital Holdings
Babcock & Wilcox Company
Baker Hughes, Inc.
Ball Corporation
Baltimore Aircoil Company
Bausch & Lomb, Inc.
Baxter International, Inc.
Beacon Industrial Group
Bechtel Corporation
Bechtel Systems & Infrastructure, Inc.
Beckman Coulter, Inc.
Belk, Inc.
Belkin International, Inc.
Belo Corporation
Bemis Company, Inc.
Berwick Offray LLC
BG North America LLC
Biodynamic Research Corporation
Biogen Idec, Inc.
Black & Veatch Corporation
Black & Veatch, Inc.
BlueLinx Corporation
Bluelinx Holdings, Inc.
Boart Longyear
Boeing Company
Bombardier Transportation
Booz Allen Hamilton
Borg Warner, Inc.
Boston Scientific Corporation
Bovis Lend Lease
Brady Corporation
BRE Properties, Inc.
Bristol West Holdings, Inc.
Broadcom Corporation
Broadlane
Brookhaven National Laboratory
Brown and Caldwell
Brown-Forman Corporation
Brownells, Inc.
Brunswick new Technologies
Bucyrus International, Inc.
Buffets, Inc.
Builders Firstsource
Building Materials Holding Corporation
Bunge, Ltd.
C. H. Robinson Worldwide
C2 Portfolio Essentials, Inc.
C2 Portfolio, Inc.
Cabelas, Inc.
Cabot Corporation
CACI International, Inc.
CAE Simuflite
Caelum Research Corporation
Calibre Systems
California ISO
Camcraft
Cameron International Corporation
Capgemini
Carilion
Carlisle Companies, Inc.
Carlson Companies
Carpenter Technology Corporation
Castle Rock Industries
CDM, Inc.
CDW Corporation
CEC Entertainment, Inc.
Celanese Corporation
Celestia
Celtic Insurance
Cemex, Inc.
Centene Corporation
Centex Corporation
CenturyTel, Inc.
Century Tel Enterprises, Inc.
Cephalon, Inc.
CEBA Logistics
CFA Institute
CFC International
CGGVeritas
CGI-AMS
CGI Technologies and Solutions, Inc.
CH2M Hill
Chemtura Corporation
Chicago Board Options Exchange
CHS, Inc.
Chubb & Son
Chubb Corporation
Church & Dwight
CIT Group, Inc.
Citizens Communications Company
Clarkston Consulting - Clarkston Potomac Group, Inc.
Classified Ventures, LLC
Cleco Corporation
Clopay Corporation
ClubCorp, Inc.
Coffeyville Resources, LLC
Colsa Corporation
Comerica, Inc.
CommScope, Inc.
Communication Technologies, Inc.
Communications Data Services, Inc.
CompuCom Systems, Inc.
Computer Sciences Corporation - Americas Outsourcing
Computer Task Group

Computer Technology Associates, Inc. - Corporate
Concentra, Inc.
ConnectiCare, Inc.
Conseco Services LLC
Constellation Brands, Inc.
Convergys Corporation
Con-Way, Inc.
Cook Communication Ministries
Cooper Industries, Ltd.
Copeland Corporation
Core Mark Holding Co., Inc.
Corning, Inc.
Corporate Express, Inc., a Buhrmann Company
Corrections Corporation of America
Covansys Corporation
Cox Enterprises, Inc.
Crane Company
Crowe Chizek and Company, LLC
Crowley Maritime Corporation
Crown Castle International Corporation
Crown Cork & Seal
CSL Behring, LLC
Cubic Corporation
Culligan International Company
Cummins, Inc.
Cytec Industries, Inc.
Dade Behring, Inc.
Daiichi Sankyo, Inc.
Dal-Tile, Inc.
Danaher Corporation
Danaher Motion
Danfoss - Bauer
Dassault Falcon Jet Corporation
Data Center, Inc.
Data Exchange
Data Recognition Corporation
Davita, Inc.
Dayton Superior Corporation
Del Laboratories, Inc.
Delek US Holdings, Inc.
Delorme Publishing
Delphi Corporation
Deluxe Corporation
Diebold, Inc.
Digital Risk, LLC
Digitas, Inc.
Discovery Communications, Inc.
D-M-E Company
Dobson Communications Corporation
Donaldson Company, Inc.
Dover Corporation
DSC Logistics
DST Systems, Inc.
E. I. du Pont de Nemours and Company
E. ON US, LLC
E W Scripps Company
Eaton Corporation
EchoStar Communications Corporation
EchoStar Satellite LLC
Ecolab, Inc.
EDFUND
Edison International
EDS
Edward Jones & Company
Edwards Lifesciences, LLC
eFunds Corporation
EG&G - Defense Materials
EI du Pont de Nemours
El Paso Corporation
Electro Rent Corporation
Electronic Data Systems
Elmer's Products, Inc.
Elsevier
Embarq Corporation
EMC Corporation
EMCOR Group, Inc.
Enbridge Energy Partners, LP
Endeavour International
Energizer
Enodis plc
EnPro Industries, Inc.
ENSCO International, Inc.
Entergy Corporation
Enterprise Products Partners, LP
EOG Resources, Inc.
EON US LLC
Ergotron, Inc.
Eschelon Telecom, Inc.
ESCO Corporation
ESCO Technologies
Essilor of America
Esterline Technologies Corporation
Etnyre International, Ltd.
Everest Re Group, Ltd.
Exel, Inc.
Exelon Corporation
Exide Corporation
Exostar, LLC
Expeditors International of Washington, Inc.
E-Z-EM, Inc.
Fabri-Kal Corporation
FBD Consulting, Inc.
FCI USA, Inc.
Federal Mogul Corporation
Fellowes, Inc.
Ferguson Enterprises

Fermi National Accelerator Laboratory
FermiLab
Ferrellgas
Ferro Corporation
Fidelity National Information Services
First American Corporation
First Citizen of South Carolina
First Data Corporation
First Horizon National Company
First Marblehead Corporation
Fiserv, Inc.
Fiskars Brands, Inc.
Flint Group
Florida Production Engineering
Fluor Corporation
FMC Corporation
FMC Technologies, Inc.
Foldcraft Company
Forest City Enterprises
Forest Laboratories, Inc.
Fortune Brands, Inc.
Foseco Metallurgical, Inc.
Fossil Partners LP
Foster Wheeler, Ltd.
Freedom Communications, Inc.
Fremont Group
G&K Services, Inc.
G. Loomis, Inc.
Galamba Companies, Inc.
Galtfelter
Gambro, Inc.
GameTech International
Gardner Denver
Gartner, Inc.
Gateway, Inc.
GATX Corporation
GENCO Distribution Systems
GenCorp, Inc.
General Communication, Inc.
General Dynamics Information Technology
General Growth Properties, Inc.
Genpro, Inc.
Genpro Transportation
Genzyme Corporation
George Fisher Signet, Inc.
Georgia Gulf Corporation
Gerdau Ameristeel
Gilead Sciences, Inc.
Givaudan - United States
GKN North America Services, Inc.
Glatfelter Company
Glatfelter - Chillicothe Plant
Global Consultants, Inc.
Global Industries Offshore LLC
GM Offshore, Inc.
Gold Eagle Company
Golden Horizons, LLC
Golden Innovations
Golden Ventures, LLC
Golub Corporation
Goodrich Corporation
Google, Inc.
Graco, Inc.
GROWMARK, Inc.
GTECH Corporation
GTSI
Halliburton Company
Hanesbrands, Inc.
Hannaford Bros. Company
Harman International Industries, Inc.
Harris Associates, LP
Harris Interactive
Harsco Corporation
Harshaw Trane
Harvey Industries
Hazelden Foundation
HDQ
Heat Transfer Research, Inc.
Helmerich & Payne, Inc.
Hendrickson International
Henry Schein, Inc.
Hercules, Inc.
Herman Miller, Inc.
Hess Corporation
Highmark, Inc.
Hill Phoenix
Hilti, Inc.
Hines Interests, LLP
Hitachi
HNI Corporation
HNTB Companies
Holden Industries
Holly Corporation
Honeywell International, Inc.
Hospira, Inc.
Hubbell, Inc.
Humana, Inc.
Hunt Consolidated
Hunter Douglas, Inc.
Hunter Industries Incorporated
Huntington Bancshares, Inc.
Huntsman Corporation
Huron Consulting Group
Hutchinson Technology, Inc.
Huttig Building Products, Inc.
Hydril Company, LP

I.C. System, Inc.
IDACORP, Inc.
Idearc, Inc.
IMC, Inc.
Immix Management Services
Infinite Solutions LLC
Information Handling Services (IHS)
Information Management Service
Ingersoll-Rand Co., Ltd.
Ingram Industries, Inc.
Ingram Micro, Inc.
Innomark Communications
Institute of Nuclear Power Operations
Instrument Sales & Service
Integra Telecom Holdings
Intel Corporation
Interface Solutions
International Imaging Materials, Inc.
Interpublic Group of Companies
Intertape Polymer Group
Invensys Controls
Invesco, Plc.
iPCS, Inc.
Irex Corporation
ISO, Inc.
Itochu International, Inc.
ITT Corporation
ITT Industries System Division
J&B Software, Inc.
J J Keller & Associates, Inc.
J R Simplot Company
Jacobs Engineering Group, Inc.
Jacobs Technology, Inc.
James Hardie Building Products

Jarden Corporation
Jefferson Wells International
JLT Services Corporation
Jockey International, Inc.
John Crane, Inc.
John Wiley & Sons, Inc.
Johnson Controls - Power Solutions
Johnson Outdoors, Inc.
JPI Partners, LLC
JSJ Corporation
Juniper Networks, Inc.
K. Hovnanian Companies
Kason Corporation
KBR, Inc.
Keenan & Associates
Keihin Indiana Precision Technology
Kendle International
Kerry, Inc.
KIK Custom Products
Kinetico, Inc.
Komatsu America Corporation
KRATON Polymers US, LLC
Kronospan, LLC
Krueger International
Kyocera America, Inc.
L Perrigo Company
L-3 Communications Holdings, Inc.
L-3 Government Services
Lab Volt System
Laboratory Corporation of America
Laboratory Corporation of America Holdings
LaGarde, Incorporated
LAIKA
Landis+Gyr, Inc.
Landstar System, Inc.
Lantech.com
LANXESS Corporation US
LAUSD
Lawson Products, Inc.
LeasePlan U.S.A.
Legal & General America, Inc.
Leggett & Platt, Inc.
Lehigh Cement Company
Lennox International, Inc.
Leo Burnett Worldwide
LESCO, Inc.
Leupold & Stevens, Inc.
Level 3 Communications
Liberty Diversified Industries
Live Nation, Inc.
Lockheed Martin Corporation
Lockheed Martin Information Systems & Global Services
Loews Corporation
Logan's Roadhouse
Loop, LLC
Los Alamos National Laboratory
Louisiana Pacific
Lozier Corporation
Lubrizol Corporation
Luck Stone Corporation
Lundbeck Research USA, Inc.
Maersk, Inc.
Magellan Midstream Holdings, LP
Magna Donnelly Corporation
Main Street America Group
Malco Products, Inc.
Malcolm Pirnie, Inc.
Manitowoc Company
Mannatech, Inc.
Mannington Mills, Inc.

Maritz, Inc.
MARKEM Corporation
Marshall & Ilsley Corporation
Martin Marietta Materials
Masco Corporation
Matson Navigation Company
Matthews International Corporation
MBIA. Inc.
McDermott International, Inc.
McLeodUSA
MDU Resources Group, Inc.
MeadWestvaco Corporation
Meijer, Inc.
Menasha Corporation
Mercury General Corporation
Merial Limited
Merrill Corporation
Messier-Bugatti USA
Metavante Corporation
MetoKote Corporation
MetroPCS
Michael Baker Corporation
Micro Motion, Inc.
Microflex Corporation
Midwest ISO
Midwest Research Institute
Millbrook Partners
Milliken & Company
Milltronics
MindLeaders.com
Mirant
Mitsui & Company U.S.A., Inc.
MMS Consultants, Inc.
Mohawk Industries
Molex, Inc.
Money Mailer LLC
Motorola, Inc.
MPSI Systems, Inc.
M-real USA Corporation
MSC Industrial Direct
MTC Technologies
MTD Products, Inc.
MTS Systems Corporation
Mueller Industries
Nacco Industries, Inc.
Nalco Holding Company
Nash Finch Company
National Oilwell Varco
National Security Technologies LLC
Navarre
Navy Exchange Service Command (NEXCOM)
NCCI Holdings, Inc.
NCH Corporation
NCMIC
NCR Corporation
Nelnet, Inc.
New Customer Service Companies
New York ISO
NICOR, Inc.
NII Holdings, Inc.
Noble Corporation
Nordson Corporation
Nortel Networks Corporation
Northrop Grumman Mission system
Novamex
NRUCFC
NSK Corporation
NSTAR
NTN Bearing Corporation of America
Nuclear Management Company, LLC
Nucor Corporation
Oce Business Services
Old Republic International Corporation
OLIN Corporation
OM Group, Inc.
Omnicom Group
ONEOK, Inc.
Oneok Partners LP
Opus Corporation
Orbital Science Corporation
Owens & Minor, Inc.
Oxford Industries
Paccar, Inc.
Pacer International
Pacific Northwest National Laboratory
PacifiCorp
Pactiv Corporation
Panduit Corporation
Parkway Corporation
Parsons Brinckerhoff
Parsons Corporation
Partnerre, Ltd.
Parts Now LLC
Patterson Companies, Inc.
Pegasus Solutions
Pentair, Inc.
Pentax USA, Inc.
Pergo, Inc.
Perini Corporation
Pernod Ricard USA
Perot Systems Corporation
Peter Kiewit Sons, Inc.
Peter R. Johnson & Company
PGT Industries
Phacil, Inc.
Pharmative LLC

PharMerica
PHH Arval
PHI, Inc.
Philip Services Corporation
PHNS, Inc.
Phoenix Companies, Inc.
Pilot Corporation America
Pinnacle West Capital Corporation
Pioneer Hi-Bred International
Pitney Bowes, Inc.
Plante & Moran, PLLC
Plexus Corporation
Plymouth Tube
PM Company
PNM Resources
Polar Electro, Inc.
Policy Studies, Inc.
Polymer Group Inc.
PolyOne Corporation
Popular, Inc.
Powerwave Technologies, Inc.
PPD, Inc.
PPG Industries, Inc.
PPL Corporation
PRA International
Praxair
Preformed Line Products Company
Premier, Inc.
Pride International, Inc.
Pro Staff
Project Management Institute
Prologis
ProQuest Company
Public Service Enterprise Group, Inc.
Qualex, Inc.
Quanta Services, Inc.
Questar Corporation
Quintiles
Qwest Communications International, Inc.
R L Polk & Company
Rainin Instrument LLC
Raley's
Ratner Companies
Raytheon Company
RBC - Centura
Realogy Corporation
Reckitt Benckiser, Inc.
Redcats USA
Regency Centers Corporation
Republic Services, Inc.
Rexel, Inc.
Reynolds American, Inc.
RiceTec, Inc.
Rich Products Corporation
Ricoh Corporation
Rimage Corporation
Rite-Hite Corproation
RLI Corp.
Robert Bosch Corporation
Robert Bosch LLC
Robert Half International, Inc.
Rockwell Automation, Inc.
Rockwell Collins
Rockwood Holdings, Inc.
Rohm and Haas Company
Roland Corporation US
Rollins, Inc.
RR Donnelley & Sons Company
RREEF
Rush Enterprises, Inc.
Ryder Systems, Inc.
Ryland Group, Inc.
Sabre Holdings, Inc.
SAE International
Safeco Corporation
Safety Kleen
Safety-Kleen Systems, Inc.
Safilo USA
SAIF Corporation
Sakura Finetek USA, Inc.
Salk Institute
Samsung Telecommunications America
Sanmina-SCI Corporation
Sandisk Corporation
Sandoz, Inc.
Sanofi-Aventis
SAS Institute, Inc.
Sauer-Danfoss, Inc.
SBA Network Services, Inc.
SCANA Corporation
SCF of Arizona
SCF Arizona
Schein Henry, Inc.
Schering-Plough
Schlumberger Oilfield Services
Schlumberger, Ltd.
Schneider Electric NA
Schneider National, Inc.
Schwarz
Science Applications International Corporation
SCS Engineers - SCS Energy
SCS Field Services - Modesto
Sea Star Line, LLC
Seaboard Corporation
Seaman Corporation
Securitas Security Services, USA

Sempra Energy
Senco Products, Inc.
Sentry Group
Sequa Corporation
Service Master
Seventh Generation
Shachihata, Inc. USA
Shure, Inc.
Sierra Pacific Resources
Silgan Holdings, Inc.
Sitel
SJE-Rhombus
Skywest, Inc.
SLM Corporation
Sloan Valve Company
SMC Corporation of America
Smith & Nephew, Inc.
Smith International, Inc.
Solutia, Inc.
Solvere
Sonoco Products Company
Southern Union Company
Space Telescope Science Institute
Spansion, Inc.
Spirit Aerosystems
Spirit Aerosystems Holding
Springs Global US, Inc.
Sprint Nextel Corporation
SPX Corporation
SRAM
Stanley Works
StarTek - Alexandria
Steelcase, Inc.
STERIS
Stewart Information Services Corporation
Stoll Keenon Ogden PLLC
Storck USA LP
Stryker Corporation
Sundt Companies
Superior Essex, Inc.
SuperValu
SureWest Communications Company
Swift Transportation
Sykes Enterprises, Inc.
Synacor, Inc.
Synnex Corporation
Synovate
Synthes
Sypris Solutions
T D Williamson, Inc.
TDS Telecom
Tech Data Corporation
Technical Olympic USA, Inc.
Technical Professional Services, Inc.
TechTeam Global, Inc.
TECO Transport
Tecolote Research, Inc.
TelAlaska, Inc.
Telco Solutions III, LLC
Tele-Consultants, Inc.
Teledyne Brown Engineering
Teleflex
Telerx
TeleTech Holdings, Inc.
Tellabs, Inc.
Tellus Operating Group, LLC
Temple-Inland, Inc.
Tenaris, Inc. USA
Terex Corporation
Tesco Corporation
Tesoro Corporation
Texas Air Composites
Texas Industries, Inc.
Texas Instruments, Inc.
Textainer
Textron, Inc.
The Antioch Company
The Colman Group, Inc.
The Decurion Corporation
The Doe Run Company
The E.W. Scripps Company
The Irvine Company
The John H Harland Company
The Joint Commission
The Kroger Company
The Lamson & Sessions
The Lindy Group, Inc.
The Midland Company
The MITRE Corporation
The NORDAM Group
The Raymond Corporation
The Regence Group
The Ryland Group, Inc.
The Sundt Companies, Inc.
The Taubman Company
The Toro Company
The Williams Companies, Inc.
The Woodbridge Group
Thermadyne Holdings
Thermadyne Holdings Corporation
Thermo Fisher Scientific
Thomas Jefferson National Accelerator Facility
Thomson Corporation
TIMET
Timken Company
Title Resource Group

TIW Corporation
TJX Companies, Inc.
TM GE Automation Systems, LLC
T-Mobile USA
Toshiba America Business Solutions, Inc.
Transcore
Transocean Offshore, Inc.
Trebol USA, LLC
Tremco, Inc.
Trinity Consultants, Inc.
Trinity Industries
TRMI, Inc.
True Partners Consulting
Tween Brands, Inc.
TXU Corporation
Tyco Electronics
UDR, Inc.
Ulticom, Inc.
Underwriters Laboratories, Inc.
Unionbancal Corporation
Unisys Corporation
United Technologies Corporation
Unitrin, Inc.
Unitrin Specialty
Universal Instruments Corporation
Universal Weather & Aviation
Uponor, Inc.
Upper Deck
URS Corporation
US Investigations Services
US Xpress, Inc.
USG Corporation
USRA
UST, Inc.
V S E Corporation
Van Andel Institute
Vectren Corporation
Venturedyne Ltd.
Verizon Communications
Vetco Gray, Inc.
VF Corporation - Services
Viad Corporation
Viasystems Group, Inc.
Viejas Enterprise
VistaPrint
Vistar Corporation
Visteon Corporation
Vivendi
Von Roll USA, Inc.—New York
Vulcan Materials Company—Mideast Division
VWR Corporation
W.C. Bradley Coompany
W.L. Gore & Associates, Inc.
W R Grace & Company
W.W. Grainger, Inc.
Wackenhut Services, Inc.
Waddell & Reed
Waggener Edstrom Worldwide
Washington Group International, Inc.
Weatherford International, Ltd.
Werner Enterprises, Inc.
Wesco International, Inc.
Westfield Group
Westinghouse Electric Company
Westinghouse Savannah River Company
Weston Solutions, Inc.
White Mountains Re Services
Wilbur Smith Associates
Wilder Foundation
William Blair & Company, LLC
Williams Lea, Inc.
Willis North America
Windstream Communications
Winston Industries, LLC
Winterthur North America
World Access
Worldspan
Worthington Industries
WR Berkley Corporation
Wright Express Corporation
Wright Line, LLC
WW Grainger, Inc.
Wyle Laboratories
XL Capital, Ltd.
XO Communications, Inc.
Yamaha Corporation of America
Yazaki North America, Inc.
YRC Worldwide
YRC Worldwide, Inc.
YSI
Zimmer Holdings, Inc.
Zurich North America